Stagwell

2023 Annual Report

F R O N T I E R S

THE ARTIFICIAL OPPORTUNITY

AND IMMERSIVE IMPERATIVE



NASDAQ: **STGW**



Stagwell

is the challenger network built to transform marketing.

Transforming from:

Traditional Creativity **TO** *Connected Brand Experiences*

Big Idea **TO** *Big Strategic Platforms*

Disconnected Enterprise **TO** *Digitally Enabled Brands*

Siloed Media **TO** *Scaled Brand Performance*



Stagwell delivers scaled creative performance for some of the world's most ambitious brands, connecting creativity with leading-edge technology to harmonize the art and science of marketing. Led by entrepreneurs, we employed approximately 13,000 people in over 34 countries across the globe who drive effectiveness and improve business results for our more than 4,000 blue-chip customers as of December 31, 2023.

Stagwell grew share in the marketing services industry i


CES

January 2023

CES 2023: Stagwell was the only global marketing network to exhibit on the floor at CES 2023, focusing on transforming marketing through impactful technology and media transformation.


AMERICA RUNS ON
DUNKIN'

February 2023

Super Bowl LVII: Stagwell's agencies **Anomaly** and **72andSunny** flexed their creative chops at Super Bowl LVII for clients Bud Light, Diageo, Dunkin' and the NFL. Our agencies produced more ads than any other network – including three of the top 10 highest-rated commercials in the USA Today Ad Meter.

March 2023

Taylor, Stagwell's GenAI Content Tool, Debuts: Stagwell Marketing Cloud launched 'Taylor,' a generative AI content and press release generation tool embedded in its Communications Technology Unit.



SXSW 2023: Stagwell and its agencies hit the ground in Austin to drum up excitement for SPORT BEACH Year 1 and discuss immersive experiences and AI.

April 2023

Huskies Acquisition: Stagwell acquired In the Company of Huskies, a Dublin-based creative shop that joined the Forsman & Bodenfors collective, and marked Stagwell's first foray into the Irish market.

ARound x Cavs Launch: ARound, our pioneering augmented reality platform, launched with the Cleveland Cavaliers NBA team, bringing shared stadium AR experiences to its third professional sports league.



'Shark Tank' Winner Debuted: Stagwell announced the winner of its 2022 innovation competition, **SmartAssets**, a tool that leverages AI to extract creative components from ads, assess performance data, and optimize future ads for effectiveness with instant creative adjustments.

May 2023

AlpInvest Transaction: Stagwell bought back AlpInvest's stake in the company.

Jasper Advisors Acquisition: Acquired strategic communications firm Jasper Advisors, which joined SKDK.

Oracle Cloud Partnership: Stagwell's digital transformation network **Code and Theory** inked a powerful partnership with Oracle Cloud Infrastructure to unlock AI-powered transformation for the agency's diverse client base.



São Paulo Regional Hub: Stagwell formally announced São Paulo as the city for its Latin America hub and hosted its first regional summit with agencies and affiliates.

June 2023

Fortune 1000: Stagwell became a member of the Fortune 1000 list.

SPORT BEACH: Stagwell hosted the inaugural SPORT BEACH activation, the first-ever hub dedicated to the cultural power of sport and fandom at the Cannes Lions International Festival of Creativity. Our network also won 12 Lions across creative, design, digital entertainment, and PR.



n 2023 and pushed the boundaries of digital innovation.



July 2023

Tinsel Experiential Design Acquisition: A fast-growing experiential shop with clients across the technology sector, Tinsel, joined the Constellation Network.


Stagwell
Celebrates
2 Years!
STAGWELL

August 2023

Stagwell Turns Two: Stagwell celebrated its second anniversary since its launch upon the combination of MDC Partners Inc. and Stagwell Marketing Group in 2021.

September 2023

RealClearPolitics Partnership: Stagwell inked a partnership with independent, non-partisan media company RealClearPolitics to create an enhanced polling experience to understand the dynamics of the Presidential, Senate, House, and other statewide races during the unprecedented 2024 election cycle. Code and Theory, GALE, and Multiview led the partnership.

October 2023

Vice Chair Appointment: Hired former Y&R Global Chairman David Sable as Vice-Chair to grow integrated accounts, client leadership, and mentorship across the network.

Harris Quest Launch: Launched an integrated suite of AI-enabled research tools in the **Stagwell Marketing Cloud**.

Acquired Left Field Labs: A leader in digital transformation blending solutions spanning AI, immersive technologies, and more, Left Field Labs joined the Constellation Network in 2023.



November 2023

Movers+Shakers Acquisition: Acquired Movers+Shakers, a digital-first creative shop helping connect brands to culture through mainstream and emerging social capabilities.

Google Cloud Partnership: Announced a powerful partnership with Google Cloud to develop generative AI marketing use cases.


Partnering to Develop Generative AI
Marketing Solutions
STAGWELL Marketing Cloud
Google Cloud
SADA

ConcentricLife Disposition: Sold ConcentricLife to Accenture for $245 million.

December 2023

Europe Expansion: Appointed James Townsend as CEO, EMEA and announced our new regional headquarters in Europe at the Blue Fin Building in London.



Stagwell Marketing Cloud CEO: Appointed Elspeth Rollert, formerly CMO, as the first-ever Chief Executive Officer of the SMC as the unit begins to contribute organic revenue growth to Stagwell's overall mix.



2023 By the Numbers

$2.5B *in GAAP revenue*

$270M+ *in LTM net new business*

13% *international net revenue growth*

4 *acquisitions to expand global footprint and digital capabilities*

2 *new regional hubs in EMEA and LATAM*



Dear Investors,

I began this journey to launch Stagwell in 2015 because I saw an opportunity to build a company pinned to the fastest-growing digital segments of the consumer economy. Marketing was transforming from traditional mediums to diffuse, digital platforms – and no legacy firm had cracked the code on how to deliver excellent digital transformation services at scale. Now, new **frontier technologies** such as **artificial intelligence** and **augmented reality** are shaping growth opportunities and consumer imperatives for the sector. Stagwell, as the challenger network built to transform marketing, is at the cutting edge.

Despite a challenging year for marketing services and digital transformation – accentuated by our client mix – Stagwell grew share with some of our largest customers in 2023, took efficient steps in managing our costs and invested in digital innovation to position itself for the future of marketing.

Because of those investments, *we are evolving into the Marketing Frontiers company* – the partner of choice for global businesses seeking to transform digital consumer experiences and their organizations to fuel transformational business outcomes. With a global employee base that brings excellent creative talent and technology together – **approximately 1 in 10 Stagwell employees were engineers as of December 31, 2023** – we steer digital evolution across the creative value chain, and we are incubating, building, and creating captivating technology-led experiences for companies to change the way they provide value for consumers and in turn derive value from their customers.

It's important to realize that Stagwell started at zero just eight years ago and that the same energy we put in then is at work today in molding this company to be the next great company in marketing, going from global full-service to platform self-service. We are well-poised to deliver another year of path-breaking work for clients; and we believe a mix of 2024 tailwinds and new centralized initiatives will return us to industry-leading organic growth and margins, while keeping us at the forefront of change.

Growing Market Share in 2023 and Preparing for Future Growth

Our visibility and share of market accelerated in 2023 as Stagwell's agencies were invited to more RFPs with bigger accounts. Last year we saw a **20% increase in pitches** that we were invited to, totaling opportunities valued at almost **$1.2 billion**, and we expect to continue to grow our customer base in 2024. Already this year, our Super Bowl creative output far exceeded our relative size with five national in-game spots and over a dozen other client campaigns for the NFL, E*Trade, United Airlines, Diageo, Budweiser and more. Our record-breaking new business wins and increased industry recognition lay a strong foundation for us to return to growth this year.

As we deepen our solutions in AI and immersive experiences, we invested in digital innovation through acquisitions and partnerships in 2023. We grew our portfolio with the digital-first acquisitions of Left Field Labs, Movers+Shakers, and In the Company of Huskies (now F&B Dublin); as well as with the experiential and cultural leaders Tinsel Experiential Design and Team Epiphany.

Meanwhile, Stagwell Marketing Cloud – which we have spent the past year commercializing – is partnering with Google Cloud to build generative AI marketing use cases; and with MNTN, the performance TV leader, to chart a new approach to performance social. And in a major milestone, ARound, our immersive platform for stadiums, was just incorporated into Major League Baseball's native app and approved for use by all MLB teams and stadiums. These partnerships are essential as we scale up SMC's technical offering for more marketers seeking simplified software solutions and build scaled consumer applications of emerging technology.

Amid all this evolution, we took significant steps with a lasting, positive impact on our business.

Across the full year, we drove annualized savings of over $98 million through staffing cost actions, $4 million of real estate savings, and over $4 million of savings through our shared services program. **By the end of 2023, we principally achieved ahead of schedule the $30 million of synergies that we promised,** and we are now focused on achieving the $35 million of incremental efficiencies that we announced in 2023.

In the first quarter, we successfully completed a secondary offering, which helped to boost our trading liquidity. The equity research analyst community has taken note of our overall efforts and now we have eight covering analysts.

In the second quarter, we moved to simplify our capital structure by buying out AlpInvest. This transaction, and other buybacks completed throughout the year, contributed to an approximately 8% net reduction in our shares, bringing our number of Class A and Class C shares as of December 31, 2023 to 270.1 million.

In the fourth quarter, we completed the sale of ConcentricLife to Accenture for $245 million, representing a sale at approximately 4 to 5 times our initial investment, producing a taxable gain of about $175 million in 2023. We have already replaced the revenue and earnings given up by the transaction, while only using a fraction of the proceeds.

We believe that modest portfolio turnover at multiples higher than those we pay for acquisitions is a vital part of our future operations. We expect to close another profitable disposition later this year.

"The Year of Competition": What 2024 Holds for Stagwell

With 2023 behind us, we are positioned to return in 2024, a political year, to the organic growth that Stagwell showed year after year since its inception while we execute on our strategy to transform marketing through the right combination of technology and talent.

Most importantly, we expect digital transformation – which suffered in 2023 due to tech client pullbacks – to rebound as tech firms pivot from the "year of efficiencies" in 2023 to the "year of competition" in 2024. AI, we expect, will drive significant transformation projects over the next 12-18 months as these companies compete to build the future, and seek firms like ours for consumer expertise to support them with implementation of frontier technology in the "last mile." We saw signs of this rebound in the fourth quarter as our Digital Transformation revenue from Technology customers grew by 30% year over year.

In 2023, we grew our billables with one of the world's largest technology companies by more than 50% without participating in a single RFP. TMT clients have called on our agencies to transform their operations and customer touchpoints. Stagwell is helping Qualcomm enable the future of AI for developers and across everyday devices, while RealClearPolitics is working with us to roll out an AI overlay to their historical polling database to help users search results in new, engaging ways. And we picked up major wins at Samsung and Shopify, as well as notable account expansions with Amazon and Google.

We expect the election cycle to pose a 2024-specific tailwind to our business as the only global marketing network with bipartisan advocacy, insights, and media firms touching nearly every component of the political process. In 2023, a non-election year, our Advocacy businesses posted 16% net revenue growth versus 2021, the last off-cycle year. We view this as an encouraging sign for 2024 political advertising spend, with $12 billion at stake across the total market per the political media team at Assembly. While the Presidential election gets the most focus, we expect several fiercely contested down-ballot races. We believe our advocacy businesses are well-positioned to capitalize on this spend across Democratic and Republican candidates.

> *"Our approach to global collaboration continues to be one of our strongest differentiators with clients and drove a record year of new business wins in excess of $270 million."*

Pushed ahead by our 2024-specific tailwinds, we are continuing to focus on our key strategy of Digital, Integrated, Global and Strategic ("DIGS").

Digital

To focus on where we believe AI will add the most value for our business, our clients, and their consumers, the key framework for our offerings will be what we refer to as the "Three Es of AI": engagement with customers, enablement across operations and efficiency in marketing. We believe this approach to AI will minimize the noise and add the most strategic value to our customers. We believe businesses will need to remake their websites, apps, and other consumer touchpoints to incorporate AI in the coming years – and with approximately 1 in 10 employees as engineers, Stagwell is well-positioned to help them usher in this digital transformation.

We are growing AI leadership across our agencies. One focus is scaling best-in-class use cases such as GALE's enterprise Alchemy.AI platform, which helps to reduce the time spent on critical tasks across all disciplines in the agency. Another is supporting our firms as they develop client-facing solutions on AI, including solutions from advisory services such as at Allison or research-backed AI implementation playbooks such as at NRG. We are also building PrivateGPT environments for our agencies and clients, such as a large domestic office retailer, so they do not have to release data into public LLMs.

We are investing heavily in scaled tech partnerships with Big Tech providers via our Google Cloud and Oracle Cloud Infrastructure engagements, and challengers who can shape focused use cases for our genAI tech such as Shade. These providers are important to the development of our forthcoming identity solution, the Stagwell ID Graph, which builds on our unique database of consumer touchpoints and will enable marketers to fine-tune performance campaigns. We have already launched a Data Clean Room, announced in April 2024, with Google as a first step.

In another high-potential initiative, we are aiming to meet the demand for scaled creative and media market solutions by streamlining production of scaled content to a centralized operation at Stagwell. All the major agencies within our group are partnering on this project, which we expect will replace costly outside production bills that can run into the hundreds of millions of dollars. We expect it to be operational by midyear. In addition, we are building a central creative platform to speed up the development and testing of creative content. We plan to make this tool available to all our agencies, which should enable significant time and cost savings while delivering products across all content tiers.

Together, we expect these solutions will equip our agencies with cutting-edge technology tools that address both the foundations of next-generation marketing services and the frontiers such as AI and AR that our clients are clamoring to integrate into their consumer touchpoints.

Integrated

Our approach to global collaboration continues to be one of our strongest differentiators with clients and drove a record year of net new business wins in excess of $270 million in 2023, with multimillion-dollar assignments from clients like T. Rowe Price, Revlon, Indiana Economic Development Corporation and Mandarin Oriental. Another integrated play was the launch of our Risk and Reputation Unit, which leverages bipartisan expertise from SKDK, Targeted Victory, The Harris Poll, Sloane & Company and Stagwell corporate to advise brands on navigating political and social issues in a polarized environment.

Our centralized marketing efforts bring our agencies together at some of marketing's most impactful events, helping drive new business opportunities and raise collective visibility. Over a dozen agencies worked together to launch SPORT BEACH at Cannes Lions, where our transformative flagship activation was the talk of the festival with over 5,000 and 38 star athletes. We brought the same approach to CES, where we were the only advertising network to demo a product on the convention floor for two consecutive years (ARound in 2023 and SmartAssets in 2024). And, notably, Ad Age lauded the effectiveness of Doner Partners Network's integrated approach on its 2023 "A-List."

Global

We continue to execute on our global expansion strategy and *saw 13% year-over-year growth in international net revenue in 2023.* We expect to enter into 10 new markets in 2024, bringing our non-affiliate footprint to more than 44 countries.

Europe is a strong consumer market ripe for transformation. In EMEA, net revenue grew 17% year-over-year in 2023, and this year we are expanding further with James Townsend as our first EMEA CEO. We also just officially opened our London regional headquarters at the Blue Fin building, where over 750 of 1900 regional employees from over 10 standout agencies will come together in a flexible, collaborative environment that reflects our philosophy of connected solutions and client engagement. We are already seeing new pitches and opportunities come from people realizing our diversified talent in the region, and we expect more growth to come from share gains within Europe.

Asia is another market with immense potential. Our regional agencies have been focused on winning local accounts and integrating and exporting them back out to the rest of the world. As a result, we have aggressively gained share, as evidenced by firms such as Allison China, which

set in motion and successfully executed a plan to more than double their business over the past three years. We have continued to ink partnerships with strong affiliates across Asia, most recently with Octopus&Whale, a gaming and experience design firm that adds to our capabilities in immersive experiences.

Strategic

M&A is essential to our strategic value creation flywheel. In the first months of 2024 alone, we added U.K. digital collective Sidekick and our first French creative agency, What's Next Partners, reinforcing our global focus. We aim to become more competitive internationally by doubling our business outside of North America to 40% of net revenue from 20% as of December 31, 2023. Countries where we believe we could acquire for additional growth include France, Spain, Italy, and Germany in Europe, as well as India, Singapore, Malaysia, Thailand, and China in Asia. We are also planning to use M&A to add digital media capabilities with an eye towards AI and new consumer touchpoints in spatial media, such as virtual maps, remote sensing and augmented reality, which we believe will power digital transformation in the industry.

We also expect to acquire or build the last mile of the media chain so that our offerings will go from planning, targeting and audience creation down to placement and media supply. We plan to move more from fee-for-service pricing to performance pricing. We anticipate that this strategy will create opportunities for significant margin expansion over time and guaranteed ROI for clients as our media business continues to grow in client scale and size.

Furthermore, we are rolling out a Strategic Client program to unleash the power of collaboration and grow client engagement across the globe. This program was successfully piloted in Q4 2023 and is being fully expanded in 2024. It incentivizes a handful of carefully selected clients and their agency-designated client leaders to enhance and grow their partnerships. We believe it is a transformative way to work that brings together the best in the network to share tools, winning strategies, and solutions.

Evolving to Meet Opportunity

Wherever you look, Stagwell is evolving and bringing our partners along with us to the cutting edge of marketing services. We believe the next year will present dozens of opportunities for our firms to shape the opportunity artificial intelligence has delivered to global brand marketers. We can help them work faster and smarter, and elevate stronger creative thinking. We are empowered to streamline their research operations and evolve their media to be more performative. And as our partners juggle the imperative to move marketing beyond its traditional mediums into truly immersive formats that drive expanded consumer growth, we're quickly separating from the pack as a partner of choice.

In summary, we believe we are set up for a solid 2024 thanks to a multitude of factors: the abatement of the headwinds that weighed on the industry in 2023; outstanding new business trends based on growing industry recognition; building momentum in our Marketing Cloud products; and what we expect to be a record-breaking political cycle, as well as our prudent steps to manage our costs, strengthen our services and expand geographically. We are constantly evolving to meet opportunity and we expect to outperform legacy competitors in 2024.



Mark Penn
Chairman & CEO, Stagwell

Visit Stagwell's site to view our work on the cutting edge of today's marketing frontiers and hear from our global agency leaders about what's coming next.



The Artificial Opportunity / The Immersive Imperative

Artificial intelligence represents a quantum leap for creativity and productivity. Within the 18 months since generative AI took the world by storm, we have entered an entirely new age of value creation for modern business, driving efficiencies and improving the overall value of business activity.

As a global marketing network, we believe that AI's rise will mean a rewriting of almost all

customer interfaces. We are seeing enterprises across every consumer-facing sector organize their investments into this tech around what we like to call the *"Three Es of AI"*: engagement with consumers, enablement across operations, and efficiency in marketing.

Together, we believe these focus areas power an immense **OPPORTUNITY** for consumer-facing brands, helping to sharpen pathways to adoption,



and enable scaled implementation of additional technologies which we view as essential to the future of modern marketing — technologies such as AR, VR and XR, which are helping companies reach the **IMPERATIVE** for immersive brand experiences.

Through our investments in digital innovation, we believe we are quickly becoming at Stagwell the Marketing Frontiers company. For this year's report, we have assembled a collection of our agencies' strongest frontier work. In some

cases, our firms served as partners leading AI or AR-driven consumer experiences. In others, they turned the technology inward — unlocking efficiencies or exciting new ways of working. Hear from a few of our leaders across the company on the next frontiers of modern marketing.

An extended version of this content lives on Stagwell's digital site, and can be accessed using the QR codes on the following pages.





"AI transformation is business transformation. We now have the tools and the data to look at our customer's actions and anticipate their needs. There is nothing more powerful than that as a brand. This is the opportunity to redesign the Internet. Throw the playbook away, be creative and write a new one. You don't really have a choice."
– Dan Gardner, Founder and Executive Chairman, Code and Theory

TIERS



"Advancements in immersive technology coincide with the promise of new form factors, including light-weight, head mounted devices that seamlessly fit within the lives of consumers. This exciting new playground allows brands to create a world where physical interactions and digital enhancements are intermeshed, meaning the opportunities for connection with consumers are endless."
– Sarah Mehler, CEO, Left Field Labs



Stagwell agencies are on the cutting edge of marketing frontiers, helping clients implement never-before-dreamed-of digital experiences and find the opportunity in AI. Explore a collection of case studies from our global network. Follow the QR codes on the following pages to view additional content we call "Frontiers: The Artificial Opportunity / The Immersive Imperative," including varied perspectives from our global agency leaders.



Harnessing AI and Succeeding on a Mission to Win Ohio
Code and Theory & Tipico

Tipico engaged Code and Theory to lead **Bet Like You're From Ohio**, an integrated campaign to capitalize on the moment sports betting would be legalized in Ohio and bring Tipico to market. The agency utilized ChatGPT for persona development and leveraged real-time data to inspire everything it did, including creating hyperlocal messaging that helped Tipico meet 57% of its annual registration target in one month.



Embracing Comfort Unapologetically with First-Ever AI-Powered La-Z-Boy Decliner
Colle McVoy & La-Z-Boy

To reinforce La-Z-Boy's new platform, **Long Live the Lazy**, Colle McVoy's creative technology team designed and fabricated "The Decliner," a first-of-its-kind recliner allowing owners to generate with AI a cancellation excuse via SMS simply by pulling the handle. Over 36,000 people signed up for a chance to win their own Decliner just in time for National Lazy Day as part of the earned creative brand act.



Playfully Navigating the Google Booth at CES
Left Field Labs & Google

Google set out to create a **360° event-scale augmented reality (AR) experience** at CES that would help attendees experience its presence in a whole new dimension. Google partnered with Left Field Labs to blend its physical booth location with a digital overlay, focused on bringing helpful and contextual information to attendees, as well as delightful moments. The experience was activated 9,000 times during the four-day event.



Legacy Brand, Meet Next-Gen Commerce: Bomb Pop Takes Roblox
GALE & Bomb Pop (Wells Enterprises)

Bomb Pop is the most popular ice pop that nobody can remember. GALE's mission was simple: get tweens to remember the brand's name. The team brought the favorite summertime snack into the virtual world of Restaurant Tycoon 2 in Roblox. Roblox restaurant owners could serve eight virtual Bomb Pop flavors to their customers. Gamers served 48.5 million Bomb Pops — **making it the #1 selling food item in Roblox history.**



Turning Spectators into Active Participants with the Cleveland Cavaliers
ARound & The Cleveland Cavaliers

Next-gen fan engagement platform ARound partnered with its first NBA team to bring **Cavs ARcade** to Rocket Mortgage FieldHouse. Fans were able to digitally interact with the basketball court and fellow fans in the FieldHouse, and witness real-time effects on the Cavs' video screen through mass multi-user gaming, 3D player personalities and more. Spectators at each game averaged 14 minutes of engagement per experience.





SMARTASSETS

Alchemy.Ai

Growing Future Frontiers with “Shark Tank”

Stagwell Marketing Cloud’s annual “Shark Tank” innovation competition challenges our network to propose technology solutions at the frontiers of modern marketing. It has borne products such as PRophet (2019), which was several years ahead of the AI craze for PR professionals; and ARound (2020), which has blazed a path in connecting audiences to augmented reality experiences in sporting stadiums. SmartAssets, our 2022 winner, debuted at CES this January.





Rearchitecting a Top Performer with AI at Its Core

GALE — our fast-growing business agency — has revolutionized its offering with artificial intelligence at its core. Called Alchemy.AI, the private enteprise cloud platform is trained on all aspects of data at the agency and reduces the time spent on critical tasks across all disciplines. The tool can improve the output efficiency of core workflows like audience insight development by as much as 80%.



Stori
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Microsoft
Brand Central
2023
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Welcome, Armin!
Create New Project
Consumer Behavior Insights Series
Ad Campaign Evaluation
Market Entry Strategy Analysis
Building Brand Loyalty
Product Development Focus Groups
Competitor Intelligence Briefings
Customer Satisfaction Research

Homegrown Stori Tool Enhances Sales Rate

Stori innovates the case study creation process for **Instrument**’s delivery teams, employing advanced language models and integrations with Google Cloud services to streamline and accelerate the production of tailored case studies. The tool contributed to a record win streak for Instrument in 2023, helping it capture 50+ new clients through the year.

Revolutionizing the Research Experience with QuestAI

This instant information tool from **The Harris Poll** and **Stagwell Marketing Cloud** efficiently enables research’s role in the overall marketing process. AI-enabled capablities include translation and transcription, speaker identification and sentiment analysis, survey questions output, and more.



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-13718



Stagwell Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-1390679**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One World Trade Center, Floor 65 **New York, New York**	**10007**
(Address of principal executive offices)	(Zip Code)

(646) 429-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	STGW	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☒
Non-accelerated Filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common stock of the registrant held by non-affiliates as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $628.9 million, computed upon the basis of the closing sales price of $7.21 of the Class A Common Stock on that date.

The number of shares of common stock outstanding as of March 1, 2024 was 116,906,352 shares of Class A Common Stock and 151,648,741 shares of Class C Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the 2024 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K where indicated.

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STAGWELL INC.

TABLE OF CONTENTS

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EXPLANATORY NOTE

On December 21, 2020, MDC Partners Inc. ("MDC") and Stagwell Media LP ("Stagwell Media") announced that they had entered into an agreement, providing for the combination of MDC with the operating businesses and subsidiaries of Stagwell Media (the "Stagwell Subject Entities") (the "Transaction Agreement"). The Stagwell Subject Entities comprised Stagwell Marketing Group LLC ("Stagwell Marketing" or "SMG") and its direct and indirect subsidiaries.

On August 2, 2021 (the "Closing Date"), we completed the combination of MDC and the Stagwell Subject Entities and a series of steps and related transactions (such combination and transactions, the "Transactions"). In connection with the Transactions, among other things, (i) MDC completed a series of transactions pursuant to which it emerged as a wholly owned subsidiary of the Company, converted into a Delaware limited liability company and changed its name to Midas OpCo Holdings LLC ("OpCo") which was subsequently renamed Stagwell Global LLC; (ii) Stagwell Media contributed the equity interests of Stagwell Marketing and its direct and indirect subsidiaries to OpCo; and (iii) the Company converted into a Delaware corporation, succeeded MDC as the publicly-traded company and changed its name to Stagwell Inc.

The Transactions were treated as a reverse acquisition for financial reporting purposes, with MDC treated as the legal acquirer and Stagwell Marketing treated as the accounting acquirer. As a result of the Transactions and the change in our business and operations, under applicable accounting principles, the historical financial results of Stagwell Marketing prior to August 2, 2021 are considered our historical financial results. Accordingly, historical information presented in this Annual Report on Form 10-K (this "Form 10-K") for events occurring or periods ending before August 2, 2021 does not reflect the impact of the Transactions or the financial results of MDC and may not be comparable with historical information for events occurring or periods ending on or after August 2, 2021.

References in this Form 10-K to "Stagwell," "we," "us," "our" and the "Company" refer (i) with respect to events occurring or periods ending before August 2, 2021, to Stagwell Marketing and its direct and indirect subsidiaries and (ii) with respect to events occurring or periods ending on or after August 2, 2021, to Stagwell Inc. and its direct and indirect subsidiaries.

All dollar amounts are stated in U.S. dollars unless otherwise stated.

Forward-Looking Statements

This document contains forward-looking statements. within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's representatives may also make forward-looking statements orally or in writing from time to time. Statements in this document that are not historical facts, including, statements about the Company's beliefs and expectations, future financial performance, growth, and future prospects, the Company's strategy, business and economic trends and growth, technological leadership and differentiation, potential acquisitions, anticipated operating efficiencies and synergies and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Forward-looking statements, which are generally denoted by words such as "aim," "anticipate," "assume," "believe," "continue," "could," "create," "estimate," "expect," "focus," "forecast," "foresee," "future," "goal," "guidance," "in development," "intend," "likely," "look," "maintain," "may," "ongoing," "opportunity," "outlook," "plan," "possible," "potential," "predict," "project," "should," "target," "will," "would" or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section.

Forward-looking statements in this document are based on certain key expectations and assumptions made by the Company. Although the management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The material assumptions upon which such forward-looking statements are based include, among others, assumptions with respect to general business, economic and market conditions, the competitive environment, anticipated and unanticipated tax consequences and anticipated and unanticipated costs. These forward-looking statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined in this section. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company's control. Therefore, you should not place undue reliance on such statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

- risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients;

- demand for the Company's services, which may precipitate or exacerbate other risks and uncertainties;

- inflation and actions taken by central banks to counter inflation;

- the Company's ability to attract new clients and retain existing clients;

- the impact of a reduction in client spending and changes in client advertising, marketing and corporate communications requirements;

- financial failure of the Company's clients;

- the Company's ability to retain and attract key employees;

- the Company's ability to compete in the markets in which it operates;

- the Company's ability to achieve its cost saving initiatives;

- the Company's implementation of strategic initiatives;

- the Company's ability to remain in compliance with its debt agreements and the Company's ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;

- the Company's ability to manage its growth effectively, including the successful completion and integration of acquisitions that complement and expand the Company's business capabilities;

- the Company's ability to develop products incorporating new technologies, including augmented reality, artificial intelligence, and virtual reality, and realize benefits from such products;

- the Company's use of artificial intelligence, including generative artificial intelligence

- adverse tax consequences for the Company, its operations and its stockholders, that may differ from the expectations of the Company, including that future changes in tax laws, potential increases to corporate tax rates in the United States and disagreements with tax authorities on the Company's determinations that may result in increased tax costs;

- adverse tax consequences in connection with the Transactions, including the incurrence of material Canadian federal income tax (including material "emigration tax");

- the Company's unremediated material weaknesses in internal control over financial reporting and its ability to establish and maintain an effective system of internal control over financial reporting; including the risk that the Company's internal controls will fail to detect misstatements in its financial statements;

- the Company's ability to accurately forecast its future financial performance and provide accurate guidance;

- the Company's ability to protect client data from security incidents or cyberattacks;

- economic disruptions resulting from war and other geopolitical tensions (such as the ongoing military conflicts between Russia and Ukraine and in Israel and Gaza), terrorist activities and natural disasters;

2

- stock price volatility; and

- foreign currency fluctuations.

Investors should carefully consider these risk factors, the additional risk factors outlined under the caption "Risk Factors" in this Form 10-K, and in the Company's other filings with the Securities and Exchange Commission (the "SEC") which are accessible on the SEC's website at www.sec.gov.

SUPPLEMENTARY FINANCIAL INFORMATION

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). However, the Company has included certain non-GAAP financial measures and ratios, which it believes, provide useful information to both management and readers of this report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other titled measures determined in accordance with GAAP.

Item 1.   Business

About Us

Stagwell Inc. is the challenger network built to transform marketing. Stagwell delivers scaled creative performance for some of the world's most ambitious brands, connecting creativity with leading-edge technology to harmonize the art and science of marketing. Led by entrepreneurs, we employ approximately 13,000 people, including contractors, in over 34 countries across the globe who drive effectiveness and improve business results for our more than 4,000 blue-chip customers as of December 31, 2023. In addition, as of December 31, 2023, our Global Affiliate Network added coverage in over 30 additional countries.

Stagwell offers the capabilities marketers need in the digital age: Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, Creativity & Communications, and "software as a service" ("SaaS") and "data as a service" ("DaaS") technology tools within the Stagwell Marketing Cloud Group. Our global scale allows us to compete for many of the largest marketing contracts available, including multi-regional contracts with annual fees of more than $10 million. Stagwell operates in a highly competitive and fragmented industry, but we believe we have a distinct advantage given our digital composition and its alignment with the broader marketplace. Additionally, the Stagwell Marketing Cloud, our proprietary suite of SaaS and DaaS technology solutions is designed for modern marketers and includes applications across the marketing value chain — research and insights, communications technology, media studios and advanced media platforms (including augmented reality ("AR"). Stagwell provides a suite of marketing services that serve marketers' needs as well as self-service technology-driven solutions for in-house marketers. Through the Stagwell Marketing Cloud, Stagwell is investing in the frontiers of marketing, with technology products that fuel artificial intelligence ("AI") for content creation, "instant" market research, and for communications professionals and AR experiences for stadium goers and live events. This is a key part of the future strategy for the company.

Stagwell has grown through a combination of organic growth and investment. Beginning with a single company in 2015, Stagwell focused on the fastest-growing area of marketing: digital services. Between 2015 and 2021, we acquired companies including digital transformation and digital media groups like Code and Theory and ForwardPMX. In 2019, Stagwell Media made a $100 million investment into MDC, the parent company of creative powerhouses including 72andSunny, Anomaly, Crispin, Porter & Bogusky, Doner and Forsman & Bodenfors. Recognizing the potential of those companies, Stagwell's reorganization and careful management of the portfolio turned MDC around. In August 2021, Stagwell Media completed the Transactions with MDC to become Stagwell Inc.

Stagwell's unified corporate team is the foundation of a powerful value creation platform focused on scaling our portfolio of marketing services firms, which we refer to as "Brands," and driving continual network evolution. We plan to continue investing in our core digital platforms, developing our suite of digital products in the Stagwell Marketing Cloud, increasing our technology leadership through investment and innovation, and further expanding our international footprint both organically and via our Global Affiliate Network to deliver value for our clients, employees, and shareholders.

Our Market

Industry Trends

The digital revolution has changed where and how brands relate to consumers and created an entirely new, highly complex content and commerce ecosystem. Historically, marketing was characterized by television and brand advertising targeted to broad audiences: everyone saw the same advertisement at the same time. Over the last two decades, digital innovation has created new, personalized ways to reach targeted consumers and spurred a fundamental shift in the marketing services landscape. Growth now comes primarily from digital marketing, helping brands meet customers across the entire online ecosystem. We believe every company today at its core is a digital marketing company.

We believe five key trends describe the industry today:

First, online advertising now accounts for more than half of global advertising spend, and two-thirds of spend in the United States alone, with the shift further accelerating as new media channels like connected television and platforms diversify the digital channels dominating content and commerce. Online now means virtually everywhere: website, mobile, social media, television, out-of-home, and immersive in-person experiences.

Second, advertising is commerce. Digital platforms provide ways for brands to reach consumers directly through e-commerce. Platforms as diverse as TikTok, Instacart, and LinkedIn have created new ways for brands to interact with their customers. Brands can sell their products directly on their sites, via digital platforms such as Amazon or through interactive experiences enabled by social media. Digital platforms also allow advocacy groups and political campaigns to reach constituents to mobilize support or raise funds online. Retail media networks add complexity and opportunity to brands' consumer engagement strategies.

Third, data is everywhere. Platform and channel growth has created an explosion of addressable data that can be used to better understand consumer desires, habits, and needs in real-time, allowing the delivery of content that consumers want, when they want it, and where they want it. Sources of online data include web, mobile, email, social, and connected TV — in addition to emerging products, apps and wearables that enhance day-to-day experiences. The emergence of vast amounts of data spans behavioral, transactional, demographic, psychographic and geographic categories. As connectivity grows, the value of raw data declines — but we believe the ability to derive actionable insights from the data, as Stagwell businesses do, increases.

Fourth, frontier technologies such as AI and AR are gaining critical foothold among mass consumers, reshaping how businesses connect. Both technologies have evolved past initial niche or enterprise use cases and are now reaching lay consumers, and businesses now are investing in making them widely accessible to consumer audiences, as seen with generative AI tools like ChatGPT and AR tools like Stagwell Marketing Cloud's ARound. Stagwell is at the forefront of innovating with this technology, implementing these innovations across our client work, and incubating original and proprietary technology to drive business results and sits on what we refer to as the next frontier of marketing. As AI in particular drives cross-sector transformation, we are delivering solutions around the "Three Es" of AI: enablement across operations, efficiency in marketing, and engagement with consumers.

Finally, marketing technology is transforming the industry. SaaS and DaaS products are increasing the efficiency of marketing campaigns and in-house marketing operations, utilizing cutting edge technologies such as AI and automated media modeling, scaled consumer insights, campaign and asset management, brand reputation tracking, and more.

Competitive Landscape

Stagwell operates in a highly competitive and fragmented industry. Stagwell's Brands compete for business and talent with the operating subsidiaries of large global holding companies such as Omnicom Group Inc., Interpublic Group of Companies, Inc., WPP plc, Publicis Groupe SA, Dentsu Inc. and Havas SA, as well as with numerous independent agencies that operate in multiple markets. Our Brands also face competition from consultancies, like Accenture and Deloitte, tech platforms, media companies and other services firms that offer related services. Stagwell's Brands must compete with these other companies to maintain and grow existing client relationships and to obtain new clients and assignments. Individual products within the Stagwell Marketing Cloud also typically compete with offerings that may be provided within broader service offerings at large global holding companies or provided on a standalone basis by technology startups or other industry participants such as Infosys, Wipro and Cognizant.

During the decades when marketing was dominated by television, the marketing services industry experienced significant consolidation as legacy advertising holding companies built substantial portfolios of often overlapping creative, communications, PR, and media businesses to achieve financial efficiencies by centralizing administrative operations. These holding companies grew significantly in size and market share.

The rapid rise of digital channels, convergence of advertising and commerce, explosion in addressable data and marketing technology created a paradigm shift in the industry. While legacy models still accounted for a significant share of the market in 2022, we believe they are largely underexposed to the digital areas of

the market experiencing the highest levels of client demand growth. In recent years, a number of large consulting firms with information technology implementation backgrounds have entered the marketing services market and, collectively, achieved significant market share. However, we believe these firms' lack of creative and media expertise limits their long-term growth potential as true challengers to the legacy marketing holding companies.

With a combination of talent and technology, we believe that Stagwell is well positioned to take advantage of the continued transformation sweeping the marketing ecosystem and to disrupt the marketing services landscape. Stagwell was born digital and now has a global network of entrepreneurial companies that deliver the right combination of creativity and technology for the modern, digital marketer through a model that emphasizes flexibility and integration. In addition, as AI drives transformation across marketing sectors, we believe our additional focus on AI-enabled product development in the Stagwell Marketing Cloud sets us apart.

Our Offering

Principal Capabilities

Stagwell's Brands provide differentiated, digital-first marketing and related services to a diverse client base across many industries.

Our principal capabilities fall into five categories: 1) Stagwell Marketing Cloud Group 2) Digital Transformation 3) Performance Media & Data 4) Consumer Insights & Strategy and 5) Creativity & Communications. Taken together, these capabilities provide an integrated suite of marketing services for our blue-chip customer base.


1 Stagwell Marketing Cloud Group
SaaS and DaaS Tools for the In-House Marketer
2 Digital Transformation
Building & Designing Digital Platforms & Technology
3 Performance Media & Data
Addressable on a Global Scale
4 Consumer Insights & Strategy
Tracking Across the Entire Consumer Journey
5 Creativity & Communications
Blue-Chip Customer Base
DIGITAL REVENUE
STAGWELL

Digital Transformation. We build digital services and products for clients. We design and build digital platforms and experiences that support the delivery of content, commerce, services and sales. We create websites, mobile applications, back-end systems, content and data management systems, and other digital environments enabling clients to engage with consumers across the digital ecosystem. We steer significant digital transformations for businesses, blending data, analytics & research and organizational consulting to drive impact with technology. We design and implement technology and data strategies to support digital services needed for our clients. We also implement technology and strategies for utilizing digital channels to mobilize and raise funds from proponents and constituents to support political candidates, non-profit groups and issue organizations in the public arena. As businesses across every sector are likely to grapple with the

impact of AI, we implement AI to enable stronger operations for our clients, more efficient marketing, and new engagement methods with consumers.

Performance Media & Data. We develop omnichannel media strategies and provide coordinated execution for the placement of advertisements across the media funnel including digital channels, performance marketing and analog placements globally. Unlike legacy holding companies that own large amounts of television inventory and therefore must sell it, we take a media-agnostic approach leveraging digital technologies and media in addition to analog advertising. Our media services include media solutions such as audience analysis, and media buying and planning, ranging across the platforms a modern marketer needs to engage consumers.

Consumer Insights & Strategy. We perform large-scale online surveys, specialized research, and data analytics across the consumer journey to provide strategic insights and guidance that informs business content, product, communications and media strategies for many of the world's largest companies, including numerous Fortune 100 clients. We have differentiated specialization in brand and corporate reputation tracking, theatrical and streaming content and strategy, and technology product design and marketing, and we believe our Brands are at the forefront of innovation in the field.

Creativity & Communications. We develop holistic, creativity-based content strategies and campaigns from concept to execution through to optimization. These services include strategy development, advertising creation, live events, immersive digital experiences, cross platform engagement, and social media content. We also provide strategic communications, public relations and public affairs services including media relations, thought leadership, investor and financial relations, social media, executive positioning and visibility.

Stagwell Marketing Cloud Group. We develop proprietary, in-house software and related technology products, including AI-enabled communications, research, and media technology, cookie-less data platforms for advanced targeting and activation, software tools for e-commerce applications, specialty media solutions in the fast-growing augmented reality space, and innovative applications of text-messaging for consumer engagement, which we license to clients using subscription-based SaaS and DaaS models.

We group our Brands into these principal capability categories based on the source of most of their revenue. We also classify Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, and Stagwell Marketing Cloud Group as "Digital" though Brands categorized as Creativity & Communications generate a significant portion of revenue from creativity and content delivered on digital channels and some, such as 72andSunny and Anomaly, do meaningful amounts of digital work that fluctuates as a percentage of revenue. We believe our concentration of digital capabilities today provides a competitive advantage in the marketplace and positions us to benefit from continued digital disruption in the marketing services industry. We plan to continue to invest in our core digital platforms as well as emerging technologies to effectively support marketing transformation for our clients.

Network Structure & Reportable Segments

Stagwell maintains a 100% ownership position in substantially all of its Brands, and the remainder are majority owned with management of the Brands owning the remaining equity. Stagwell generally has rights to increase ownership of non-wholly owned subsidiaries to 100% over a defined period of time.

The Company organizes its Brands into three reportable segments: "Integrated Agencies Network," "Brand Performance Network" and the "Communications Network." In addition, the Company combines and discloses operating segments that do not meet the aggregation criteria as "All Other." The Company also reports corporate expenses, as further detailed below, as "Corporate."

The reportable segments are:

• The **Integrated Agencies Network** includes five operating segments: the Anomaly Alliance, Constellation, the Doner Partner Network, Code and Theory, and National Research Group. The operating segments offer an array of complementary services spanning our core capabilities of Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, and Creativity & Communications. The Brands included in the operating segments that comprise the Integrated Agencies Network reportable segment are as follows: Anomaly Alliance (Anomaly), Constellation

(72andSunny, Colle McVoy, Hunter, Instrument, Redscout, Team Enterprises, Harris Insights, Left Field Labs, and Movers and Shakers), the Doner Partner Network (Doner, KWT Global, Harris X, Veritas, Doner North, and Yamamoto (Brands)), Code and Theory, and National Research Group. ConcentricLife, which was part of Anomaly Alliance was sold on October 31, 2023.

These operating segments share similar characteristics related to (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments may occasionally compete with each other for new business or have business move between them.

- The **Brand Performance Network** ("BPN") is comprised of a single operating segment. BPN includes a unified media and data management structure with omnichannel media placement, creative media consulting, influencer and business-to-business marketing capabilities. Our Brands in this segment aim to provide scaled creative performance through developing and executing sophisticated omnichannel campaign strategies leveraging significant amounts of consumer data. BPN's Brands provide media solutions such as audience analysis, media planning, and buying across a range of digital and traditional platforms (out-of-home, paid search, social media, lead generation, programmatic, television, broadcast, among others) and includes multichannel Brands Assembly, Brand New Galaxy, Crispin Porter Bogusky, Forsman & Bodenfors, Goodstuff, Bruce Mau, digital creative & transformation consultancy Gale, B2B specialist Multiview, CX specialists Kenna, and travel media experts Ink.

- The **Communications Network** reportable segment is comprised of a single operating segment, our specialist network that provides advocacy, strategic corporate communications, investor relations, public relations, online fundraising and other services to both corporations and political and advocacy organizations and consists of our Allison brands, SKDK brands, and Targeted Victory brands.

- **All Other** consists of the Company's digital innovation group and Stagwell Marketing Cloud Group, including Maru and Epicenter, and products such as ARound, PRophet and SmartAssets.

- **Corporate** consists of corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office. Additional expenses managed by the corporate office that are directly related to the operating segments are allocated to the appropriate reportable segment and the All Other category.

Go-To-Market Strategy

Our global go-to-market strategy is key to our objective of providing our clients with a balanced combination of leading-edge technology and creative talent. We go to market in four main ways: as individual Brands, as networks where collaboration across services is needed, as Stagwell Global when we create multi-region, Stagwell-wide teams, and as the Stagwell Marketing Cloud, which delivers SaaS and DaaS products for in-house marketers.

Unlike legacy holding companies who have focused on achieving cost synergies by consolidating brands within their networks, Stagwell focuses on collaboration. We believe it is important for our Brands to maintain their individual identities to attract the highest quality talent within their capabilities of expertise. Maintaining strong brand identities within our integrated Brands and specialist networks provides a structure supporting both individual and joint go-to-market approaches. Maintaining separate Brands with flexibility to integrate also enables effective management of potential conflicts of interest. Go-to-market collaboration typically occurs on larger engagements requiring services across multiple capabilities or geographies.

To further support collaboration, Stagwell provides financial incentives for Brands to collaborate with one another through referrals and the sharing of both services and expertise. Network and Brand leaders have components of incentive compensation that are based on Stagwell's overall performance and the overall performance of their integrated or specialist networks to incentivize go-to-market collaboration.

In addition to our owned Brands, we maintain a network of go-to-market alliances with like-minded independent brands, tech companies and marketing services firms in key markets around the world. These partners, which we refer to as Global Affiliates, enable us to increase our local-market reach and qualify for business opportunities that require enhanced capabilities in specific local markets without taking on additional costs. As of December 31, 2023, the Global Affiliate Network included more than 80 affiliates.

Our distinct Brand structure enables us to work with multiple clients within the same business sector, and many of our largest clients are served by multiple Brands within our portfolio. The Brands' work is supported by a centralized marketing and new business team that fosters collaboration, sources new business opportunities and communicates across industries to drive awareness of our offerings. Additionally, a centralized corporate innovation team develops and invests in proprietary digital marketing products that are distributed by Brands across the network, further enhancing the value proposition Stagwell's Brands offer to clients.

Our Strategy

The key components of the Stagwell strategy are Digital, Integrated, Global, and Strategic ("DIGS"). We believe the DIGS model gives us a sustainable, long-term path to significant growth and supports our primary objectives which are achieving strong levels of organic growth, increasing our digital revenue mix, increasing international scale, expanding the average client relationship size, and improving strong margins and free cash flow. We believe pursuing these objectives will increase value for our shareholders.

Our strategy is focused on six specific initiatives: 1) Investing in Digital Capabilities, 2) Expanding Addressable Markets, 3) Effective Integration at Scale, 4) Strategic Value Creation Platform, 5) Maintaining a Highly Variable Cost Structure, and 6) Efficient Capital Allocation.

Investing in Digital Capabilities

Our digital businesses serve the areas where we expect the fastest growth in the marketing space and position us to lead the wave of transformation in the industry. By investing in our core digital platforms and introducing proprietary SaaS and DaaS marketing technology ("martech") products, we aim to increase the digital proportion of our net revenue. We aim to expand our digital capabilities in three main ways:

- First, we intend to continue to invest in our leading digital Brands like Code and Theory, Instrument and Left Field Labs. This planned investment includes funding new capabilities and supporting cross-selling via our Integrated Agencies Network, which has already created additional opportunities. We intend to invest in these Brands' emerging technologies, including AI solutions, to remain at the forefront of the transformation of marketing services.

- Second, we intend to pursue complementary acquisition opportunities to bolster our existing assets in areas such as digital transformation and digital media buying. We have built a successful track record of "bolt-on" acquisitions such as TrueLogic Software, LLC, Ramenu S.A., Polar Bear Development S.R.L., a Latin America engineering shop, and Kettle Solutions, LLC ("Kettle"), a content and digital design firm.

- Third, we intend to continue to invest in the Stagwell Marketing Cloud, a suite of technology products in development or early-stage commercialization. These include AI-enabled solutions in communications technology, research and insights, media, and advanced media solutions. These products are licensed to our clients using subscription-based SaaS and DaaS models and distributed by Brands across our network. We believe the Stagwell Marketing Cloud positions us to serve in-house marketing departments and create recurring, high-value revenue streams in the future. We have also made strategic acquisitions for the Stagwell Marketing Cloud, including The People Platform (formerly Epicenter Experience), an enterprise software company that leverages mobile and location data to map and sequence complex consumer behavior patterns, and Maru Group, a leading software experience and insights data platform.

Expanding Addressable Markets

We are focused on expanding our addressable markets through investments that increase our global footprint as well as adding emerging marketing technologies in areas expected to have strong secular growth.

We believe increasing our geographic presence and breadth of capabilities will allow us to significantly grow our average client relationship size over time.

- **International Markets:** Our strategy for growing our international operations is focused on expanding our media buying, content creation and digital capabilities in new markets, which will improve our qualifications for large multi-regional contracts with the largest global marketers. For example, in April 2022, we acquired Brand New Galaxy, a scaled provider of end-to-end e-commerce services such as DTC strategy, digital content production, automation, and complex technology implementations. The acquisition bolsters Stagwell's broad e-commerce capabilities to service more global clients and provides significant scale in Europe. Further, in April 2023, we acquired In the Company of Huskies, a Dublin-based creative shop with services such as creative and brand marketing, strategy, and insights, which functionally expanded Stagwell's footprint to Ireland under the Forsman & Bodenfors brand.

- We maintain a Global Affiliate network that enables us to deliver creative, performance, media and technology capabilities at the scale required to serve the world's largest marketers. Our affiliates provide local talent and insights for regional engagements without requiring investment capital. We believe our Global Affiliates will be a valuable source for acquisitions, allowing Stagwell to vet companies before formal investment. Brand New Galaxy was our first affiliate and affiliate acquisition. As of December 31, 2023, we had over 80 Global Affiliate partners in our network.

- **Emerging Marketing Technologies:** In addition to the advertising and marketing services market, we believe our investments in the Stagwell Marketing Cloud will position us to address new, rapidly expanding market opportunities, including marketing data, campaign martech, the metaverse, and AR and VR applications. For example, Stagwell's AI-enabled instant research tool Harris Quest is now operating in over a dozen countries, and signed its 150th client in 2023, and Stagwell's shared AR product ARound has launched stadium-level experiences with professional sporting teams in Major League Baseball and the National Football League, namely the Minnesota Twins and the Los Angeles Rams. We expect to expand app integrations for ARound further in 2024.

Effective Integration at Scale

We continue to drive significant long-term operating efficiencies from the Transactions through initiatives that have been and continue to be rolled out following the completion of the Transactions. We have made progress against our plan with realization, on a run-rate basis, of the initial expected synergies of $30 million committed to after the Transactions. The synergies came from real estate consolidation, implementation of shared services across the Company that were enabled by our global enterprise resource planning and human resource information system deployments, elimination of redundancies in the Stagwell Brand Performance Network, scaling operational resources in lower cost markets, and third-party spend recapture, among other cost-saving initiatives. We have targeted additional operating efficiencies related to these initiatives that we expect to implement by the end of 2024.

Within our client-facing integrated and specialist networks we see further opportunity to achieve operating efficiencies by increasing our non-U.S. based engineering footprint. We are focused on scaling our development capabilities in lower-cost markets, specifically Latin America, India, and Southeast Asia. Our engineering talent is primarily focused on building and designing digital platforms, applications, tools, and experiences for our clients and are typically more highly concentrated in our Brands categorized within our Digital Transformation primary capability. We believe we already have a substantial engineering presence globally — approximately 1 in 10 Stagwell employees are engineers as of December 31, 2023 — and have developed the necessary skills to support hiring, training and managing large teams outside the United States. We believe these markets offer a significant supply of quality technical talent to meet increasing client demand for high-speed delivery of digital transformation and production services.

Stagwell Value Creation Platform

We believe our engaged, unified corporate team provides a growth platform for value creation through both revenue and cost synergies for our existing Brands and prospective investments. We are led by a management team with deep industry expertise and a track record of growing and managing marketing services businesses. The Stagwell platform provides a foundation to support efficient, accretive scaling of our global network and our high-growth digital transformation and digital media capabilities. Our corporate objective is to accelerate the growth and improve the profitability of our Brands, and we believe Brands see strategic value in being part of the Stagwell network.

Our value creation platform has three layers: Client Services, Growth Investment and Shared Services.

Our **Client Services** layer aims to facilitate revenue growth through go-to-market support. Our Global Solutions team provides a single point of contact for key clients, coordinating our go-to-market strategies for large, multi-regional contracts or business opportunities requiring cross-Brand, cross-capability or cross-market services. Our Global Growth team provides prospecting and new business services to our Brands, working in partnership with our Brand team which supports messaging and communications efforts. At the network level, the Stagwell BPN provides a corporate structure to cost-effectively coordinate our global media placement capabilities, while our Global Affiliate Network positions our Brands to pitch for and win opportunities requiring capabilities in specific local markets.

Our **Growth Investment** layer is designed to drive continual network evolution and bolsters competitive advantages in key markets, capabilities, and emerging technologies and consists of two teams: centralized investment and innovation. Our central investment team, which has a strong track record of accretive investments, provides expertise in sourcing, negotiating and structuring investments in close partnership with our Brand leadership, to drive efficient scaling of our networks and accelerate growth. In addition to our investment team, a centralized innovation team provides development capabilities for the Stagwell Marketing Cloud and bespoke client needs.

Our **Shared Services** layer provides unified back-office systems via Stagwell CORE ("CORE"), a platform that focuses on transitioning away from disparate teams, processes and systems and establishing a standardized platform. CORE provides centralized services across back office operational functions, including information technology ("IT"), accounts payable and receivable, real estate, enterprise-level contract administration, and accounting services. With a focus on driving shareholder value by optimizing cost structures and facilitating efficient integration of acquired businesses, CORE's services are highly standardized with an emphasis on scalability to support Stagwell's growth.

Maintaining a Highly Variable Cost Structure

We are focused on maintaining a business model that has attractive cash flow, revenue growth and margin expansion and plan to maintain a highly variable cost structure that allows us to be nimble. We aim to focus our investments on people-based businesses that operate with a high percentage of variable costs. Our at-will employment structure positions us to respond rapidly to changing market conditions in order to maintain margins. We also strive to diligently deploy low capital investment strategies. For example, we believe our Global Affiliate Network strategy for expanding international capabilities positions us to maintain a high level of flexibility through macroeconomic cycles.

Our management team has successfully demonstrated an ability to efficiently operate, manage and grow a profitable portfolio of diverse advertising businesses through periods of dramatic changes in consumer behavior, technological advancement and economic cycles. The team has a successful track record of investing, acquisition execution and integration as well as recruiting and retaining the key talent that drives our operating businesses.

Efficient Capital Allocation

We are focused on delivering strong organic growth and free cash flow to support efficient capital allocation that generates value for our shareholders. Our primary use of capital is expected to be funding diligently structured, highly accretive investment in businesses we believe will support sustainable future growth by increasing the breadth and depth of our capabilities. We also expect more modest capital allocation towards reducing shareholder dilution, reducing leverage in order to provide increased financial flexibility, and funding development of proprietary technology and products for the Stagwell Marketing Cloud.

Our Clients

As of December 31, 2023, Stagwell served over 4,000 clients across a wide range of sectors, representing some of the world's most recognized brands including: Google, Amazon, Diageo, Nike, Apple, P&G, United

Airlines, Salesforce and more. In many cases, we serve the same clients in various geographic locations, across multiple disciplines, and through multiple Stagwell Brands. Representation of a client rarely means that Stagwell handles marketing communications for all brands or product lines of the client in every geographical location. In 2023, net revenue from our top 100 clients' increased by over 7% year-over-year as we saw record last twelve months new business and increasing interest in both specific Brand capabilities as well as cross-Brand, integrated solutions that address multi-discipline client needs.

Stagwell's Brands have written contracts with many of their clients. As is customary in the industry, these contracts generally provide for termination by either party on relatively short notice. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary" for a further discussion of Stagwell's arrangements with its clients.

Sources of Revenue

Stagwell provides a broad range of services to a large base of clients across a wide spectrum of verticals globally. Stagwell has historically been largely focused in North America where the Company was founded, as well as the United Kingdom, but has expanded its global footprint to support clients globally and has a presence in more than 34 countries, and an additional more than 30 countries through our Global Affiliate Network, in each case as of December 31, 2023. The primary source of revenue is from agency arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Stagwell's Brands have written contracts with many of their clients.

Seasonality

Historically, we have typically generated the highest quarterly revenue during the fourth quarter in each year due to consumer marketing increases from the back-to-school and holiday seasons. In addition, we have typically seen an increase in revenue in the third and fourth quarters during even years because our advocacy business has higher revenue during the biannual U.S. election cycle.

Human Capital

As of December 31, 2023, we employed approximately 10,250 full-time employees and approximately 2,750 contractors and part-time employees. The following table provides a breakdown of the approximate number of full-time employees across Stagwell's three reportable segments, the All Other category, and Corporate:

Segment	Total
Integrated Agencies Network	4,440
Brand Performance Network	4,260
Communications Network	930
All Other	260
Corporate	360
Total	10,250

Because of the personal service nature of the marketing and communications business, our talent is of significance to our success. Human capital management strategies are developed by senior management, including the management teams of our Brands, and are overseen at the corporate level.

Our human capital management priorities include providing competitive benefits & compensation, attracting and retaining talent, supporting learning & development across the network, promoting Diversity & Inclusion, increasing employee engagement, and ensuring workplace safety. At the corporate level, centralized human capital management processes include the development of human resources governance and policy, executive compensation for senior leaders, benefits programs, and succession planning focusing on the performance, development and retention of key senior executives.

Benefits & Compensation

Stagwell provides a full range of competitive benefits including medical, dental, vision, employer-funded health savings accounts, commuter assistance, 401 (k) plans, employee stock programs and more. Health benefits are offered to full-time employees and their dependents, inclusive of domestic and/or same-sex partners. We offer flexible paid time off as well as accommodation for civic duties, bereavement, and leaves of absence. Stagwell participates in industry-wide salary surveys and utilizes AI-powered compensation software to obtain real-time compensation survey data and analytics and support data-driven compensation decisions. In addition, we have various stock ownership programs for eligible Stagwell employees.

Attracting & Retaining Talent

Hiring and retaining transformative talent is key to Stagwell's mission. We supplement agency-led recruiting with central recruiting support. Leveraging our scale, we have developed a broad database of global talent that further enhances our recruiting activities. In addition to utilizing central resources and technology, Brand-level recruiting activities include partnerships with colleges/universities, internship programs, referral programs and diversity, equity and inclusion specific pipelining programs. Stagwell's internal transfer policy and career portal on our intranet, The Hive, also enables employees to explore new positions with other Brands at the Company to support retention of talent within the broader network.

We have regular learning and talent events so employees across our network can feel connected to the broader portfolio of Stagwell companies and enhance collaboration.

Learning & Development

At the corporate level, Stagwell invests in both our senior leadership and up-and-coming leaders through a professional development partnership with a globally recognized leadership development organization. The program is designed to align individual growth with organizational strategy to help achieve success across both. Furthermore, Stagwell provides eligible employees with an annual, flexible professional development budget to utilize if they want to explore more opportunities within their field, acquire new skills, and enhance their contributions to their department and the organization. In addition, each Brand maintains its own policies and development programs to address to its workforce and leadership goals. Stagwell has also launched Next Dimension, an intensive experiential learning opportunity to cultivate global client leaders who are transformative partners to our clients. We expect to welcome the program's second cohort in 2024.

Diversity & Inclusion

We believe the cultures of Stagwell's individual Brands contribute to what sets working at Stagwell apart; however, the connective tissue that we believe unites us is our vision for our Brands and people to work collaboratively across disciplines in an inclusive environment.

Stagwell supports its Brands through access to high-quality education, resources and technology, which they can use to bring an approach to inclusive organizational design to life based on their organization's needs. In addition to providing annual harassment prevention and ethics training globally, we actively collect data modeled after equal employment opportunity classifications with the goal of ensuring our employee demographics better reflect the diversity of the communities in which our workforce operates and is hired from and to identify areas for improvement through corporate engagement and initiatives. In addition, Stagwell aims to continue to grow successful partnerships with diverse vendors, suppliers, contractors, and consultants.

We believe promoting an inclusive environment, from building internal and external partnerships, fostering the collaboration amongst our Brands, to trying out ideas and programs from our teams and Brands, will support our ability to attract and retain a diverse workforce and that the diversity of thought creates impact for our clients globally.

Employee Engagement

Regular communication is a focus at Stagwell. We have quarterly global Town Halls to ensure staff are engaged with and organizational goals are shared. And with in-person events returning in earnest, our Brand and Talent teams collaborate to host a variety of experiential, wellness, and professional development/thought leadership programs at our New York City "HUB" locations at the World Trade Center and in other offices around the world. Our global CEO sends out regular emails to all staff with key updates ranging from new business wins to client work. In addition, the Hive intranet serves as a resource portal for all Stagwell employees. We additionally maintain several global communities organized around discrete disciplines ("Technology," "Growth," "Communications," etc.) to foster collaboration and engagement.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability and marketing budgets, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. We believe the two most significant factors are (i) our clients' desire to change marketing communication firms and (ii) the digital and data-driven products and services that our Brands offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a firm that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Regulatory Environment

The marketing and communications services that our Brands provide are subject to laws and regulations in all of the jurisdictions in which we operate. These include laws and regulations that affect the form and content of marketing and communications activities that we produce for our clients and, for our digital services, laws and regulations concerning user privacy, use of personal information, data protection and online tracking technologies. We are also subject to laws and regulations that govern whether and how we can receive, transfer or process data that we use in our operations, including data shared between countries in which we operate. Our international operations are also subject to broad anti-corruption laws. While these laws and regulations could impact our operations, we believe compliance in the normal course of the Company's business has not significantly impacted the services we provide or had a material effect on our business, results of operations or financial position. Additional information regarding the impact of laws and regulations on our business is included in Item 1A. Risk Factors.

Available Information

Stagwell Inc.'s website address is www.stagwellglobal.com. The Company's Annual Reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to the Exchange Act, will be made available free of charge through the Company's investor relations website (www.stagwellglobal.com/investors) as soon as reasonably practical after those reports are electronically filed with, or furnished to, the SEC. The Company announces material information to the public through a variety of means, including filings with the SEC, press releases, public conference calls, and its website. The Company uses these channels, as well as social media, including its Twitter account (@stagwell) and its LinkedIn page (https://www.linkedin.com/company/stagwell/), to communicate with investors and the public about the Company, its products and services, and other matters. Therefore, investors, the media, and others interested in the Company are encouraged to review the information the Company makes public in these locations, as such information could be deemed to be material information. The information found on, or otherwise accessible through, the Company's website and social media channels is not incorporated into, and does not form a part of, this Form 10-K, and the inclusion of the Company's website address and social media channels are inactive textual references only.

Item 1A. Risk Factors

You should carefully consider the risk factors set forth below, as well as the other information contained in this Form 10-K, including our Audited Consolidated Financial Statements and related notes. This Form 10-K contains forward-looking statements that involve risks and uncertainties. Any of the following risks could materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, results of operations, financial condition, cash flows, projected results and future prospects. These risks are not exclusive and additional risks to which we are subject include the factors listed under "Note About Forward-Looking Statements" and the risks discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Risk Factor Summary

Some of the factors that could materially and adversely affect our business, financial condition, results of operations and cash flows include, but are not limited to, the following:

- as a marketing services company, our revenues are highly susceptible to declines as a result of unfavorable economic conditions and future economic conditions could adversely impact our financial condition and results;

- our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, and a significant reduction in such demand could materially affect our results of operations;

- our business could be adversely affected if we fail to retain our existing clients;

- we face significant competition, and a failure to compete successfully in the markets we serve could harm our business;

- maintaining and enhancing our and our Brands' brands and reputations is critical to our business prospects, and harm to our or our Brands' brands and reputations may limit our ability to acquire new clients, retain existing clients and attract and retain qualified personnel;

- if we do not successfully manage and develop our relationships with our Global Affiliate partners or if we fail to anticipate and establish new alliances in new technologies, our results of operations could be adversely affected;

- we are making investments in new product offerings and technologies and may increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them;

- we are subject to risks related to our use of AI, including generative AI;

- as a global business, we are substantially dependent on operations outside the United States, and any failure to manage the risks presented by our international operations could have a material adverse effect on our business, results of operations, financial condition and prospects;

- we are exposed to the risk of client defaults, and in an economic downturn, the risk of a material loss related to such client defaults could significantly increase;

- if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges;

- natural disasters, terrorist attacks, war, civil disturbances and infrastructure breakdowns could disrupt our business and harm our results of operations;

- seasonal fluctuations in marketing, research, communications and advertising activity could have a negative impact on our revenue, cash flow and operating results;

- we may not realize the benefits we expect from past and future acquisitions and other strategic transactions, including the Transactions;

- in the future, we may acquire other companies in pursuit of growth, which may divert our management's attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business;

- our business is highly dependent on the services of Mark Penn, our CEO and Chairman;

- if we are unable to keep our supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected;

- some of our Brands rely upon signatory service companies to employ union performers in commercials, and any inability to produce advertisements with union performers could impair our ability to serve our advertising clients and compete;

- we face legal, reputational and financial risks from any failure to protect client data from security incidents or cyberattacks;

- we are subject to extensive data privacy laws and regulations;

- litigation, investigations, or other legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business;

- we are subject to industry regulations and other legal or reputational risks that could restrict our activities or negatively impact our performance or financial condition;

- we are subject to laws and regulations in the United States and other countries in which we operate, including export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws. Compliance with these laws requires significant resources, and non-compliance may result in civil or criminal penalties and other remedial measures;

- our business operations could suffer if we fail to adequately protect and enforce our intellectual property and other proprietary rights;

- if we infringe, misappropriate or otherwise violate the intellectual property rights of third parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited and our business could be adversely affected;

- our products and services use open source software, and any failure to comply with the terms of one or more applicable open source licenses could adversely affect our business, subject us to litigation, and create potential liability;

- our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness;

- we may be unable to service all our indebtedness;

- we may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute holders' ownership percentage in our stock;

- if our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised;

- our Up-C structure places significant limitations on our cash flow because our principal asset is our interest in OpCo, and, accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement;

- our Tax Receivables Agreement with Stagwell Media requires us to make cash payments to Stagwell Media in respect of certain tax benefits to which we may become entitled, and we expect the payments we are required to make to be substantial, may be required to be made prior to the time that we recognize any associated tax benefits and may make our company a less attractive target to potential acquirers;

- our results of operations are subject to foreign currency exchange fluctuation risks;

- our goodwill, intangible assets and right-of-use lease assets may become impaired;

- material weaknesses in our internal control over financial reporting were identified as of December 31, 2023. If our remediation of these material weaknesses is not effective, or if we fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial results, which could adversely affect investor confidence in our company, our results of operation and our stock price;

- our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud;

- if our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price;

- we may be subject to adverse tax consequences, such as those related to changes in tax laws or tax rates or their interpretations, and the related application of judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax;

- we may face material adverse tax consequences resulting from the Transactions in Canada, the United States or other jurisdictions;

- our stock price may be volatile;

- if our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price for our Class A common stock, par value $0.001 per share (the "Class A Common Stock"), may decline; and

- a significant portion of our Class A Common Stock is restricted from immediate resale but may be sold into the market in the future, which could negatively affect the market price of our Class A Common Stock.

Risks Related to Our Business and Industry

As a marketing services company, our revenues are highly susceptible to declines as a result of unfavorable economic conditions and future economic conditions could adversely impact our financial condition and results.

Advertising, marketing and communications expenditures are sensitive to global, national and regional macroeconomic conditions, including inflationary pressures, currency fluctuations, geopolitical uncertainty and elevated interest rates, as well as specific budgeting levels and buying patterns. Adverse developments such as inflation or heightened economic uncertainty can reduce the demand for our services and pose a risk that clients may reduce, postpone or cancel spending on advertising, marketing and corporate communications projects.. For example, inflation rates, particularly in the United States, have increased in recent years, and the effects of increased inflation and other adverse conditions on our customers have resulted and may continue to result in decreased demand for our products and services, decreased revenue, increases in our operating costs (including our labor costs), and decreased profitability, and may result in reduced liquidity and limits on our ability to access credit or otherwise raise capital. In cases of sustained inflation across several of our major markets, it becomes increasingly difficult to effectively control increases to our costs. If we are unable to increase our fees or take other actions to mitigate the effect of the resulting higher costs, our business, results of operations and financial position could be negatively impacted. In addition, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. For example, our revenue and profitability declined in 2023, in part as a result of certain clients pausing projects and reducing spending in the uncertain macroeconomic environment. This pattern may recur in the future and could have a material adverse effect on our revenue, results of operations, cash flows and financial condition.

In addition, elevated interest rates have had and may continue to have the effect of further increasing economic uncertainty and heightening these risks, as well as increasing the cost of capital. Turmoil in the credit markets or a contraction in the availability of credit would make it more difficult for businesses to meet their capital requirements and could lead clients to change their financial relationship with their vendors, including us, which could negatively affect our working capital. In such circumstances, we may need to obtain additional financing to fund our day-to-day working capital requirements, which may not be available on favorable terms or at all, including as a result of elevated interest rates. Even if we take action to respond to adverse economic conditions, reductions in revenue and disruptions in the credit markets by aligning our cost structure and more efficiently managing our working capital, such actions may not be effective.

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, and a significant reduction in such demand could materially affect our results of operations.

Our revenue and profitability depend on the demand for our services and favorable margins, which have been and may continue to be negatively affected by numerous factors, many of which are beyond our control and unrelated to our work product. To increase our revenues and achieve favorable margins, we will need to attract additional clients or generate demand for additional services and products from existing clients, and such demand will depend on factors including clients' and potential clients' requirements, pre-existing vendor relationships, financial condition, strategic plans, internal resources and satisfaction with our work product and services, as well as broader economic conditions, competition and the quality of our Brands' employees, services and reputation and the breadth of our services. As described above, volatile, negative or uncertain global economic and political conditions have adversely affected client demand for our services and solutions. In addition, developments in the markets we serve, which may be rapid, could shift demand to services and solutions where we are less competitive, or might require significant investment by us to upgrade, enhance or expand our services and solutions to meet that demand. Companies in the markets we serve sometimes seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If one of our current clients merges or consolidates with a company that relies on another provider for its marketing and related services, we may lose work from that client or lose the opportunity to gain additional work if we are not successful in generating new opportunities from the merger or consolidation. To the extent that we are unable to generate sufficient and profitable new business from new and existing clients, our ability to grow our business, increase our revenues and achieve favorable margins will be limited, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be adversely affected if we fail to retain our existing clients.

Our clients may terminate or reduce the scope of their relationships with us on short notice. As a services business, our ability to attract and retain clients is an important aspect of our competitiveness, and client loss, including due to competitors, as a consequence of client consolidation, insolvency or a reduction in marketing budgets due to recessionary economic conditions, or a shift in client spending could have a material adverse effect on our business, results of operations, financial condition and prospects. Many companies, including companies with which we have long-standing relationships, put their advertising and marketing communications business up for competitive review from time to time, and we have lost client accounts in the past as a result of such reviews. Our clients may choose to terminate their contracts, or reduce their relationships with us, on a relatively short time frame and for any reason, including as a result of such competitive reviews, external factors such as economic conditions or their own financial distress, competition from other marketing services providers or clients' dissatisfaction with our services, reputation or personnel. For example, the loss of clients and reduced spending among existing clients contributed to the decline in our revenue in 2023.

A relatively small number of clients contributes a significant portion of our revenue, which magnifies this risk. In the aggregate, our top ten clients based on revenue accounted for approximately 22% of our revenue for the year ended December 31, 2023, and historically, client concentration has increased during election years due to the cyclical nature of our advocacy Brands. A substantial decline in a large client's advertising and marketing spending, or the loss of a significant part of their business, could have a material adverse effect on our business, prospects, and results of operations.

In addition, many of our contracts are less than twelve months in duration, and often contain termination provisions requiring only limited notice. If a client is dissatisfied with our services and we are unable to effectively respond to its needs, the client might terminate existing contracts, or reduce or eliminate spending on the services and solutions we provide. Additionally, a client could choose not to retain our Brands for additional stages of a project, try to renegotiate the terms of its contract or cancel or delay additional planned work. When contracts are terminated or not renewed, we lose the anticipated revenues, and it may take significant time to replace the lost revenues or we may be unsuccessful in our attempt to recover such revenues. The specific business or financial condition of a client, changes in management and changes in a client's strategy are also factors that can result in terminations, cancellations or delays, and in pressure to reduce costs.

A significant reduction in spending on our services by our largest clients, or the loss of several of our largest clients, could have a material and adverse effect on our business, results of operations and financial condition.

We face significant competition, and a failure to compete successfully in the markets we serve could harm our business.

The advertising and marketing services business is highly competitive and constantly changing. We compete on the basis of many factors, including the quality (and clients' perceptions of the quality) of our work, our ability to protect the confidentiality of clients' and their customers' data, our relationships with key client personnel, our expertise in particular niche areas or disciplines, the differentiation of our offerings and our ability to provide integrated services at the scale clients require. Our Brands compete with a diverse and growing set of marketing services firms and consultancies to maintain existing client relationships and to win new business. Our competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets as well as new forms of market participants. We are smaller than many of our larger industry competitors, and an agency's ability to serve clients, particularly large international clients, on a broad geographic basis and across a range of services and technologies is an important competitive consideration. Our smaller size could impair our ability to compete for business, particularly with respect to significant business from large, global enterprises that require integrated global marketing solutions across geographies. We also compete with smaller advertising and marketing communications businesses, and because an agency's principal asset is often its people, barriers to entry are minimal, and relatively small brands are, on occasion, able to take all or some portion of a client's business from a larger competitor. We may also face greater competition due to consolidation of companies in our industry, including through strategic mergers or acquisitions. Consolidation activity may result in new competitors with greater scale, a broader footprint, or offerings that are more attractive than ours. This competition could have a negative effect on our ability to compete for new work and skilled professionals. Competitive challenges also arise from rapidly evolving and new technologies in the marketing and advertising space, which create opportunities for new and existing competitors and a need for continued significant investment in tools, technologies and process improvements. As data-driven marketing solutions become increasingly core to the success of our Brands, any failure to keep up with rapidly changing technologies and standards in this space could harm our competitive position.

In addition, our competitors may compete for client engagements by significantly discounting their services, whether as a short-term effort to win business, in exchange for a client's promise to purchase other goods and services from the competitor, either concurrently or in the future, or as a result of developing and implementing methodologies that result in superior productivity and price reductions without adversely affecting their profit margins. Price competition could force us to choose between lowering our prices (and suffering reduced operating margins) or losing a client's business. Any of these negative effects could significantly impair our results of operations and financial condition.

Our future financial performance is largely dependent upon our ability to compete successfully in the markets we serve. If we are unable to compete successfully, we could lose market share and clients to competitors or be forced to accept engagements with unfavorable economic terms, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Maintaining and enhancing our and our Brands' brands and reputations is critical to our business prospects, and harm to our or our Brands' brands and reputations may limit our ability to acquire new clients, retain existing clients and attract and retain qualified personnel.

We believe our and our Brands' brand names and reputations are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our Brands' corporate reputations are potentially susceptible to material damage by events such as disputes with clients, information technology security breaches or service outages, or other delivery failures. Similarly, our or our Brands' reputation could be damaged by actions or statements of current or former clients, employees, competitors or vendors, as well as members of the investment community and the media. Such negative attention could adversely affect our business, and damage to our reputations could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements or cause existing clients to terminate their relationships with us, resulting in a loss of business, and could adversely affect our recruitment and employee retention efforts. Damage to our or our Brands' reputations could also reduce the value and effectiveness of the Stagwell brand name (or our Brands' brand names) and could reduce investor confidence in us, which could have a material adverse effect on the trading price of our Class A Common Stock.

Our existing client relationships could impair our ability to generate new business or attract and retain qualified personnel.

As a marketing services company, we are susceptible to risks related to the clients we serve. Our ability to acquire new clients and retain existing clients is limited by clients' perceptions of, or policies concerning, conflicts of interest arising from our other client relationships. For example, some companies maintain conflicts of interest policies that prohibit engaging marketing services firms that work with their competitors, and in some circumstances such policies have caused, and may in the future cause, our Brands to lose opportunities with potential clients or to lose existing clients. In addition, such policies may apply not just to a particular Brand but to an entire marketing services group. If we are unable to maintain multiple Brands to manage multiple client relationships and avoid potential conflicts of interests, our business, results of operations, financial condition and prospects may be adversely affected.

In addition, we are subject to reputational risks relating to the clients we serve. In some cases, our Brands may provide services to clients that are subject to significant controversy and negative press coverage and commentary, including controversy over which we have no control and which may arise at any time. As a service provider to such clients, we may receive negative attention focused on such client relationships, which could damage our or our Brands' reputation. Our association with controversial clients and related reputational harm could also impair our ability to attract new clients or retain existing clients and could also harm our ability to attract and retain qualified personnel. Any of these consequences could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to adapt and expand our services and solutions in response to ongoing changes in technology and offerings by new entrants, our results of operations and ability to grow could be impaired.

Our success depends in part upon our ability to continue to develop and implement services and solutions that anticipate and respond to rapid and continuing changes in marketing technology, consumer habits and industry developments, as well as offerings by new entrants, to serve the evolving needs of our clients. Current areas of significant change include search engine optimization, bots, search engine marketing, social media and influencer and affiliate marketing, email marketing, AR and VR applications, customer relationship and programmatic advertising, which involve the use of mobility-based software platforms, cloud computing, SaaS, and DaaS solutions, AI and generative AI content creation tools, machine learning and the processing and analyzing of large amounts of data. Technological developments such as these may materially affect the cost and use of technology by our clients and demand for our services, and if we do not sufficiently invest in new technology and industry developments, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our ability to generate demand for our services, and to attract and retain clients, and our ability to develop and achieve a competitive advantage and growth could be negatively affected.

In addition, we operate in a quickly evolving environment in which there currently are, and we expect will continue to be, numerous new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings, such as the Stagwell Marketing Cloud and other DaaS and SaaS martech products, less differentiated or less competitive, when compared to other alternatives, which may adversely affect our ability to attract and retain clients. Any of these consequences could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not successfully manage and develop our relationships with our Global Affiliate partners or if we fail to anticipate and establish new alliances in new technologies, our results of operations could be adversely affected.

Our growth strategy has included partnering with independent marketing services agencies, which we refer to as Global Affiliates, in certain jurisdictions, rather than operating in those markets independently. A portion of our revenue is derived from client engagements that involve services by our Global Affiliates, and we believe our Global Affiliates program is a significant element of our strategy to compete with large incumbent marketing services companies and provide scaled global marketing services to our clients. If we are unable to maintain our relationships with current Global Affiliates partners and identify new and emerging partners to expand our Global Affiliates network of alliance partners, we may not be able to provide the kinds of scaled global services that we believe clients require or compete effectively in the market. Our strategy of leveraging our Global Affiliates partners could fail, and the business that we conduct through such partnerships could decrease or fail to grow, for a variety of reasons, including operational difficulties and cultural differences that impair our ability to leverage such partnerships effectively, lack of control over Global Affiliates' work product and services or clients' unwillingness to entrust their marketing efforts to numerous entities that are not part of the same marketing group.

In addition, our Global Affiliates partnerships involve significant risks that are outside of our control. We are not represented on the management teams, boards of directors or other governing bodies of our Global Affiliates, and therefore do not participate in the day-to-day management of such entities. Because we do not control our Global Affiliates, they may take actions with which we or our clients disagree, which could expose us to reputational damage or which could impair our ability to attract and retain clients and generate demand for our services and solutions. Moreover, our Global Affiliates may not be subject to or follow the same requirements regarding compliance, internal controls and internal control over financial reporting as us and may not adhere to their contractual representations to us regarding such matter. To the extent control or compliance issues arise within the Global Affiliate partners' businesses, such issues could lead to further reputational and operational damage to our business. Additionally, our Global Affiliates are generally not prohibited from competing with us or forming closer or preferred arrangements with our competitors and may expand their own offerings and geographic presence, which could lead them to compete with us in various markets around the world. Our business, financial condition, results of operations and prospects could be adversely affected by such competition.

If we do not obtain the expected benefits from our Global Affiliates program for any reason, we may be less competitive, and our ability to offer attractive solutions to our clients may be negatively affected, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are making investments in new product offerings and technologies and may increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made investments to develop new marketing services products and technologies, including the Stagwell Marketing Cloud and other marketing data, campaign martech, AR and VR applications, and AI and generative AI offerings, and we intend to continue investing significant resources in developing and/or acquiring new technologies, tools, features, services, products and offerings. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, or if we encounter significant technical or other challenges with respect to the development of our anticipated product offerings, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves development of new software platforms or other product offerings, unproven business strategies and technologies with which we may have limited prior development or operating experience. Because such offerings and technologies are new, they may involve additional claims and liabilities (including, but not limited to, intellectual property claims), expenses, regulatory challenges, and other risks that we do not currently anticipate.

There can be no assurance that client demand for new products, including the Stagwell Marketing Cloud and other marketing data, campaign martech, AR and VR martech applications, and AI and generative AI offerings, will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and offerings developed by others will render our products and offerings noncompetitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, such developments may be subject to new or existing rules or restrictions that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, results of operations and prospects may be harmed.

We are subject to risks related to our use of AI, including generative AI.

We are increasingly building generative AI features into some of our offerings, such as generative AI content creation tools, and are making investments in expanding our generative AI capabilities. As part of this process, we also utilize generative AI tools offered by third-party providers in the development and testing of our offerings. Generative AI is a new and emerging technology in its early stages of commercial use and presents certain inherent risks. Generative AI algorithms are based on machine learning and predictive analytics, which can create unintended biases and discriminatory outcomes, and outputs can be completely fabricated or false. There is a risk that our algorithms could produce such outcomes or other unexpected results or behaviors that could harm our reputation, business, or clients.

In addition, the use of AI and generative AI involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI and generative AI offerings, or those of our third-party providers, could result in delays or errors in our operations, which could harm our business and financial results. The use of generative AI tools could also result in a greater likelihood of cybersecurity incidents, privacy violations and inadvertent disclosures of our intellectual property or other confidential information, any of which could directly or indirectly harm our business, operations and reputation.

The AI regulatory landscape is still uncertain and evolving, and the development and use of AI technologies, including generative AI, in new or existing content creation tools and other offerings may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns or other complications that could be costly and time-consuming and could adversely affect our business, reputation or financial results. For example, some jurisdictions are currently considering AI specific laws and regulations. Such laws and regulations, if enacted, could increase our compliance costs or require us to limit or modify our use of AI or our AI-enabled offerings in certain jurisdictions. In addition, the intellectual property ownership and license rights, including copyrights, surrounding AI technologies, including generative AI, have not been fully addressed by U.S. courts or other federal, state or international laws or regulations, and the use or adoption of third-party generative AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriation, which could harm our business, reputation and financial results.

As a global business, we are substantially dependent on operations outside the United States, and any failure to manage the risks presented by our international operations could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are a global business, with Brands operating in more than 34 countries as of December 31, 2023. Operations outside the United States represent a significant portion of our revenues and represented approximately 19% of our revenues in 2023. The operational and financial performance of our international businesses are affected by global and regional economic conditions, competition for new business and staff, political conditions, differing regulatory environments and other issues associated with extensive international operations. Conducting our business internationally, particularly in developing markets in which we have limited experience, subjects us to risks that we do not face to the same degree in the United States. These risks include, among others:

- operational and compliance challenges caused by distance, language, and cultural differences, including, in some markets, longer billing collection cycles;

- the resources required to adapt our operations to local practices, laws, and regulations and any changes in such practices, laws, and regulations;

- laws and regulations that may be more restrictive than those in the United States, including commercial laws that can be undeveloped, vague, inconsistently enforced, retroactively applied or frequently changed, laws governing competition, pricing, payment methods, Internet activities, real estate tenancy laws, tax and social security laws, employment and labor laws, email messaging, privacy, location services, collection, use, processing, or sharing of personal data, ownership of intellectual property, and other activities important to our business;

- competition with companies or other services that understand local markets better than we do or that have pre-existing relationships with potential clients in those markets;

- differing levels of social acceptance of our brand, products, and offerings;

- differing levels of local demand for our digital marketing services or the prevalence of e-commerce;

- exposure to business cultures in which improper business practices may be prevalent;

- difficulties in managing, growing, and staffing international operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;

- fluctuations in currency exchange rates;

- inflation and actions taken by central banks to counter inflation;

- adverse tax consequences, including the complexities of foreign value added tax systems, and restrictions on the repatriation of earnings;

- increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;

- difficulties in implementing and maintaining the financial systems and processes needed to enable compliance across multiple jurisdictions;

- import and export restrictions, changes in trade regulation and economic sanctions compliance;

- public health concerns or emergencies, such as the COVID-19 pandemic or other outbreaks of communicable disease, which have occurred in parts of the world in which we operate;

- war, geopolitical tensions and other political, social, and economic instability abroad, terrorist attacks and security concerns, such as escalating tensions in the Taiwan Strait and the ongoing conflicts between Russia and Ukraine and in Israel and Gaza; and

- reduced or varied protection for intellectual property rights in some markets.

These risks could adversely affect our international operations, which could in turn adversely affect our business, financial condition, results of operations and prospects. In addition, in developing countries or regions, we may face further risks, such as slower receipt of payments, nationalization, social and economic instability, currency repatriation restrictions and undeveloped or inconsistently enforced commercial laws. In addition, it is difficult to anticipate the effect sanctions and other laws and regulations may have on us, and compliance with any sanctions imposed or actions taken by the United States or other countries, as well as the effect of current or further economic sanctions (and any retaliatory responses thereto) may have an adverse effect on our operations. These risks may limit our ability to grow our business and effectively manage our operations in the countries that are affected.

We are exposed to the risk of client defaults, and in an economic downturn, the risk of a material loss related to such client defaults could significantly increase.

Certain of our Brands often enter into contractual commitments with media providers and production companies and incur expenses on behalf of our clients for productions and in order to secure a variety of media time and space, in exchange for which they receive a fee. The difference between the gross production costs and media purchases and the revenue earned by us can be significant, and primarily affects our levels of accounts receivable, expenditures billable to clients, accounts payable and accrued liabilities.

While we take precautions against default on payment for these services (such as credit analysis, advance billing of clients, purchasing credit insurance and in some cases acting as an agent for a disclosed principal), such precautions may fail to mitigate our exposure to clients' credit risk, and we may experience significant uncollectible receivables from our clients. In addition, in periods of severe economic downturn, our methods of managing the risk of payment default may be less available or unavailable and the risk of a material loss could significantly increase. Such a loss could have a material adverse effect on our results of operations, cash flows and financial condition.

Recovery of client financing and timely collection of client balances also depends upon our ability to complete our contractual commitments and bill and collect our contracted revenues. We are generally paid in arrears for our services, and if we are unable to meet our contractual requirements, we may experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be adversely affected.

If we are unable to collect our receivables or unbilled services, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.

We have experienced significant growth and revenue declines in recent periods, and we intend to continue to expand our business in the future. These fluctuations have placed, and any future growth may continue to place, a significant strain on our management, operational and financial infrastructure. In order to support future growth, our management will also be required to maintain and expand our relationships with clients, Global Affiliates partners and other third parties and attract new clients, as well as to manage multiple geographic locations.

In addition, our current and planned operations, personnel, systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investments in our infrastructure, including additional costs for the expansion of our employee base and our global operations and partnerships as well as marketing and branding costs. Our success and ability to scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our planned growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new marketing services or product offerings or other operational difficulties. Any failure to effectively manage growth could adversely affect our business and reputation.

Natural disasters, terrorist attacks, war, civil disturbances and infrastructure breakdowns could disrupt our business and harm our results of operations.

Our corporate headquarters is located in New York City, which has experienced terrorist attacks, civil disturbance, natural disasters and extreme weather events including hurricanes, floods and fires, and critical resources shortages and infrastructure disruptions, such as localized extended outages of critical utilities or transportation systems. If any such natural disaster or other disturbance or interruption, such as terrorist attacks or war, were to occur, such event could prevent us from using all or a significant portion of our headquarters or other facilities, damaged critical infrastructure or otherwise disrupt our operations, which could make it difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time and could require us to make capital expenditures even though we may not have sufficient available resources at such time. Additionally, the proceeds available from our insurance policies may be insufficient to cover any such capital expenditures or other related costs, and our insurance coverage and available resources may not be adequate to cover our losses in any particular case. Any of these occurrences could significantly disrupt our and our Brands' ability to deliver solutions and services and operate our and their businesses and could, in consequence, have a material adverse effect on our business, results of operations and financial condition.

In addition, our key technology systems may also be damaged or disrupted as a result of technical disruptions such as electricity or infrastructure breakdowns, including damage to telecommunications cables, computer glitches, power failures and electronic viruses or human-caused events such as protests, riots, labor unrest, terrorist attacks, war and private or state-sponsored cyberattacks. Such events, or any natural or weather-related disaster, could lead to the disruption of information systems and telecommunication services for sustained periods. Any significant failure, damage or destruction of our equipment or systems, or any major disruptions to basic infrastructure such as power and telecommunications systems in the areas in which we operate, could impede our ability to provide solutions to our clients and thus adversely affect their businesses, have a negative impact on our reputation and may cause us to incur substantial additional expenses to repair or replace damaged equipment, internet server connections or information technology systems. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our ability to administer and supervise our business or it may cause us to incur substantial additional expenditure to repair or replace damaged equipment or sites. Even if our operations are unaffected or recover quickly from any such events, if our clients cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their use of our services and products, which may adversely affect our results of operations. Any of these events, their consequences or the costs related to mitigation or remediation could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our insurance coverage may not be sufficient to guarantee costs of repairing the damage caused by such disruptive events and such events may not be covered under our policies. Prolonged disruption of our services and solutions, even if due to events beyond our control, could also entitle our clients to terminate their contracts with us or result in other brand and reputational damages, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

We are consolidating our real estate footprint and may incur significant costs in doing so.

We have continued to consolidate the real estate occupancy of our advertising and marketing agencies in order to lower our leasing costs and improve collaboration among our Brands. In connection with this consolidation, many of our properties have been or are expected to be subleased or abandoned. We may not be able to sublease the vacated office spaces on expected terms or at all. If we fail to sublet the leased offices we vacate on the terms we anticipate, we may be required to pay additional rent or may become involved in costly litigation with our commercial landlords, and we may incur additional charges related to the sublease or abandonment of our leases, any of which consequences could have a material adverse effect on our cash flows, financial condition and results of operations.

Seasonal fluctuations in marketing, research, communications and advertising activity could have a negative impact on our revenue, cash flow and operating results.

Our revenue, cash flow, operating results and other key operating and performance metrics vary from quarter to quarter due to the seasonal nature of our clients' spending on the services we provide. For example, clients tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending, and we typically generate our highest quarterly revenue during the fourth quarter in each year. Political advertising and related activity have also historically caused our revenue to increase during election cycles, which is most pronounced in even years, in particular during the third and fourth quarters of such years, and to decrease during other periods. Seasonality could have a more significant impact on our revenue, cash flow and operating results from period to period as a result of declines in our growth rate or if seasonal spending becomes more pronounced.

Risks Related to Strategic Transactions

We may not realize the benefits we expect from past and future acquisitions and other strategic transactions, including the Transactions.

We may be unable to realize the benefits we expect from our past and future acquisitions and other strategic transactions, including the Transactions, for a variety of reasons, including due to our failure to effectively integrate newly acquired businesses into our operations, because of errors in our forecasting or for numerous other reasons, including factors that we do not control, such as the reactions of existing and potential clients, employees, investors and regulators.

Our integration efforts are subject to significant risks and uncertainties, including with respect to our ability to realize our anticipated synergies and cost savings, our ability to retain and attract executives, employees and clients, the diversion of management's attention from other business concerns, and undisclosed,

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unknown or potential legal liabilities of the acquired companies. Our failure to address these risks or other problems encountered in connection with any past or future acquisitions and other strategic transactions could cause us to fail to realize their anticipated benefits, incur unanticipated liabilities and harm our business generally.

Even if we are able to complete the integration of acquired businesses successfully, this integration may not result in the realization of the full benefits of the growth and other opportunities, or the synergies and cost savings, that we expect within the anticipated time frame, or at all. Furthermore, the anticipated benefits or value of our acquisitions and other strategic transactions may not be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that we do not and cannot control, including the reaction of third parties with whom we do business and the reactions of investors.

In the future, we may acquire other companies in pursuit of growth, which may divert our management's attention, result in dilution to our stockholders and consume resources that are necessary to sustain our business.

Our business strategy includes engaging in strategic mergers, acquisitions and investments to bolster our capabilities or expand our reach in particular areas. Through the acquisitions we pursue, we may seek opportunities to add to or enhance the services and solutions we provide, to enter new industries or expand our client base, or to strengthen our global presence and scale of operations. Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may be subject to conditions or approvals that are beyond our control, including anti-takeover and antitrust laws in various jurisdictions. Consequently, these transactions, even if undertaken and announced, may not close. An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, services, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company's technology is not easily compatible with ours or we have difficulty retaining the clients of any acquired business due to changes in management or otherwise. In addition, we may not accurately forecast the financial impact of an acquisition transaction, including accounting charges.

Mergers or acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any merger, acquisition, investment or similar partnership may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire, for example from failure to identify all of the significant risks or liabilities associated with the target business. For one or more of those transactions, we may:

- issue additional equity securities that would dilute our stockholders;
- use cash that we may need in the future to operate our business;
- incur debt that may place burdensome restrictions on our operations or cash flows;
- incur large charges or substantial liabilities; or
- become subject to adverse tax consequences, substantial depreciation or amortization expenses, impairment of goodwill and/or purchased long-lived assets, restructuring charges, deferred compensation or other acquisition-related accounting charges.

Any of these risks could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Employees and Human Resources

Our business is highly dependent on the services of Mark Penn, our CEO and Chairman.

We depend on the continued services and performance of our key personnel, including our CEO and Chairman, Mark Penn. Although we have entered into an employment agreement with Mr. Penn, the agreement has no specific duration and constitutes at-will employment. The loss of key personnel, including Mr. Penn, could disrupt our operations and have an adverse effect on our business.

If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

Employees, including creative, research and data acquisition, analytics and data science, media, technology development, content development, account and practice group specialists, and their skills and relationships with clients, are among our most important assets. Our success is dependent, in large part, on our ability to keep our supply of marketing services skills and capabilities in balance with client demand around the world and our ability to attract and retain personnel with the knowledge and skills to lead our business globally. We must hire or reskill, retain and motivate appropriate numbers of talented people with diverse skills in order to serve clients across the globe, respond quickly to rapid and ongoing changes in demand, technology, industry and the macroeconomic environment, and continuously innovate to grow our business. For example, if we are unable to hire or retrain our employees to keep pace with the rapid and continuous changes in technology and the industries we serve, we may not be able to innovate and deliver new services and solutions to fulfill client demand. There is competition for scarce talent with market-leading skills and capabilities in new technologies, and our competitors have directly targeted our employees with these highly sought-after skills and will likely continue to do so. As a result, we may be unable to cost-effectively hire and retain employees with these market-leading skills, which may cause us to incur increased costs, or be unable to fulfill client demand for our services and solutions.

We are particularly dependent on retaining management and leadership of our Brands with critical capabilities. Management succession at our Brands is very important to the ongoing results of our company because, as in any service business, the success of a particular Brand depends in part upon the leadership of key executives and management. If we are unable to manage management succession at the Brand level, our ability to innovate, generate new business opportunities and effectively lead large and complex client relationships and marketing services projects could be jeopardized. We depend on identifying, developing and retaining top talent to innovate and lead our businesses. This includes developing talent and leadership capabilities in emerging markets, where the depth of skilled employees may be limited. Our ability to expand in our key markets depends, in large part, on our ability to attract, develop, retain and integrate both leaders for the local business and people with critical capabilities.

Similarly, our profitability depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our clients, including our ability to transition employees to new assignments on a timely basis. The costs associated with recruiting and training employees are significant. If we are unable to effectively deploy our employees globally and remotely on a timely basis to fulfill the needs of our clients, our profitability could suffer.

At certain times and in certain geographies, we have found and may continue to find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand in a cost-effective manner. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill our labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, as demand for our services and solutions increases, we may be unable to hire and retain people with the skills necessary to meet demand, and we have in the past experienced and may continue to experience wage inflation and other increases to compensation expense, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs. If we are not successful in these initiatives, our business, results of operations, financial condition and prospects could be adversely affected.

Some of our Brands rely upon signatory service companies to employ union performers in commercials, and any inability to produce advertisements with union performers could impair our ability to serve our advertising clients and compete.

Some of our creative services Brands have not entered into the Screen Actors Guild — American Federation of Television and Radio Artists ("SAG-AFTRA") Commercials Contract, an industry contract form for commercial advertising, and instead have generally contracted with signatory service companies, which are parties to the SAG-AFTRA Commercials Contract, to employ SAG-AFTRA union performers appearing in television, new media, and other commercials produced by those Brands. SAG-AFTRA has recently persuaded the principal signatory service companies to change the way such signatory service companies do business. These changes may make it more cumbersome and expensive for advertising agencies which have not entered into the SAG-AFTRA Commercials Contract to produce advertisements using SAG-AFTRA members, and in some cases may preclude the use of SAG-AFTRA members in the production of commercials by certain of our Brands. Because SAG-AFTRA members comprise a significant proportion of performing talent available for commercials, any inability of our Brands to produce commercials using union performers could materially limit such Brands' access to qualified performing talent, reduce the amount of business conducted by such Brands and impair their ability to compete with agencies that are able to employ union performers, which could in turn have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Data Privacy and Cybersecurity

We face legal, reputational and financial risks from any failure to protect client data from security incidents or cyberattacks.

We and our third-party service providers, such as our cloud service providers that store, transmit and process data, rely on information technologies and infrastructure, which we use to manage our business, including digital storage of client marketing and advertising information and developing new business opportunities. Increased cybersecurity threats and attacks, such as security breaches, are becoming more sophisticated and pose a risk to our systems and networks. In addition, undiscovered vulnerabilities in our products or services could expose us or our clients to hackers or other unscrupulous third parties who develop and deploy viruses and other malicious software programs that could attack our products, services and business.

We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our locations around the world and with our people, clients, Global Affiliates partners and vendors. As the breadth and complexity of this infrastructure continues to grow, including as a result of the increasing reliance on, and use of, mobile technologies, social media and cloud-based services, the risk of security incidents and cyberattacks (including state-sponsored cyberattacks) has increased. Such incidents could lead to shutdowns or disruptions of or damage to our systems and those of our clients, Global Affiliates partners and vendors, and unauthorized disclosure of sensitive or confidential information, including personal data and proprietary business information. Also, given the unpredictability of the timing, nature and scope of such cybersecurity threats and attacks, we may be unable to anticipate attempted security breaches and, in turn, implement adequate preventative measures. Our systems and processes to protect against, detect, prevent, respond to and mitigate cybersecurity incidents and our organizational training for employees to develop an understanding of cybersecurity risks and threats may be unable to prevent material security breaches, theft, modification or loss of data, employee malfeasance (including improper use of social media) and additional known and unknown threats. Furthermore, mitigating the risk of future cybersecurity threats or attacks could result in additional operating and capital costs in systems technology, personnel, monitoring and other investments. We have experienced, and may again experience, data security incidents resulting from unauthorized access to our and our service providers' systems and unauthorized acquisition of our data and our clients' data, including inadvertent disclosure, misconfiguration of systems, phishing ransomware or malware attacks. In addition, certain of our clients may experience breaches of systems and cloud-based services enabled by or provided by us.

In providing services and solutions to clients, we often manage, utilize and store sensitive or confidential client or other data, including personal data and proprietary information, and we expect these activities to increase, including through the use of AI, bots and cloud-based analytics. Security breaches, improper use of our systems and other types of unauthorized access to our systems, data, and information by employees and others may pose a risk that data may be exposed to unauthorized persons or to the public. We have access to sensitive data, personal data, and information that is subject to various data privacy laws and regulations, which have obligations that are triggered in the event of a breach. Unauthorized disclosure of, denial of access to, or other incidents involving sensitive or confidential client, vendor, Global Affiliates partner or our own data, whether through systems failure, employee negligence, fraud, misappropriation, or cybersecurity, ransomware or malware attacks, or other intentional or unintentional acts, could damage our reputation and our competitive positioning in the marketplace, disrupt our or our clients' business, cause us to lose clients and result in significant financial exposure and legal liability. Similarly, unauthorized access to or through, denial of access to, or other incidents involving, our software and IT supply chain or SaaS providers, our service providers' information systems or those we develop for our clients, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who continuously develop and deploy viruses, ransomware, malware or other malicious software programs or social engineering attacks, could result in negative publicity, significant remediation costs, legal liability, damage to our reputation and government sanctions and could have a material adverse effect on our results of operations. Cybersecurity threats are constantly expanding and evolving, becoming increasingly sophisticated and complex, increasing the difficulty of detecting and defending against them and maintaining effective security measures and protocols.

We are subject to extensive data privacy laws and regulations.

In addition, laws and regulations related to consumer privacy, processing of personal data and use of digital tracking technologies have been proposed or enacted in the United States and certain international markets (including the European Union's General Data Protection Regulation, or "GDPR," the proposed updated European Union "ePrivacy Regulation" and the California Consumer Privacy Act, as amended by the California Privacy Rights Act, or "CCPA"). Further in the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on advertising and the collection and use of data, including personal data. At the federal level, while to date there has not been any successful efforts in enacting comprehensive data privacy legislation, if successfully introduced, such legislation would create additional regulatory and compliance obligations, legal risk exposure, and could significantly impact our business activities. The SEC also recently issued rules governing disclosures regarding cybersecurity incident response, governance and risk management. At the state level, consumer data privacy laws continue to be proposed and passed in a number of states across the country. As more privacy legislation continues to be introduced, the Company could be subject to such laws regardless of whether the Company has operations or a physical presence in the applicable state. We face increasing costs of compliance in an uncertain regulatory environment and any failure or perceived failure to comply with these legal requirements could result in regulatory penalties or other legal liabilities. Also, any such laws may also have potentially conflicting requirements that would make compliance challenging, as well as potentially resulting in further uncertainty and requiring the Company to incur additional costs and expenses in an effort to comply. Furthermore, these laws and regulations may impact the efficacy and profitability of certain digital marketing and analytics services we provide to clients, making it difficult to achieve our clients' goals. In the United States, the Federal Trade Commission (the "FTC") and other regulators at both the federal and state levels continue to seek greater regulation of the collection and processing of personal data, as well as restrictions and requirements for certain targeted advertising practices. Continuing developments in regulatory enforcement and future changes in laws and regulations throughout the United States could impact our ability to collect data, commercialize the data we do collect, limit the extent to which we can monetize or utilize that data, give rise to additional compliance costs, require us to make substantial investments to satisfy new regulatory rules, and expose us to potential non-compliance liability. We are also subject to evolving privacy laws on data processing activities related to cookies and online marketing. In the European Union, regulators actively enforce privacy requirements related to online behavioral advertising, and the forthcoming ePrivacy Regulation is anticipated to significantly increase fines for non-compliance. The text of the ePrivacy Regulation is still under development, and recent European Union regulatory guidance and court decisions have created uncertainty about the manner in which such laws and regulations will be enforced, which may require us to review our compliance approach and data processing activities, including related to data processing for marketing purposes. These and other related factors could affect our business and reduce demand for certain of our services, which could have a material adverse effect on our results of operations and financial condition.

Compliance with data privacy laws requires ongoing investment in systems, policies and personnel and will continue to impact our business in the future by increasing legal, operational and compliance costs. While we have taken steps to comply with data privacy laws, we cannot guarantee that our efforts will meet the evolving standards imposed by governmental and regulatory agencies, including data protection authorities. In the event that we are found or suspected to have violated data privacy laws, we may be subject to additional potential private consumer, business partner or securities litigation, regulatory inquiries, governmental investigations and proceedings and we may incur damage to our reputation. Any such developments may subject us to material fines and other monetary penalties and damages, divert management's time and attention, and lead to enhanced regulatory oversight, all of which could have a material adverse effect on our business and results of operations.

Risks Related to Litigation and Regulation

Litigation, investigations or other legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

From time to time, we have been and may in the future be party to various claims, litigation proceedings and regulatory inquiries. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Although we are not currently party to any litigation that we consider material, actual outcomes or losses may differ materially from our assessments and estimates. In addition, from time to time we receive and respond to regulatory inquiries and may be subject to regulatory or other government investigations, the outcomes of which are inherently uncertain.

We and certain of our Brands produce software and e-commerce tools for clients, including the Stagwell Marketing Cloud and other martech products, and such types of software and e-commerce product offerings have become increasingly subject to litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, the intellectual property ownership and license rights, including copyrights, surrounding AI technologies, including generative AI, have not been fully addressed by U.S. courts or other federal, state, or international laws or regulations, and the use or adoption of third-party generative AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriations, which could harm our business and financial results. As we expand these product offerings, the possibility of an intellectual property claim against us grows.

In addition, putative securities class action lawsuits and derivative lawsuits and other stockholder claims are often brought against public companies for a variety of reasons, including but not limited to claims arising out of stock price declines and acquisition, merger or other business combination agreements. We have been and may in the future be the target of securities and stockholder litigation or regulatory investigations.

Any such claims or investigations or other claims against us, with or without merit, could result in costly litigation or other proceedings and divert management from day-to-day operations and resources from our business. We cannot be certain that we would be successful in defending against or resolving any such claims or other proceedings. Any such matters may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle such matters on similarly unfavorable terms. If we are not successful in defending or resolving such matters, we could be required to rebrand, redesign or stop offering these products or services, pay monetary damages or fines, enter into royalty or licensing arrangements, satisfy indemnification obligations that we have with some of our clients or make changes to our business practices, any of which could have an adverse effect on our business, reputation, results of operations, financial condition and prospects.

Even when these matters are without basis, the defense of these matters may divert our management's attention and may result in significant expenses. The results and timing of litigation, investigations and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these matters may result in adverse monetary damages, penalties or injunctive relief against us, as well as adverse publicity and reputational harm, which could have a material adverse effect on our financial condition, cash flows or results of operations. Any such matters, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We are subject to industry regulations and other legal or reputational risks that could restrict our activities or negatively impact our performance or financial condition.

Our industry is subject to government regulation and other governmental action, both in the United States and internationally. We and our clients are subject to specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements applicable to advertising for certain products. Governmental entities, self-regulatory bodies and consumer groups may also challenge advertising through legislation, regulation, judicial actions or otherwise, for example on the grounds that the advertising is false and deceptive or injurious to public welfare. Moreover, there has recently been an expansion of specific rules, prohibitions, media restrictions, labeling disclosures, and warning requirements with respect to advertising for certain products. Any regulatory or judicial action that affects our ability to meet our clients' needs or reduces client spending on our services could have a material adverse effect on our business, results of operations, financial condition and prospects.

Existing and proposed laws and regulations, in particular in the European Union and the United States, concerning user privacy, use of personal data and online tracking technologies could also affect the efficacy and profitability of internet-based, digital and targeted marketing. We are subject to laws and regulations that govern whether and how we can transfer, process or receive certain data that we use in our operations. For example, federal laws and regulations governing privacy and security of consumer information generally apply to our clients and/or to us as a service provider. These laws and regulations include, but are not limited to, the federal Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and regulations implementing its information safeguarding requirements, the Junk Fax Prevention Act of 2005, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Telephone Consumer Protection Act, the Do-Not-Call-Implementation Act, applicable Federal Communications Commission telemarketing rules (including the declaratory ruling affirming the blocking of unwanted robocalls), the Federal Trade Commission Privacy Rule, Safeguards Rule, Consumer Report Information Disposal Rule, Telemarketing Sales Rule, Risk-Based Pricing Rule, Red Flags Rule, and the CCPA. Laws of foreign jurisdictions, such as Canada's Anti-Spam Law and Personal Information Protection and Electronic Documents Act, and the GDPR similarly apply to our collection, processing, storage, use, and transmission of protected data. The European Union, for example, has tightened its rules on the transferability of data to the United States. Collection, processing, and storage of biometric identifiers has come under increasing regulation and is the subject of class action litigation. The costs of compliance with these laws and regulations may increase in the future as a result of the implementation or changes in interpretation of laws or regulations such as the GDPR and the CCPA. See "— Risks Related to Data Privacy and Cybersecurity — We are subject to extensive data privacy laws and regulations." Any failure on our part to comply with these legal requirements, or their application in an unanticipated manner, could harm our business and result in penalties or significant legal liability. The imposition of restrictions on certain technologies by private market participants in response to privacy concerns could also have a negative impact on our digital business. If we are unable to transfer data between countries and regions in which we operate, or if we are prohibited from sharing data among our products and services, it could affect the manner in which we provide our services or adversely affect our financial results.

Legislators, agencies and other governmental entities, as well as consumer groups, may also continue to initiate proposals to ban the advertising of specific products, such as alcohol, tobacco or marijuana products, and to impose taxes on or deny deductions for advertising, which, if successful, may hinder our ability to accomplish our clients' goals and have an adverse effect on advertising expenditures and, consequently, on our revenues. Governmental action, including judicial rulings, on the relative responsibilities of clients and their marketing agencies for the content of their marketing can also impact our operations. We could also suffer reputational risk as a result of governmental or legal action or from undertaking work that may be challenged by consumer groups or considered controversial.

We are subject to laws and regulations in the United States and other countries in which we operate, including export restrictions, economic sanctions, the FCPA, and similar anti-corruption laws. Compliance with these laws requires significant resources, and non-compliance may result in civil or criminal penalties and other remedial measures.

We are subject to many laws and regulations that restrict our international operations, including laws that prohibit activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions. The U.S. Office of Foreign Assets Control ("OFAC"), and other international bodies have imposed sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. For example, in February 2022, following Russia's invasion of Ukraine and the imposition of economic sanctions targeting Russia by the United States and other countries, we exited our operations in Russia. Despite our efforts to ensure compliance with applicable law, it is difficult to anticipate the effect such sanctions may have on us, and compliance with any further sanctions imposed or actions taken by the United States or other countries, as well as the effect of current or further economic sanctions (and any retaliatory responses thereto) may otherwise have an adverse effect on our operations.

We are also subject to the Foreign Corrupt Practices Act ("FCPA") and anti-bribery and anti-corruption laws in other countries. The FCPA prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation, including international subsidiaries, if any, and to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements. Globally, other countries have enacted anti-bribery and anti-corruption laws similar to the FCPA, such as the U.K. Bribery Act 2010, all of which prohibit companies and their intermediaries from bribing government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. We operate in many parts of the world that have experienced government corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices, although adherence to local customs and practices is generally not a defense under U.S. and other anti-bribery laws.

Our compliance program contains controls and procedures designed to procure our compliance with applicable anti-bribery, anti-corruption, economic sanctions, and other laws and regulations. The continuing implementation and ongoing development and monitoring of our compliance program is time consuming and expensive and could result in the discovery of compliance issues or violations by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware. In addition, due to uncertainties and complexities in the regulatory environment and dynamic developments in the scope of such regulations (including with respect to economic sanctions imposed by the United States and other jurisdictions targeting Russia), we cannot be sure that regulators will interpret laws and regulations the same way we do, or that we will be in full compliance with applicable laws and regulations.

Any violations of these or other laws, regulations and procedures by our employees, independent contractors, subcontractors and agents, including third parties we associate with or companies we acquire, could expose us to administrative, civil or criminal penalties, fines or business restrictions, which could have a material and adverse effect on our results of operations and financial condition and would adversely affect our reputation and the market for shares of our Class A Common Stock.

Risks Related to Intellectual Property

Our business operations could suffer if we fail to adequately protect and enforce our intellectual property and other proprietary rights.

We rely on trademark, patent, copyright, trade secret and other intellectual property laws, as well as contractual provisions such as confidentiality clauses, to establish and protect our intellectual property and other proprietary rights, including in our Brands (and the trademark rights thereto) and our proprietary technologies. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights. Such means may also afford only limited protection of our intellectual property and may not: (i) prevent others from independently developing products or services similar to, or duplicative of, ours; (ii) prevent our competitors from gaining access to our proprietary information and technologies; or (iii) permit us to gain or maintain a competitive advantage. We cannot be sure that the actions we have taken to establish and protect our trademarks and other intellectual property rights will adequately protect us, and if our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the intellectual property protections afforded our Brands, products and services would be impaired. Such impairment could impede our ability to market our products and services, negatively affect our competitive position, and harm our business and operating results. Even if we successfully maintain our intellectual property rights, we may be unable to enforce those rights against third parties.

We also rely on patents to protect our products, services and designs. We have applied for, and expect to continue to apply for, additional patent protection for proprietary aspects of existing and proposed processes, services and products. Our patent applications may not result in issued patents, and any patents issued as a result of our patent applications may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Additionally, we seek to maintain the confidentiality of certain trade secrets and other proprietary information to preserve our position in the market. We employ various methods to protect such intellectual property, such as entering into confidentiality agreements with certain third parties and our employees, and controlling access to, and distribution of, our proprietary information. However, our efforts may not be effective in controlling access to our proprietary information, and we may not have adequate remedies for the misappropriation of such information. Furthermore, even if we successfully maintain the confidentiality of our trade secrets and other proprietary information, competitors may independently develop products or technologies that are substantially equivalent or superior to our own.

As we expand our service offerings and the geographic scope of our sales and marketing, we may face additional intellectual property challenges. Certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States and, accordingly, intellectual property protection may be limited or unavailable in some foreign countries where we choose to do business. It may therefore be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries, which could diminish the value of our Brands, products or services and cause our competitive position and growth to suffer. Filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, results of operations, and financial condition.

If we infringe, misappropriate or otherwise violate the intellectual property rights of third parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited and our business could be adversely affected.

We may in the future be the subject of patent or other litigation. Our products and services, including products and services that we may develop in the future, may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. From time to time, we may receive letters from third parties drawing our attention to their patent rights. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the rights of others, there may be other more pertinent rights of which we are currently unaware. The defense and prosecution of intellectual property lawsuits could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay significant license fees, royalties or both. Licenses may not be available on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

Our products and services use open source software, and any failure to comply with the terms of one or more applicable open source licenses could adversely affect our business, subject us to litigation, and create potential liability.

Some of our solutions use software made available under open source licenses, and we expect to continue to incorporate open source software in our solutions in the future. Open source software is typically freely available, development costs and speed up the development process, it may also present certain risks, that may be greater than those associated with the use of third-party commercial software. For example, open source software is generally provided without any warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. We cannot guarantee we comply with all obligations under these licenses. If the owner of the copyright in the relevant open source software were to allege that we had not complied with the conditions of one or more open source licenses, we could be required to incur significant expenses defending against such allegations and could be subject to the payment of damages, enjoined from further use of the software, required to comply with conditions of the license (which may include releasing the source code of our proprietary software to third parties without charge), or forced to devote additional resources to re-engineer all or a portion of our solutions to avoid using the open source software. Any of these events could create liability for us, damage our reputation, and have an adverse effect on our business, result of operations, financial condition and prospects.

Risks Related to Our Capital Structure and Financing

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of December 31, 2023, we had $1.1 billion of total consolidated indebtedness outstanding. Our outstanding credit agreement and notes are guaranteed by substantially all of our material domestic subsidiaries, and our outstanding credit agreement is secured by substantially all of the assets and stock of such subsidiaries. If we cannot make scheduled payments on our debt, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable; the lenders under our outstanding credit agreement could terminate their commitments to loan us money and foreclose against the assets securing our borrowings; and we could be forced into bankruptcy or liquidation, which could adversely affect our business, results of operations, financial condition and prospects.

Our high degree of leverage could have important consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity, and other general corporate purposes;

- increasing our vulnerability to adverse economic, industry, or competitive developments;

- exposing us to the risk of increased interest rates because substantially all of our borrowings, other than the $1,100,000 aggregate principal amount of 5.625% senior notes due 2029 (the "5.625% Notes"), are at variable rates of interest;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our outstanding credit agreement is floating rate debt. If interest rates increase, our debt service obligations on such indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

In addition, we may be able to incur substantial additional indebtedness in the future. As of December 31, 2023, we had $565 million of availability under our revolving credit agreement. In addition, we will be permitted to add, under such credit agreement, incremental facilities, subject to certain conditions being satisfied. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

We may be unable to service all our indebtedness.

Our ability to make scheduled payments on and to refinance all our indebtedness depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors beyond our control, including the availability of financing in the banking and capital markets. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us in an amount sufficient to enable us to service all our debt, to refinance all our debt or to fund our other liquidity needs.

If we are unable to meet all our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, which could cause us to default on our debt obligations and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders or lenders of our indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest. The lenders under our outstanding credit agreement could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation.

We may need additional capital in the future, which may not be available to us. The raising of any additional capital may dilute holders' ownership percentage in our stock.

As of December 31, 2023, we had unrestricted cash and cash equivalents totaling $120 million and a borrowing capacity under our credit facility of $640.0 million, with $565 million of unused capacity available. We intend to continue to make investments to support our business growth and may require additional funds if our capital is insufficient to pursue business opportunities and respond to business challenges. Accordingly, we may need to engage in equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A Common Stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

In addition, because credit ratings are an important factor influencing our ability to access capital and the terms of any new indebtedness, including covenants and interest rates, we could be adversely affected if our credit ratings were downgraded or if they were significantly weaker than those of our competitors. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of our debt. Any credit rating initially assigned to our debt that is subsequently lowered or withdrawn for any reason could harm our ability to raise additional capital at acceptable cost and as a result adversely affect our business, results of operations, financial condition and prospects. Our clients and vendors may also consider our credit profile when considering whether to contract with us or negotiating contract terms, and if they were to change the terms on which they deal with us, it could have a further adverse effect on our business, prospects, results of operations and financial condition.

If our available liquidity is insufficient, our financial condition could be adversely affected and we may be unable to fund contingent deferred acquisition liabilities, and any put options if exercised.

We maintain our credit agreement, together with cash flow from operations and proceeds from our recent notes financing, to fund our working capital needs and to fund the exercise of put option obligations and contingent deferred acquisition payments. If credit were unavailable or insufficient under our credit agreement, our liquidity could be adversely affected, and our ability to fund our working capital needs and any contingent obligations with respect to put options or contingent deferred acquisition payments could be adversely affected. We have made acquisitions for which we have deferred payment of a portion of the purchase price, with the deferred acquisition consideration generally payable based on achievement of certain thresholds of future earnings of the acquired company. In addition, a noncontrolling equityholder in an acquired business sometimes has the right to require the us to purchase all or part of such holder's interest, either at specified dates or upon the termination of such holder's employment with the subsidiary or death (put rights). Payments we are required to make in respect of deferred acquisition consideration and noncontrolling equityholder put rights may be significantly higher than the amounts we estimate because the actual obligation adjusts based on the performance of the acquired businesses over time. If available liquidity is insufficient, we may be unable to fund contingent deferred acquisition payments.

Our Up-C structure places significant limitations on our cash flow because our principal asset is our interest in OpCo, and, accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement.

As part of our umbrella partnership-C corporation ("Up-C") structure, we are a holding company and our principal asset is our ownership of common units of our operating subsidiary, OpCo. This structure is designed to enable us to obtain certain tax benefits, and 85% of such tax benefits are payable to Stagwell Media under our Tax Receivables Agreement with Stagwell Media and OpCo. However, we have no independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, and to service our liabilities, is dependent upon the financial results and cash flows of OpCo and its subsidiaries, along with the distributions we receive from OpCo. OpCo intends to make payments to us out of available funds, and subject to limitations imposed under the agreements governing our indebtedness, and there can be no assurance that OpCo and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions. Moreover, because of our Up-C structure, this financing arrangement can give rise to U.S. corporate income tax liabilities for us in respect of the formation of OpCo, and subsequently as OpCo makes cash distributions to us to the extent they are subject to certain technical regulations regarding disguised sales, subject to certain exceptions including for distributions of operating cash flows and leveraged distributions. In such an event, we would depend on further cash distributions from OpCo in order to enable us to pay such tax liabilities.

We also incur expenses related to our operations, which may be significant. We intend, as OpCo's sole manager, to cause OpCo to make cash distributions to the owners of OpCo membership interests so that we receive (i) an amount sufficient to allow us to fund all of our tax obligations in respect of taxable income allocated to us and (ii) distributions to cover our operating expenses, including any obligations to make payments under the Tax Receivables Agreement. When OpCo makes distributions, Stagwell Media and the other members of OpCo besides us are and will be entitled to receive proportionate distributions based on their economic interests in OpCo's common units at the time of such distributions. OpCo's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which OpCo is then a party, or any applicable law, or that would have the effect of rendering OpCo insolvent or exceed the amounts that OpCo is permitted to distribute under the agreements governing our indebtedness. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such

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indebtedness. To the extent that we are unable to make payments under the Tax Receivables Agreement for any reason, such payments generally will be deferred and will accrue interest until paid, but nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivables Agreement and therefore accelerate payments due under the Tax Receivables Agreement. Any inability to pay tax or other liabilities or to fund our operations could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Our Tax Receivables Agreement with Stagwell Media requires us to make cash payments to Stagwell Media in respect of certain tax benefits to which we may become entitled, and we expect the payments we are required to make to be substantial, may be required to be made prior to the time that we recognize any associated tax benefits and may make our company a less attractive target to potential acquirers.

In connection with the closing of the Transactions, we entered into the Tax Receivables Agreement with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from redemptions or exchanges by the other holders of OpCo's common units, together with a corresponding number of shares of our Class C common stock, par value $0.00001 per share (the "Class C Common Stock"), for shares of our Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the Tax Receivables Agreement. We expect the amount of the cash payments that we are required to make under the Tax Receivables Agreement to be significant. Any payments made to Stagwell Media under the Tax Receivables Agreement will generally reduce the amount of overall cash flow that may have otherwise been available to us.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivables Agreement, varies depending on a number of factors, including, but not limited to, the timing of any future redemptions or exchanges, the price of our Class A Common Stock at the time of such redemptions or exchanges, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the timing and amount of any earlier payments we make under the Tax Receivables Agreement itself, the tax rates then applicable and the portion of our payments under the Tax Receivables Agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of OpCo's tangible and intangible assets attributable to the redeemed or exchanged OpCo common units, the payments that we may make to Stagwell Media could be substantial. The amounts we may be required to pay under the Tax Receivables Agreement will be calculated based in part on the market value of our Class A Common Stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivables Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on our ability to generate sufficient future taxable income to realize all of these tax savings.

Under its amended and restated operating agreement, subject to availability of funds and limitations imposed under the agreements governing our indebtedness, OpCo is generally required from time to time to make distributions in cash to us in amounts that are intended to be sufficient to cover the taxes on our allocable share of the taxable income of OpCo, and OpCo is also required to make pro rata distributions at such time to the other holders of its common units, including Stagwell Media, without taking into account the tax savings realized by us that result in our obligations under the Tax Receivables Agreement. There is no guarantee that the amounts or timing of such distributions will be sufficient to cover payments required under the Tax Receivables Agreement, including in the event payments under the Tax Receivables Agreement are due prior to the time that we realize the associated tax benefits. In particular, the Tax Receivables Agreement provides that in the case of a change in control, a material breach of our obligations under the Tax Receivables Agreement, or if, at any time, we elect an early termination of the Tax Receivables Agreement, then the Tax Receivables Agreement will terminate and our obligations under the Tax Receivables Agreement would accelerate and become due and payable. In such a case, we would be required to make an immediate cash payment to Stagwell Media in an amount equal to the present value of all future payments (calculated using a discount rate equal to the Secured Overnight Financing Rate ("SOFR") plus 100 basis points) under the Tax Receivables Agreement, which payment would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivables

Agreement and that Stagwell Media had exchanged any remaining outstanding common units of OpCo, together with shares of our Class C Common Stock, for shares of our Class A Common Stock.

In addition, the distributions we receive from OpCo may at some times exceed our tax liabilities and our obligations to make payments under the Tax Receivables Agreement. In the event excess cash is distributed to us, our board of directors (our "Board") will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment obligations under the Tax Receivables Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of common units of OpCo, together with shares of our Class C Common Stock, for shares of our Class A Common Stock or cash, as applicable, will be made as a result of either any cash distribution we receive from OpCo or any cash that we retain and do not distribute to our stockholders. To the extent that we do not utilize any excess cash to fund our other expenditures, the other members of OpCo would benefit from any value attributable to such cash balances as a result of their ownership of shares of our Class A Common Stock following a redemption or exchange of their common units of OpCo and shares of our Class C Common Stock. Additionally, no adjustments to the redemption or exchange ratio of common units of OpCo and shares of our Class C Common Stock for shares of our Class A Common Stock or cash will be made in the event that we incur liabilities or expenses but do not receive cash distributions from OpCo in sufficient amount to fund such liabilities or expenses.

Risks Related to Accounting and Tax Issues

Our results of operations are subject to foreign currency exchange fluctuation risks.

Although our financial results are reported in U.S. dollars, a portion of our revenues and operating costs is denominated in currencies other than the U.S. dollar, and the functional currency of our foreign operations is generally their respective local currency. As a result, fluctuations in the exchange rate between the U.S. dollar and other currencies, particularly the Canadian dollar, the British Pound and the Euro, may affect our financial results and competitive position. Because our Audited Consolidated Financial Statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, changes in the value of the U.S. dollar against other currencies will affect our revenues, operating income and the value of balance-sheet items, including intercompany payables and receivables, that are denominated in other currencies. These changes could cause our revenue and net income in U.S. dollars to be higher or lower than our results in local currency when compared against other periods.

In addition, certain of our expenses are incurred in currencies other than those in which we bill for the related services. An increase in the value of certain currencies, such as those listed above, could increase costs for delivery of services overseas by increasing labor and other costs that are denominated in local currency. Our contractual provisions or cost management efforts may not be able to offset their impact, and our currency hedging activities, which are designed to partially offset this impact, may not be successful. This could result in a decrease in the profitability of our contracts that are denominated in such currencies.

Our goodwill, intangible assets and right-of-use lease assets may become impaired.

We have recorded a significant amount of goodwill and, intangible assets in our Audited Consolidated Financial Statements resulting from our acquisition activities, and we have in the past recorded, and may in the future record, significant charges for impairment of goodwill and intangible assets. We also have recorded a significant amount of right-of-use lease assets in our Audited Consolidated Financial Statements and we have in the past recorded, and may in the future record charges for impairment of these assets. We test, at least annually, the carrying value of goodwill for impairment. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. For example, in the year ended December 31, 2022, we recorded an impairment charge of $116.7 million after concluding that the carrying value of eight reporting units exceeded their fair value. In addition, in the year ended December 31, 2023, we recognized an impairment charge of $10.0 million to reduce the carrying value of four of our right-of-use lease assets and related leasehold improvements and recognized an impairment charge of $1.4 million to reduce the carrying value of an intangible asset in connection with the abandonment of a trade name. See Note 8 of the Notes to the Audited Consolidated Financial Statements for details on asset impairments recorded in the years ended December 31, 2023 and December 31, 2022. If we conclude that any further intangible asset and goodwill values are impaired, whether as a result of underperformance in one or more reporting units, a potential recession or other disruption, interest rate increases or other factors, any resulting non-cash impairment charge could have a material adverse effect on our business, results of operations and financial condition.

Material weaknesses in our internal control over financial reporting were identified as of December 31, 2023. If our remediation of these material weaknesses is not effective, or if we fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial results, which could adversely affect investor confidence in our company, our results of operation and our stock price.

As discussed in Item 9A. "Controls and Procedures" of this Form 10-K, management identified material weaknesses in our internal control over financial reporting for the fiscal year ended December 31, 2023. Any failure to remediate the material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. For example, our material weaknesses contributed to our failure to prevent or detect misstatements requiring adjustments to our income tax expense and related accounts, accumulated other comprehensive loss, noncontrolling interest and related disclosures for each of the interim periods of 2023 and resulted in the revision of our consolidated financial statements for the annual period of 2022. These material weaknesses also resulted in immaterial adjustments to multiple accounts and related disclosures for the annual and each of the interim periods of 2023. If we are unable to remediate our existing material weaknesses and implement and maintain effective internal control over financial reporting, or if future testing by us or our independent registered public accounting firm reveals further material weaknesses or other deficiencies in our internal control over financial reporting, our ability to record, process and report financial information timely and accurately could be adversely affected, and we may fail to detect or prevent material misstatements in our annual or interim consolidated financial statements that may require prospective or retrospective changes to our financial statements. In addition, our past and any future misstatements or restatements of financial information could also expose us to increased risk of litigation or regulatory inquiries and could cause investors to lose confidence in the accuracy and completeness of our reported financial information, which could negatively affect the market price of our Class A Common Stock.

Our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud.

We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our judgments or estimates relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of our financial statements in conformity with GAAP requires management to make judgments, estimates, and assumptions that affect the amounts reported in the Audited Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A Common Stock. Significant judgments, estimates, and assumptions used in preparing our Audited Consolidated Financial Statements include, or may in the future include, those related to revenue recognition, business combinations, deferred acquisition consideration, noncontrolling and redeemable noncontrolling interests, goodwill and intangible assets, right-of-use lease assets, and income taxes.

We may be subject to adverse tax consequences, such as those related to changes in tax laws or tax rates or their interpretations, and the related application of judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax.

We and OpCo are subject to tax in multiple tax jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that jurisdictional tax authorities may take a contrary view, which may have a significant impact on our global provision for income taxes. Additionally, as a pass-through entity for U.S. tax purposes, OpCo is required to make periodic distributions to (i) us, to enable us to pay taxes allocable to our investment in OpCo, and (ii) the holders of OpCo's common units and corresponding shares of our Class C Common Stock. If our or OpCo's effective tax rate were to increase, such obligations to make tax distributions will correspondingly increase. See "— Risks Related to Our Capital Structure and Financing — Our Up-C structure places significant limitations on our cash flow because our principal asset is our interest in OpCo, and, accordingly, we depend on distributions from OpCo to pay our taxes and expenses, including payments under the Tax Receivables Agreement."

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the United States enacted significant tax reform, and certain provisions of the new law may adversely affect us. In addition, the Biden administration has proposed several corporate tax increases, including raising the U.S. corporate income tax rate and greater taxation of international income, which, if enacted, could adversely affect our tax liability, and governmental tax authorities are increasingly scrutinizing the tax positions of companies. The United States also enacted the Inflation Reduction Act of 2022 in August 2022, which, among other changes, introduced a 1% exercise tax on certain net share repurchases and equivalent redemptions.

Many countries in the European Union, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development (the "OECD"), are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. In particular, the OECD has agreed to implement a global minimum tax rate of 15% which would operate by imposing a top-up tax on profits arising in a jurisdiction whenever the effective tax rate of a large multinational enterprise, determined on a jurisdictional basis, is below the 15% minimum rate (such minimum tax proposal, "Pillar Two"). In December 2022, the European Union member states formally adopted the European Commission's proposal for a directive ensuring a 15% minimum effective tax rate for large multinational groups (the "Pillar Two Directive"). A number of European Union member states have either published proposed legislation or enacted final legislation implementing Pillar Two effective as of 2024. A number of other countries, including the United Kingdom, Switzerland, South Korea and Japan, have enacted Pillar Two legislation or are currently in the process of enacting proposed legislation to implement core elements of Pillar Two effective as of 2024. To the extent Pillar Two is implemented by a jurisdiction in which our subsidiaries operate, we expect that Pillar Two would apply to those subsidiaries and could impact our consolidated effective corporate income tax rate as well as increase our tax compliance costs.

If the U.S. or other foreign tax authorities change applicable tax laws, our overall taxes could increase, as well as OpCo's obligations to make tax distributions, and our business, financial condition or results of operations may be adversely impacted.

We may face material adverse tax consequences resulting from the Transactions in Canada, the United States or other jurisdictions.

In connection with the completion of the Transactions, MDC completed a redomiciliation from the federal jurisdiction of Canada to the State of Delaware (the "Redomiciliation"). We believe that the Redomiciliation qualifies as a "reorganization" under section 368(a) of the Internal Revenue Code (the "Code") and treated, for U.S. federal income tax purposes, as if MDC (i) transferred all of its assets and liabilities to a new U.S. corporation ("New MDC") in exchange for all of such new corporation's outstanding stock and (ii) then distributed the stock of New MDC that it received in the transaction to its stockholders in liquidation of MDC. Additionally, we believe the Transactions should be treated for tax purposes as a deemed transfer by New MDC of its assets to OpCo and an assumption of New MDC's liabilities by OpCo in a transaction intended to qualify as a contribution to OpCo in exchange for OpCo's common units or preferred units under section 721 of the Code, and that Stagwell Media's contribution of its businesses to OpCo is similarly subject to section 721 of the Code.

We may face material adverse U.S. tax consequences as a result of the Transactions, and the Internal Revenue Service may not agree with or may otherwise challenge our position on the tax treatment of the Transactions or of internal restructuring transactions undertaken prior to, after, or in connection with the Transactions, which could result in higher U.S. federal tax costs than we anticipate, including a reduction in the net operating loss carryforwards of certain of our subsidiaries. We have not applied for a ruling related to the Transactions and do not intend to do so. Any adverse tax consequences resulting from the Transactions or our operations as a combined company could have an adverse effect on our business, results of operations, financial condition and cash flows. Moreover, U.S. tax laws significantly limit our ability to redomicile outside of the United States.

In addition, as a result of the Redomiciliation, we incurred a significant Canadian corporate tax liability and recorded a tax receivable of $12 million included in Other Assets in our Audited Consolidated Financial Statements. For purposes of the Canadian Tax Act, MDC's taxation year was deemed to have ended immediately prior to it ceasing to be a resident of Canada as a result of the Redomiciliation. Immediately prior to the time of this deemed year end, MDC was deemed to have disposed of each of its properties for proceeds of disposition equal to the fair market value of such properties at that time and was deemed to have reacquired such properties for a cost amount equal to that fair market value. MDC was subject to income tax under Part I of the Canadian Tax Act on any income and net taxable capital gains which arise as a result of this deemed disposition (after the utilization of any available capital losses or non-capital losses) and was also subject to "emigration tax" under Part XIV of the Canadian Tax Act on the amount by which the fair market value, immediately before MDC's deemed year end, of all of its properties exceeded the total of certain of its liabilities and the paid-up capital, determined for purposes of that emigration tax, of all the issued and outstanding shares of MDC immediately before such deemed year end.

The quantum of Canadian federal income tax payable by MDC as a result of the Redomiciliation depends upon a number of considerations including the fair market value of its properties, the amount of its liabilities, the Canada-U.S. dollar exchange rate, MDC's stockholder composition, as well as certain Canadian tax attributes, accounts and balances of the Company, each as of the effective time of the Redomiciliation. We have not applied to the Canadian federal tax authorities for a tax ruling relating to the Redomiciliation and do not intend to do so, and the Canadian federal tax authorities may not agree with or may otherwise challenge our position on the tax treatment of the Redomiciliation, which could result in higher Canadian corporate tax liabilities than we anticipate. Any such adverse tax consequences could adversely affect our business, results of operation, financial condition and cash flows.

Risks Related to Ownership of Our Class A Common Stock and Our Status as a Public Company

Our stock price may be volatile.

The trading price of our Class A Common Stock has fluctuated and may in the future fluctuate substantially and may be lower than its current price. For example, since August 2, 2021 (the closing date of the Transactions), the trading price of our Class A Common Stock on the Nasdaq Global Select Market has ranged from a low of $3.83 per share to a high of $11.04 per share. The trading price of our securities depends on many factors, including those described elsewhere in this "Risk Factors" section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our securities since you might be unable to sell them at or above the price you paid for them. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities include (but are not limited to):

- market conditions in the broader stock market in general or in our industry in particular;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and speculation in the press or investment community or on social media about us, our clients or companies perceived to be similar to us;

- actual or anticipated developments in our business, competitors' businesses or the competitive landscape generally;

- the operating results failing to meet the expectation of securities analysts or investors in a particular period;

- our operating results failing to meet the guidance we may issue from time to time;

- changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

- the timing of the achievement of objectives under our business plan and the timing and amount of costs we incur in connection therewith;

- short selling of our Class A Common Stock or related derivative securities;

- actions by hedge funds, short term investors, activist stockholders or stockholder representative organizations;

- operating and stock price performance of other companies that investors deem comparable to ours;

- changes in laws and regulations affecting our business;

- commencement of, or involvement in, litigation or investigations involving us;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the volume of our Class A Common Stock available for public sale;

- any major change in our Board or management;

- sales of substantial amounts of our Class A Common Stock by our directors, officers or significant stockholders or the perception that such sales could occur;

- the extent to which retail and other individual investors (as distinguished from institutional investors), invest in our Class A Common Stock;

- sudden increases in the demand for our Class A Common Stock, including as a result of any "short squeezes";

- speculative trading that is not primarily motivated by our announcements or the condition of our business;

- general economic and political conditions such as recessions or other economic downturns, inflation, interest rate increase, "trade wars," pandemics and acts of war or terrorism and geopolitical tensions; and

- other risk factors described in this "Risk Factors" section.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq in particular have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Class A

Common Stock, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to ours could depress our stock price regardless of our business, prospects, financial condition or results of operations. Broad market and industry factors and any other global pandemics, as well as general economic, political and market conditions such as recessions or interest rate changes, may significantly depress the market price of our Class A Common Stock, regardless of our actual operating performance. In addition, the trading price of our Class A Common Stock may be adversely affected by third parties trying to drive down or drive up the market price. Short sellers and others, some of whom post anonymously on social media, may be positioned to profit if our stock declines or otherwise exhibits volatility, and their activities can negatively affect our stock price and increase the volatility of our stock price. These broad market and industry factors could seriously harm the market price of our Common Stock, regardless of our operating performance. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies' securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price for our Class A Common Stock may decline.

We have in the past provided, and may from time to time provide, guidance regarding our future performance that represents our management's estimates as of the date such guidance is provided. Any such guidance is based upon a number of assumptions with respect to future business decisions (some of which may change) and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies (many of which are beyond our control). Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions that inform such guidance will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date such guidance is provided. Actual results have in the past varied, and may in the future vary from such guidance, and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors should not place undue reliance on our financial guidance and should carefully consider any guidance we may publish in context. In addition, in recent periods our operating or financial results have not met our guidance, or we have reduced our guidance. If in the future our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A Common Stock may decline significantly. In addition, even though we have issued public guidance in the past, we are not obligated to and may determine not to continue to do so in the future.

A significant portion of our Class A Common Stock may be sold into the market in the future, which could negatively affect the market price of our Class A Common Stock.

As of December 31, 2023, Stagwell Media beneficially owned approximately 56% of our outstanding shares of Class A Common Stock on an as-converted basis. Although the shares held by Stagwell Media are subject to securities law restrictions on sales by affiliates, we, Stagwell Media and certain other parties are party to a registration rights agreement pursuant to which, among other things and subject to certain restrictions, we are required to file (and have filed) with the SEC a registration statement registering for resale the shares of our Class A Common Stock that are held by, or are issuable upon exchange of units of OpCo (in combination with corresponding shares of our Class C Common Stock) held by, such parties, and to conduct certain underwritten offerings upon the request of holders of registrable securities, including direct and indirect transferees of such holders. In addition, we are party to a securities purchase agreement pursuant to which we are required to register for resale the shares of Class A Common Stock issued to certain of our stockholders upon the conversion of our previously outstanding Series 8 convertible preferred stock.

As such, sales of a substantial number of shares of Class A Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Class A Common Stock.

We are a "controlled company" within the meaning of the applicable rules of Nasdaq and, as a result, qualify for exemptions from certain corporate governance requirements. Our stockholders will not have the same protections afforded to stockholders of companies that are not controlled companies, and the interests of our controlling stockholder may differ from the interests of other stockholders.

Our CEO and Chairman, Mark Penn, beneficially owns or controls approximately 57% of the voting power of our Common Stock. As a result, we are a "controlled company" within the meaning of the Nasdaq rules, and as a result, we qualify for exemptions from certain corporate governance requirements. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements to have: (a) a majority of independent directors on the Board; (b) a nominating committee comprised solely of independent directors; (c) compensation of executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (d) director nominees selected, or recommended for the selection by the Board, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. Although we do not utilize any of these exemptions, we may elect to utilize one or more of these exemptions for so long as we remain a "controlled company." As a result, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

In addition, this concentration of ownership and voting power allows Mr. Penn to control our decisions, including matters requiring approval by our stockholders (such as, subject to certain limitations, the election of directors and the approval of mergers or other extraordinary transactions), regardless of whether or not other stockholders believe that the transaction is in their own best interests. Such concentration of voting power could also have the effect of delaying, deterring or precluding a change of control or other business combination that might otherwise be beneficial to our stockholders, could deprive our stockholders of an opportunity to receive a premium for their Class A Common Stock as part of a sale of our company and might ultimately affect the market price of our Class A Common Stock.

Securities or industry analysts may cease publishing research or reports about us, our business, or our market, or publish negative opinions about us or the price of our Class A Common Stock, which could cause the price and trading volume of our Class A Common Stock to decline.

The trading market for our Class A Common Stock is influenced by the research and reports that industry or securities analysts publish (or may publish) about us, our business and operations, our market or our competitors. If securities or industry analysts cease such coverage, or other analysts fail to commence coverage of us, our stock price and trading volume could be negatively impacted. In addition, we have no control over equity research analysts or the content of their reports, and if any of the analysts who cover, or may cover us in the future, make negative recommendations regarding our stock or issue other unfavorable commentary or research. or provide more favorable relative recommendations about our competitors, including as a result of any failure to meet our guidance or errors in our financial statements or other disclosure, the price and trading volume of our Class A Common Stock could decline.

There is no guarantee that an active and liquid public market for our securities will be sustained.

A liquid trading market for our Class A Common Stock may not be sustained. In the absence of a liquid public trading market:

- you may not be able to liquidate your investment in shares of our Class A Common Stock;

- you may not be able to resell your shares of our Class A Common Stock at or above the price you paid for them;

- the market price of shares of our Class A Common Stock may experience significant price volatility; and

- there may be less efficiency in carrying out your purchase and sale orders.

Additionally, if our Class A Common Stock becomes delisted from Nasdaq for any reason, the liquidity and price of our Class A Common Stock may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your shares of Class A Common Stock unless a market can be sustained.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Common Stock.

We do not intend to declare and pay dividends on our common stock for the foreseeable future. We currently intend to invest future earnings, if any, to fund growth, to develop business, for working capital needs and for general corporate purposes. In addition, certain provisions of Delaware law and our outstanding indebtedness impose requirements that may restrict our ability to pay cash dividends on our common stock. Therefore, you are not likely to receive any cash dividends on shares of our Class A Common Stock for the foreseeable future, and the success of an investment in the shares of our Class A Common Stock will depend upon any future appreciation in their market price. The market price of shares of our Class A Common Stock may never appreciate and may decrease.

We may issue additional shares of our Class A Common Stock or other equity securities without stockholder approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of our Class A Common Stock or other equity securities in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under our equity incentive plans, without stockholder approval, in a number of circumstances. Our issuance of additional shares of our Class A Common Stock or other equity securities could have the following effects:

- your proportionate ownership interest in us will decrease;

- the relative voting strength of each previously outstanding share of Class A Common Stock may be diminished; or

- the market price of our Class A Common Stock may decline.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us and diminish the value of our Class A Common Stock.

In addition to protections afforded under the Delaware General Corporation Law ("DGCL"), or certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in management or to our Board. These provisions include, among other things:

- no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; and

- the ability of our Board to issue shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting such series and the designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of the shares of such series, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

These provisions in our certificate of incorporation and our bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a transaction involving a change in our control that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A Common Stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our Board and take other corporate actions and may also discourage acquisition proposals, or delay or prevent a change in control, which could depress the trading price of our Class A Common Stock.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by stockholders and designates the United States federal district courts as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us or with our directors, officers or employees and may discourage stockholders from bringing such claims.

Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the exclusive forum for:

- any derivative action or proceeding brought on behalf of our company;

- any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of our company to us or our stockholders;

- any action or proceeding asserting a claim arising pursuant to any provision of the DGCL (or any successor provision thereto) or as to which the DGCL (or any successor provision thereto) confers jurisdiction on the Court of Chancery of the State of Delaware;

- any action or proceeding asserting a claim against us or any current or former director, officer or other employee of our company arising pursuant to any provision of the DGCL, our certificate of incorporation, or our bylaws (as each may be amended from time to time);

- any action asserting a claim governed by the internal affairs doctrine; or

- any other action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

For the avoidance of doubt, the foregoing provisions of our certificate of incorporation will not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933. Although investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentences.

These provisions of our certificate of incorporation could limit the ability of our stockholders to obtain a favorable judicial forum for certain disputes with us or with our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our current bylaws inapplicable to, or unenforceable in respect of, one or more of the types of actions or proceedings listed above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified Board members and officers.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and increased demand on our systems and resources.

The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. Strengthening our disclosure controls and procedures and internal controls over financial reporting in accordance with this standard requires significant resources and management oversight. As a result, management's attention may be diverted from other business concerns, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

Our approach to risk management is designed to identify, assess, prioritize and manage major risk exposures, including material risks from cybersecurity threats, that could affect our ability to execute our corporate strategy and fulfill our business objectives. We have implemented, and incorporated into our operations, cybersecurity risk management processes and technologies to protect the integrity, availability and confidentiality of our critical systems and information.

Key aspects of our cybersecurity risk management program include:

• Risk assessments designed to identify risks to our systems and information;

• An internal security team principally responsible for managing our cybersecurity risk assessment processes, response to cybersecurity incidents, and information technology security controls;

• Engaging third-party service providers to assist with network, endpoint and cloud system monitoring;

• Monitoring emerging data protection laws and implementing responsive changes to our processes;

• Annual cybersecurity awareness training for employees and enhanced cybersecurity management and incident response training for employees involved in systems or processes that handle sensitive data;

• Regular audits and tests of our information systems (including review and assessment by independent third-party advisors, who help identify areas for continued focus and improvement);

• Regular phishing email simulations for employees and contractors with access to our email systems;

• A third-party risk management process for service providers, suppliers and vendors, including those with access to our customer data, employee data, or our systems; and

• A cybersecurity incident response plan that includes detailed procedures for responding to cybersecurity incidents, including processes to triage, assess severity, escalate, contain, investigate and remediate cybersecurity incidents, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

In addition, we maintain insurance to protect against potential losses arising from cybersecurity incidents.

Cybersecurity Governance and Oversight

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of our cybersecurity risk management program. The Audit Committee receives quarterly reports from management on cybersecurity risks, risk assessment and risk management, and discusses those matters with management. In addition, management updates the Audit Committee on cybersecurity incidents. The Audit Committee also receives and discusses quarterly reports from management on the effectiveness of our information technology security controls.

Our information security team, including our Chief Technology Officer and our Senior Vice President Information Security, is responsible for day-to-day identification, assessment and management of the cybersecurity risks we face. The information security team also has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. The leaders of our information security team have over 40 years of combined experience in managing information security, developing cybersecurity strategy and implementing cybersecurity programs. The Chief Technology Officer is informed of and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through management of the cybersecurity risk management program described above, including our cybersecurity incident response plan. Our incident response plan is also designed, depending on the circumstances, to escalate cybersecurity incidents to other members of management, report cybersecurity incidents to the Audit Committee, and support public disclosure and reporting of material incidents.

Risks from Cybersecurity Threats

Cybersecurity threats and attacks are becoming more sophisticated and pose a risk to our systems and information. While, to date, we have not been subject to cybersecurity incidents that, individually or in the aggregate, have been material to our operations or financial condition, there can be no guarantee that we will not experience such an incident in the future. For more information regarding the cybersecurity-related risks we face, see "Risk Factors — Risks Related to Data Privacy and Cybersecurity."

Item 2. Properties

See Note 10 of the Notes to the Audited Consolidated Financial Statements (the "Notes") included herein included in this Form 10-K for a discussion of the Company's lease commitments.

The Company maintains office space in North America, Europe, Asia, South America, Africa, and Australia. This space is primarily used for office and administrative purposes by the Company's employees in performing professional services. This office space is in suitable and well-maintained condition for Stagwell's current operations. Certain of these leases are subject to rent reviews or contain various escalation clauses and certain of our leases require our payment of various operating expenses, which may also be subject to escalation. In addition, leases related to the Company's non-U.S. businesses are denominated in currencies other than U.S. dollars and are therefore subject to changes in foreign exchange rates.

The table below provides a brief description of all locations in which office space is maintained and the related reportable segment.

Reportable Segment	Office Locations
Integrated Agencies Network	Argentina, Australia, California, Canada, China, Florida, Georgia, Germany, Illinois, India, Michigan, Minnesota, Netherlands, New York, Oregon, Pennsylvania, Philippines, and United Kingdom
Brand Performance Network	Australia, Brazil, California, Canada, China, Colorado, Denmark, Egypt, Florida, France, Hong Kong, India, Ireland, Japan, Korea, Maryland, Mexico, New York, Poland, Singapore, Spain, Sweden, Taiwan, Texas, United Kingdom, Utah, and Virginia
Communications Network	Arizona, California, China, Georgia, Germany, Japan, Minnesota, North Carolina, New York, Singapore, Thailand, Virginia, Washington, and Washington D.C.
All Other	Argentina, Canada, and United Kingdom
Corporate	California, Canada, Florida, New York, United Kingdom, Washington, and Washington D.C.

Item 3.   Legal Proceedings

In the ordinary course of business, we are involved in various legal proceedings. We do not currently expect that these proceedings will have a material adverse effect on our results of operations, cash flows or financial position.

Item 4.   *Mine Safety Disclosures*

Not applicable.

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Class A Common Stock is traded on the Nasdaq Global Select Market, under the symbol "STGW." There is no established public trading market for our Class C Common Stock. As of March 1, 2024, the approximate number of holders of record of our Class A Common Stock and Class C Common Stock, was 650 and 1, respectively.

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that the Board may deem relevant.

Unregistered Sales of Equity Securities

In the three months ended December 31, 2023, the Company granted 62,704 restricted stock units underlying shares of Class A Common Stock as inducement for employment and issued 4,677,614 shares of Class A Common Stock as purchase consideration in connection with acquisitions and for additional interests in subsidiaries, in transactions exempt from registration under Section 4(a)(2) of the Securities Act. The Company received no cash proceeds and no commissions were paid to any person in connection with the sale of these shares.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On March 1, 2023, the Board authorized an extension and a $125,000,000 increase in the size of our previously approved stock repurchase program (the "Repurchase Program"). Under the Repurchase Program, as amended, we may repurchase up to an aggregate of $250,000,000 of shares of our outstanding Class A Common Stock, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program will expire on March 1, 2026. Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices (including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Exchange Act), in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified or discontinued at any time without prior notice. Our Board will review the Repurchase Program periodically and may authorize adjustments of its terms. Pursuant to its Credit Agreement (as defined and discussed in Note 11 of the Notes included herein) and the indenture governing the 5.625% Notes, the Company is currently limited as to the dollar value of shares it may repurchase in the open market.

The following table details our monthly shares repurchased during the fourth quarter of 2023 and the approximate dollar value of shares that may yet be purchased pursuant to the Repurchase Program:

Period	Total Number of Shares Purchased[1]	Average Price Paid Per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Program[2]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Program[2]
10/1/2023 – 10/31/2023	44,082	$4.73	—	$155,660,866
11/1/2023 – 11/30/2023	1,894,048	4.83	1,888,809	146,505,476
12/1/2023 – 12/31/2023	2,008,873	6.03	1,367,410	138,622,130
Total	**3,947,003**	**$5.44**	**3,256,219**	**$138,622,130**

(1) Includes information for all shares repurchased by the Company, including shares repurchased as part of the Company's publicly announced Repurchase Program, and 690,784 shares to settle employee tax withholding obligations related to the vesting of restricted stock awards and restricted stock units.

(2) Only includes information for shares repurchased as part of the Company's publicly announced Repurchase Program.

Stock Performance Graph
(Not included in Annual Report on Form 10-K as filed on March 11, 2024)

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Stagwell specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph shows a five-year comparison of the cumulative total stockholder return on the Company's Class A common stock with the cumulative total returns of the Russell Midcap Index and the Vanguard Communications Services Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) on the date specified. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURNS

Among Stagwell Inc., the Russell Mid-Cap Index, and the
Vanguard Communications Services Index


$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Stagwell, Inc. Class A (STGW-US)
iShares Russell Mid-Cap Value ETF (IWS-US)
Vanguard Communication Services ETF (VOX-US)

Cumulative Total Returns Since 12/31/2018

Year Ended	2018	2019	2020	2021	2022	2023
Stagwell, Inc. Class A (STGW-US)	$100.00	$106.51	$ 96.17	$332.18	$237.93	$254.02
iShares Russell Mid-Cap Value ETF (IWS-US)	$100.00	$126.74	$132.82	$170.14	$149.24	$167.96
Vanguard Communication Services ETF (VOX-US)	$100.00	$128.02	$165.29	$188.14	$115.05	$166.59

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis are based on and should be read in conjunction with our Audited Consolidated Financial Statements and the notes thereto included elsewhere in this Form 10-K. The following discussion and analysis contains forward-looking statements and should be read in conjunction with the disclosures and information contained and referenced under the captions "Forward-Looking Statements" and "Risk Factors" in this Form 10-K. The following discussion and analysis also includes a discussion of certain non-GAAP financial measures. A description of the non-GAAP financial measures discussed in this section and reconciliations to the comparable GAAP measures are below.

In this section, the terms "Stagwell," "we," "us," "our" and the "Company" refer (i) with respect to events occurring or periods ending before August 2, 2021, to Stagwell Marketing Group LLC ("Stagwell Marketing" or "SMG") and its direct and indirect subsidiaries and (ii) with respect to events occurring or periods ending on or after August 2, 2021, to Stagwell Inc. and its direct and indirect subsidiaries. References to a "fiscal year" mean the Company's year commencing on January 1 of that year and ending December 31 of that year (e.g., fiscal 2023 means the period beginning January 1, 2023, and ending December 31, 2023).

For similar operating and financial data and discussion of the Company's year ended December 31, 2021, refer to Part II Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K that was filed with the SEC on March 6, 2023.

Executive Summary

Overview

Stagwell conducts its business through its networks, which provide marketing and business solutions that realize the potential of combining data and creativity. Stagwell's strategy is to build, grow and acquire market-leading businesses that deliver the modern suite of services that marketers need to thrive in a rapidly evolving business environment. Stagwell's differentiation lies in its creative roots and proven entrepreneurial leaders, which together with innovations in technology and data, bring transformational marketing, activation, communications and strategic consulting services to clients. Stagwell leverages its range of services in an integrated manner, offering strategic, creative and innovative solutions that are technologically forward and media-agnostic. The Company's strategy is intended to challenge the industry status quo, realize returns on investment, and drive transformative growth and business performance for its clients and stakeholders.

Stagwell manages its business by monitoring several financial and non-financial performance indicators. The key indicators that we focus on are revenue, operating expenses, capital expenditures and the non-GAAP financial measures described below. Revenue growth is analyzed by reviewing a mix of measurements, including (i) growth by major geographic location, (ii) growth from existing clients and the addition of new clients, (iii) growth by principal capability, (iv) growth from currency changes, and (v) growth from acquisitions. In addition to monitoring the foregoing financial indicators, the Company assesses and monitors several non-financial performance indicators relating to the business performance of our networks. These indicators may include a network's recent new client win/loss record; the depth and scope of a pipeline of potential new client account activity; the overall quality of the services provided to clients; and the relative strength of the network's next generation team that is in place as part of a potential succession plan to succeed the current senior executive team.

Revision of Previously Issued Consolidated Financial Statem*ents*

In connection with the preparation of the consolidated financial statements during 2023, the Company identified errors in the areas of income taxes, noncontrolling interests, and accumulated other comprehensive loss related to its previously filed 2022 financial statements. The Company revised the 2022 annual financial statements in its 2023 Form 10-K. See Notes 1, 21 and 22 of the Notes included herein for additional information regarding the correction of the errors.

Recent Developments

On January 2, 2024, the Company acquired 100% of the interests in Team Epiphany, LLC., for $15.8 million of which $10.8 million was paid in cash and 798,000 shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $17.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

On March 1, 2024, the Company acquired 100% of the interests in Sidekick Live Limited., for £4.5 million of which £3.6 million (approximately $4.6 million) was paid in cash and 195,000 shares of Class A Common Stock, par value $0.001 per share, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of £8.0 million (approximately $10.2 million), subject to continued employment requirements and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

Significant Factors Affecting our Business and Results of Operations

The most significant factors affecting our business and results of operations include national, regional, and local economic conditions, our clients' profitability, mergers and acquisitions of our clients, changes in top management of our clients and our ability to retain and attract key employees. New business wins and client losses occur due to a variety of factors. The two most significant factors are (i) our clients' desire to change marketing communication firms, and (ii) the digital and data-driven products that our portfolio of marketing services firms, which we refer to as "Brands," offer. A client may choose to change marketing communication firms for several reasons, such as a change in leadership where new management wants to retain a Brand that it may have previously worked with. In addition, if the client is merged or acquired by another company, the marketing communication firm is often changed. Clients also change firms as a result of the firm's failure to meet marketing performance targets or other expectations in client service delivery.

Seasonality

Historically, we typically generate the highest quarterly revenue during the fourth quarter in each year. In addition, within our Communications Network, client concentration increases during election years due to the cyclical nature of our advocacy Brands. The highest volumes of retail related consumer marketing increase with the back-to-school season through the end of the holiday season.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). In addition, the Company has included non-GAAP financial measures and ratios, which management uses to operate the business, which it believes provide useful supplemental information to both management and readers of this report in making period-to-period comparisons in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP. The non-GAAP financial measures included are "net revenue," "organic net revenue growth (decline)," "Adjusted EBITDA," and "Adjusted Diluted EPS."

"Net revenue" refers to revenue excluding billable costs. The Company believes billable costs and their fluctuations are not indicative of the operating performance of its underlying business.

"Organic net revenue growth (decline)" reflects the year-over-year change in the Company's reported net revenue attributable to the Company's management of the entities it owns. We calculate organic net revenue growth (decline) by subtracting the net impact of acquisitions (divestitures) and the impact of foreign currency exchange fluctuations from the aggregate year-over-year increase or decrease in the Company's reported net revenue.

The net impact of acquisitions (divestitures) reflects the year-over-year change in the Company's reported net revenue attributable to the impact of all individual entities that were acquired or divested in the current and prior year. We calculate impact of an acquisition as follows: (a) for an entity acquired during the current year, we present the entity's prior year net revenue for the same period during which we owned it in the current year as impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we present the entity's prior year net revenue for the period during which we did not own the entity in the prior year as impact of the acquisition in the current year. We calculate impact of a divestiture as follows: (a) for a divestiture in the current year, we present the entity's prior year net revenue for the same period during which we no longer owned it in the current year as impact of the divestiture in the current year; and (b) for a divestiture in the prior year, we present the entity's prior year net revenue for the period during which we owned it in the prior year as impact of the divestiture in the current year. We calculate the impact of any acquisition or divestiture without adjusting for foreign currency exchange fluctuations.

The impact of foreign currency exchange fluctuations reflects the year-over-year change in the Company's reported net revenue attributable to changes in foreign currency exchange rates. We calculate the impact of foreign currency exchange fluctuations for the portion of the reporting period in which we recognized revenue from a foreign entity in both the current year and the prior year. The impact is calculated as the difference between (1) reported prior period net revenue (converted to U.S. dollars at historical foreign currency exchange rates) and (2) prior period net revenue converted to U.S. dollars at current period foreign exchange rates.

"Adjusted EBITDA" is defined as Net income (loss) attributable to Stagwell Inc. common shareholders excluding non-operating income or expense to achieve operating income (loss), plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, and other items. Other items include restructuring costs, acquisition-related expenses, and non-recurring items. Adjusted EBITDA for our reportable segments is reconciled to Operating Income (Loss), as Net Income (Loss) is not a relevant reportable segment financial metric.

"Adjusted Diluted EPS" is defined as (i) Net income (loss) attributable to Stagwell Inc. common shareholders, plus net income (loss) attributable to Class C shareholders, excluding the impact of amortization expense, impairment and other losses, stock-based compensation, deferred acquisition consideration adjustments, discrete tax items, and other items, based on total consolidated amounts, then allocated to Stagwell Inc. common shareholders and Class C shareholders, based on their respective income allocation percentage using a normalized effective income tax rate divided by (ii) (a) the weighted average number of common shares outstanding plus (b) the weighted average number of shares of Class C Common Stock outstanding. Other items include restructuring costs, acquisition-related expenses, and non-recurring items. The diluted weighted average shares outstanding include shares of Class C Common Stock as if converted to shares of Class A Common Stock to calculate Adjusted Diluted EPS.

All amounts are in dollars unless otherwise stated. Amounts reported in millions herein are computed based on the amounts in thousands. As a result, the sum of the components, and related calculations, reported in millions may not equal the total amounts due to rounding.

The percentage changes included in the tables in Item 7 herein that are not considered meaningful are presented as "NM."

Segments

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Mark Penn, Chief Executive Officer and Chairman, to make decisions regarding resource allocation for the segment and assess its performance. Once operating segments are identified, the Company performs an analysis to determine if aggregation of operating segments is applicable. This determination is based upon a quantitative analysis of the expected and historic average long-term profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The CODM uses Adjusted EBITDA as a key metric, to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions.

The Company made changes to its internal management and reporting structure in the first quarter of 2023, resulting in an update to our reportable segments (Networks). The change in reportable segments was that Mono, previously in the Integrated Agencies Network, is now within Allison & Partners in the

Communications Network, Storyline (a Brand specializing in research and survey generation), previously in the Communications Network, is now within Constellation in the Integrated Agencies Network. Periods presented prior to the first quarter of 2023 have been recast to reflect the reclassification of certain reporting units (Brands) between operating segments.

The Company has three reportable segments as follows: "Integrated Agencies Network," "Brand Performance Network" and the "Communications Network." In addition, the Company combines and discloses operating segments that do not meet the aggregation criteria, and includes the elimination of certain intercompany services, as "All Other." The Company also reports corporate expenses, as further detailed below, as "Corporate." All segments follow the same basis of presentation and accounting policies as those described throughout the Notes to the Audited Consolidated Financial Statements included herein and in Note 2 of the Notes to the Company's Audited Consolidated Financial Statements included in this Form 10-K.

In addition, Stagwell reports its corporate office expenses incurred in connection with the strategic resources provided to the networks, as well as certain other centrally managed expenses that are not fully allocated to the operating segments as Corporate. Corporate provides client and business development support to the networks as well as certain strategic resources, including accounting, administrative, financial, real estate, human resource and legal functions.

The following discussion focuses on the operating performance of the Company for the years ended December 31, 2023 and 2022 and the financial condition of the Company as of December 31, 2023.

Results of Operations:

	Year Ended December 31,	
	2023	**2022**
	(dollars in thousands)	
Revenue:		
Integrated Agencies Network	$1,378,109	$1,474,970
Brand Performance Network	768,776	757,208
Communications Network	333,707	435,652
All Other	46,585	19,962
Total Revenue	$2,527,177	$2,687,792
Operating Income	$ 90,527	$ 159,228
Other Income (Expenses):		
Interest expense, net	$ (90,644)	$ (76,062)
Foreign exchange, net	(2,960)	(2,606)
Gain on sale of business	94,505	—
Other, net	(359)	(4,975)
Income before income taxes and equity in earnings of non-consolidated affiliates	91,069	75,585
Income tax expense	40,557	25,462
Income before equity in earnings of non-consolidated affiliates	50,512	50,123
Equity in (loss) of non-consolidated affiliates	(8,870)	(79)
Net income	41,642	50,044
Net (income) loss attributable to noncontrolling and redeemable noncontrolling interests	(41,508)	(30,125)
Net income attributable to Stagwell Inc. common shareholders	$ 134	$ 19,919
Reconciliation to Adjusted EBITDA:		
Net income attributable to Stagwell Inc. common shareholders	$ 134	$ 19,919
Non-operating items[1]	90,393	139,309
Operating income	90,527	159,228
Depreciation and amortization	142,831	131,273
Impairment and other losses	11,395	122,179
Stock-based compensation	57,179	33,152
Deferred acquisition consideration	13,060	(13,405)
Other items, net	45,147	18,691
Adjusted EBITDA	$ 360,139	$ 451,118

---

(1) Non-operating items includes items within the Statements of Operations, below Operating Income, and above Net income (loss) attributable to Stagwell Inc. common shareholders.

YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

Consolidated Results of Operations

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
		(dollars in thousands)		
			$	%
Revenue	$2,527,177	$2,687,792	$(160,615)	(6.0)%
Operating Expenses				
Cost of services	1,621,174	1,673,576	(52,402)	(3.1)%
Office and general expenses	661,250	601,536	59,714	9.9%
Depreciation and amortization	142,831	131,273	11,558	8.8%
Impairment and other losses	11,395	122,179	(110,784)	(90.7)%
	$2,436,650	$2,528,564	$ (91,914)	(3.6)%
Operating Income	$ 90,527	$ 159,228	$ (68,701)	(43.1)%

	Year Ended December 31,			
	2023	2022	Change	
		(dollars in thousands)		
			$	%
Net Revenue	$2,146,652	$2,222,153	$ (75,501)	(3.4)%
Billable costs	380,525	465,639	(85,114)	(18.3)%
Revenue	2,527,177	2,687,792	(160,615)	(6.0)%
Billable costs	380,525	465,639	(85,114)	(18.3)%
Staff costs	1,389,168	1,394,317	(5,149)	(0.4)%
Administrative costs	259,780	254,973	4,807	1.9%
Unbillable and other costs, net	137,565	121,745	15,820	13.0%
Adjusted EBITDA	360,139	451,118	(90,979)	(20.2)%
Stock-based compensation	57,179	33,152	24,027	72.5%
Depreciation and amortization	142,831	131,273	11,558	8.8%
Deferred acquisition consideration	13,060	(13,405)	26,465	NM
Impairment and other losses	11,395	122,179	(110,784)	(90.7)%
Other items, net	45,147	18,691	26,456	NM
Operating Income[1]	$ 90,527	$ 159,228	$ (68,701)	(43.1)%

---

(1) See the Results of Operations section above for a reconciliation of Operating Income to Net income (loss) attributable to Stagwell Inc. common shareholders.

Revenue

Revenue for the year ended December 31, 2023 was $2,527.2 million, compared to $2,687.8 million for the year ended December 31, 2022, a decrease of $160.6 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31, 2022	Net Revenue — Components of Change				Year Ended December 31, 2023	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
				(dollars in thousands)				
Integrated Agencies Network . . .	$1,240,465	$(2,266)	$ 6,677	$ (58,172)	$(53,761)	$1,186,704	(4.7)%	(4.3)%
Brand Performance Network . . .	667,882	848	13,377	(14,005)	220	668,102	(2.1)%	—%
Communications Network	293,844	(169)	1,918	(50,333)	(48,584)	245,260	(17.1)%	(16.5)%
All Other	19,962	(354)	35,135	(8,157)	26,624	46,586	(40.9)%	NM
	$2,222,153	$(1,941)	$57,107	$(130,667)	$(75,501)	$2,146,652	(5.9)%	(3.4)%
Component % change		(0.1)%	2.6%	(5.9)%	(3.4)%			

For the year ended December 31, 2023, organic net revenue decreased $130.7 million, or 5.9%. Overall, the macroeconomic uncertainty challenged the industry in 2023. This contributed to certain clients pausing projects and reducing spend, specifically in the communications, retail, and technology sectors. In addition, the loss of clients also contributed to the decline in organic net revenue. The increase in net acquisitions (divestitures) was primarily driven by the acquisitions of Maru Group Limited Ltd.("Maru"), Epicenter Experience LLC, ("Epicenter"), TMA Direct, Inc. ("TMA Direct"), Brand New Galaxy ("BNG"), Huskies, Ltd. ("Huskies"), Left Field Labs, LLC ("LFL") and Wolfgang, LLC ("Wolfgang"), partially offset by the sale of ConcentricLife.

The geographic mix in net revenues for the years ended December 31, 2023 and 2022 was as follows:

	Year Ended December 31,	
	2023	2022
	(dollars in thousands)	
United States	$1,710,966	$1,790,776
United Kingdom	161,629	175,422
Other	274,057	255,955
Total	$2,146,652	$2,222,153

Impairment and Other Losses

Impairment and Other Losses for the year ended December 31, 2023 was $11.4 million. This was primarily attributable to a charge of $10.0 million to reduce the carrying value of four of its right-of-use lease assets and related leasehold improvements. The right-of-use lease assets and related leasehold improvements related to three agencies within the Integrated Agencies Network and one agency within the Brand Performance Network.

The Company recognized an impairment and other losses charge of $122.2 million for the year ended December 31, 2022, primarily related to the impairment of goodwill totaling $116.7 million, and impairment of right-of-use lease assets and related leasehold improvements totaling $2.6 million. The goodwill impairment was to write-down the carrying value in excess of the fair value of eight reporting units, two within the Integrated Agencies Network, five within the Brand Performance Network, and one within the All Other Network. The right-of-use lease assets and related leasehold improvements impairment was to write-down the carrying value in excess of the fair value of three agencies, one within the Integrated Agencies Network and two within the Brand Performance Network.

Operating Income

Operating Income for the year ended December 31, 2023 was $90.5 million, compared to $159.2 million for the year ended December 31, 2022, representing a decrease of $68.7 million. The change in Operating

Income was primarily attributable to a decrease in Revenue, Cost of services, and Impairment and other losses, partially offset by an increase in Office and general expenses, and Depreciation and amortization.

The decrease in Cost of services was primarily attributable to lower billable costs commensurate with lower revenues, partially offset by an increase in unbillable costs primarily due to the acquisition of Maru, and an increase in stock-based compensation expense.

The increase in Office and general expenses was primarily attributable to an increase in stock-based compensation expense, occupancy-related expenses, deferred acquisition consideration, and computer software and licensing fees, partially offset by a decrease in bad debt expense. Bad debt expense decreased primarily due to recovered funds that were previously written off.

Occupancy-related expenses increased primarily due to nonrecurring credits incurred in the first quarter of 2022 connected with a benefit associated with the initiative to consolidate real estate in New York City.

Deferred acquisition consideration increased $26.5 million, primarily attributable to acquisitions of Tinsel, Left Field Labs, and Movers and Shakers. In addition, deferred acquisition consideration increased due to the reduction in the fair value of the deferred acquisition consideration liability that occurred in 2022, associated with a certain Brand. The total increase in the deferred acquisition consideration was partially offset by the reduction in fair value of certain Brands in 2023.

Stock-based compensation increased $24.0 million primarily attributable to new awards granted in 2023, the modification of certain stock-appreciation rights, and the increase in the fair value of certain profits interest awards.

Depreciation and amortization expense increased $11.6 million, primarily attributable to the acceleration of amortization associated with the discontinuation of certain trade names, the purchase of internally developed software in 2023, and the recognition of intangible assets in connection with the acquisitions in 2022.

Gain on Sale of Business

The Company recognized a pre-tax gain of $94.5 million related to the sale of ConcentricLife for the year ended December 31, 2023.

Other, Net

Other, net for the year ended December 31, 2023 was $0.4 million of a loss, compared to a loss of $5.0 million for the year ended December 31, 2022. The loss in 2022 is primarily attributable to the Tax Receivables Agreement.

Foreign Exchange, Net

The foreign exchange loss for the year ended December 31, 2023 was $3.0 million, compared to a loss of $2.6 million for the year ended December 31, 2022, primarily attributable due to the U.S. dollar strengthening against the Euro and British Pound.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2023 was $90.6 million compared to $76.1 million for the year ended December 31, 2022, an increase of $14.6 million, primarily attributable to higher levels of debt outstanding under the Credit Agreement (as defined and discussed in Note 11 of the Notes to the Audited Consolidated Financial Statements included herein), and a higher interest rate of borrowings on amounts outstanding under the Credit Agreement.

Income Tax Expense

The Company had an income tax expense for the year ended December 31, 2023 of $40.6 million (on a pre-tax income of $91.1 million resulting in an effective tax rate of 44.5%) compared to income tax expense of $25.5 million (on pre-tax income of $75.6 million resulting in an effective tax rate of 33.7%) for the year ended December 31, 2022.

The difference in the effective tax rate of 44.5% in the year ended December 31, 2023 as compared to 33.7% in the year ended December 31, 2022 was primarily due to the change in pre-tax income, tax expense on gain on sale of business in 2023, tax benefit of impairments in 2022, increase in valuation allowance in 2023, lower share-based compensation windfalls, and unfavorable return to provision adjustments in 2023 offset by an increase in tax benefit from disregarded entity structure in 2023, and out-of-period adjustments in 2022. See Note 1 in the Notes to the Audited Consolidated Financial Statements.

Noncontrolling and Redeemable Noncontrolling Interests

The effect of noncontrolling and redeemable noncontrolling interests for the year ended December 31, 2023 was income of $41.5 million compared to income of $30.1 million for the year ended December 31, 2022, representing an increase of $11.4 million. The change was attributable to an increase in net income allocated to the holders of Class C Common Stock, partially offset by a decrease in net income associated with other redeemable noncontrolling interest holders.

Net Income (Loss) Attributable to Stagwell Inc. Common Shareholders

As a result of the foregoing, net income attributable to Stagwell Inc. common shareholders for the year ended December 31, 2023 was $0.1 million compared to net income of $19.9 million for the year ended December 31, 2022.

Earnings (Loss) Per Share

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2023 were as follows:

	GAAP	Adjustments[1]	Non-GAAP
	(amounts in thousands, except per share amounts)		
Net income attributable to Stagwell Inc. common shareholders	$ 134	$ 52,712	$ 52,846
Net income attributable to Class C shareholders	—	106,153	106,153
Net income attributable to Stagwell Inc. and Class C and adjusted net income	$ 134	$158,865	$158,999
Weighted average number of common shares outstanding	122,170	3,628	125,798
Weighted average number of common Class C shares outstanding	—	154,972	154,972
Weighted average number of shares outstanding	122,170	158,600	280,770
Diluted EPS and Adjusted Diluted EPS	$ 0.00		$ 0.57
Adjustments to Net Income (loss)[1]			
Amortization		$113,835	
Impairment and other losses		11,395	
Stock-based compensation		57,179	
Deferred acquisition consideration		13,060	
Gain on sale of business		(94,505)	
Other items, net		45,147	
		146,111	
Adjusted tax expense		(26,312)	
		119,799	
Net loss attributable to Class C shareholders		39,066	
		$158,865	

	GAAP	Adjustments[1]	Non-GAAP
	(amounts in thousands, except per share amounts)		
Allocation of adjustments to net income			
Net income attributable to Stagwell Inc. common shareholders		$ 52,712	
Net income attributable to Class C shareholders		67,087	
Net income attributable to Class C shareholders		39,066	
		106,153	
		$158,865	

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Diluted EPS and Adjusted Diluted EPS for the year ended December 31, 2022 were as follows:

	GAAP	Adjustments[1]	Non-GAAP
	(amounts in thousands, except per share amounts)		
Net income attributable to Stagwell Inc. common shareholders	$ 19,919	$102,123	$122,042
Net income attributable to Class C shareholders	16,004	129,500	145,504
Net income attributable to Stagwell Inc. and Class C and adjusted net income	$ 35,923	$231,623	$267,546
Weighted average number of common shares outstanding	130,625	—	130,625
Weighted average number of common Class C shares outstanding . .	165,971	—	165,971
Weighted average number of shares outstanding	296,596	—	296,596
Diluted EPS and Adjusted Diluted EPS	$ 0.12		$ 0.90
Adjustments to Net income (loss)[1]			
Amortization		$104,763	
Impairment and other losses		122,179	
Stock-based compensation		33,152	
Deferred acquisition consideration		(13,405)	
Other items, net		18,691	
		265,380	
Adjusted tax expense		(33,757)	
		$231,623	

(1) Adjusted Diluted EPS is defined within the Non-GAAP Financial Measures section of the Executive Summary.

Adjusted EBITDA

Adjusted EBITDA for the year ended December 31, 2023 was $360.1 million, compared to $451.1 million for the year ended December 31, 2022, representing a decrease of $91.0 million, primarily driven by a decrease in Operating Income, as discussed above.

Integrated Agencies Network

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Revenue	$1,378,109	$1,474,970	$(96,861)	(6.6)%
Operating Expenses				
Cost of services	901,039	949,699	(48,660)	(5.1)%
Office and general expenses	264,710	260,254	4,456	1.7%
Depreciation and amortization	80,864	74,492	6,372	8.6%
Impairment and other losses	9,912	52,360	(42,448)	(81.1)%
	$1,256,525	$1,336,805	$(80,280)	(6.0)%
Operating Income	$ 121,584	$ 138,165	$(16,581)	(12.0)%

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Net Revenue	$1,186,705	$1,240,465	$(53,760)	(4.3)%
Billable costs	191,404	234,505	(43,101)	(18.4)%
Revenue	1,378,109	1,474,970	(96,861)	(6.6)%
Billable costs	191,404	234,505	(43,101)	(18.4)%
Staff costs	735,998	762,332	(26,334)	(3.5)%
Administrative costs	114,118	115,724	(1,606)	(1.4)%
Unbillable and other costs, net	65,267	70,116	(4,849)	(6.9)%
Adjusted EBITDA	271,322	292,293	(20,971)	(7.2)%
Stock-based compensation	27,806	13,774	14,032	NM
Depreciation and amortization	80,864	74,492	6,372	8.6%
Deferred acquisition consideration	11,931	9,157	2,774	30.3%
Impairment and other losses	9,912	52,360	(42,448)	(81.1)%
Other items, net	19,225	4,345	14,880	NM
Operating Income	$ 121,584	$ 138,165	$(16,581)	(12.0)%

Revenue

Revenue for the year ended December 31, 2023 was $1,378.1 million compared to $1,475.0 million for the year ended December 31, 2022, a decrease of $96.9 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

		Net Revenue — Components of Change					Change	
	Year Ended December 31, 2022	Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change	Year Ended December 31, 2023	Organic	Total
			(dollars in thousands)					
Integrated Agencies Network	$1,240,465	$(2,266)	$6,677	$(58,172)	$(53,761)	$1,186,704	(4.7)%	(4.3)%
Component % change		(0.2)%	0.5%	(4.7)%	(4.3)%			

The decrease in organic net revenue was primarily attributable to the retail, financial, and communications sector due to the loss of clients, clients who withheld spending due to uncertain macroeconomic factors, turmoil from the collapse of regional banks, and the writer and actor strikes. The increase in net acquisitions (divestitures) was primarily driven by a $11.2 million increase in revenue from the acquisitions of LFL and Wolfgang, partially offset by a $10.1 million decrease in revenue from the divestiture of ConcentricLife.

Operating Income

Operating Income for the year ended December 31, 2023 was $121.6 million, compared to $138.2 million for the year ended December 31, 2022, representing a decrease of $16.6 million. The change in Operating Income was primarily attributable to a decrease in Revenue, Cost of services, and Impairment and other losses, and an increase in Office and general expenses, and Depreciation and amortization.

The decrease in Cost of services was primarily attributable to lower billable and unbillable costs, commensurate with lower revenue, and lower staff costs associated with cost savings initiatives, partially offset by an increase in stock-based compensation expense.

Stock-based compensation expense increased $14.0 million primarily attributable to new awards granted in 2023 and an increase in the fair value of certain profits interest awards.

The increase in Office and general expenses was primarily attributable to an increase in stock-based compensation expense, partially offset by a decrease in staff costs due to cost saving initiatives.

Depreciation and amortization expense increased $6.4 million, primarily attributable to the acceleration of amortization associated with the discontinuation of a certain trade name.

Impairment and other losses decreased $42.4 million primarily due to the impairment of goodwill, right-of-use lease assets and the related leasehold improvements in 2022.

Adjusted EBITDA decreased $21.0 million, primarily driven by a decrease in Operating Income, as discussed above.

Brand Performance Network

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Revenue	$768,776	$757,208	$ 11,568	1.5%
Operating Expenses				
Cost of services	469,203	439,814	29,389	6.7%
Office and general expenses	225,498	217,254	8,244	3.8%
Depreciation and amortization	34,343	33,674	669	2.0%
Impairment and other losses	1,483	50,778	(49,295)	(97.1)%
	$730,527	$741,520	$(10,993)	(1.5)%
Operating Income	$ 38,249	$ 15,688	$ 22,561	NM

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Net Revenue	$668,101	$667,882	$ 219	—%
Billable costs	100,675	89,326	11,349	12.7%
Revenue	768,776	757,208	11,568	1.5%
Billable costs	100,675	89,326	11,349	12.7%
Staff costs	419,651	408,968	10,683	2.6%
Administrative costs	95,837	94,867	970	1.0%
Unbillable and other costs, net	56,598	48,212	8,386	17.4%
Adjusted EBITDA	96,015	115,835	(19,820)	(17.1)%
Stock-based compensation	5,883	5,830	53	0.9%
Depreciation and amortization	34,343	33,674	669	2.0%
Deferred acquisition consideration	2,851	1,736	1,115	64.2%
Impairment and other losses	1,483	50,778	(49,295)	(97.1)%
Other items, net	13,206	8,129	5,077	62.5%
Operating Income	$ 38,249	$ 15,688	$ 22,561	NM

Revenue

Revenue for the year ended December 31, 2023 was $768.8 million, compared to $757.2 million for the year ended December 31, 2022, an increase of $11.6 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31, 2022	Net Revenue — Components of Change					Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change	Year Ended December 31, 2023	Organic	Total
		(dollars in thousands)						
Brand Performance Network	$667,882	$848	$13,377	$(14,005)	$220	$668,102	(2.1)%	—%
Component % change		0.1%	2.0%	(2.1)%	—%			

The decline in organic net revenue was primarily attributable to lower spending and client losses in the retail, consumer products, transportation and travel, and healthcare sectors. The increase in net acquisitions (divestitures) was primarily driven by a $12.5 million increase in revenue from the acquisitions of BNG and Huskies.

Operating Income

Operating Income for the year ended December 31, 2023 was $38.2 million, compared to $15.7 million for the year ended December 31, 2022, representing an increase of $22.6 million. The change in Operating Income was primarily attributable to an increase in Revenue, Costs of services, and Office and general expenses, and a decrease in Impairment and other losses.

The increase in Cost of services was primarily attributable to higher billable and unbillable costs, commensurate with the increase in revenues and an increase in staff costs due to the acquisition of BNG in 2022.

The increase in Office and general expenses was primarily attributable to an increase in staff costs primarily associated with an increased headcount and increased occupancy-related expenses, partially offset by a decrease in bad debt expense primarily attributable to recovered funds that were previously written off.

Occupancy-related expenses increased primarily due to nonrecurring credits in the first quarter of 2022 associated with a benefit connected to the consolidation of real estate in New York City.

Impairment and other losses decreased $49.3 million, primarily due to the impairment of goodwill in 2022.

Adjusted EBITDA decreased $19.8 million, primarily driven by an increase in expenses, partially offset by higher revenues as discussed above.

Communications Network

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
		(dollars in thousands)		
			$	%
Revenue	$333,707	$435,652	$(101,945)	(23.4)%
Operating Expenses				
Cost of services	218,448	274,057	(55,609)	(20.3)%
Office and general expenses	68,339	52,945	15,394	29.1%
Depreciation and amortization	11,016	10,948	68	0.6%
	$297,803	$337,950	$ (40,147)	(11.9)%
Operating Income	$ 35,904	$ 97,702	$ (61,798)	(63.3)%

	Year Ended December 31,			
	2023	2022	Change	
		(dollars in thousands)		
			$	%
Net Revenue	$245,261	$293,844	$ (48,583)	(16.5)%
Billable costs	88,446	141,808	(53,362)	(37.6)%
Revenue	333,707	435,652	(101,945)	(23.4)%
Billable costs	88,446	141,808	(53,362)	(37.6)%
Staff costs	159,165	172,598	(13,433)	(7.8)%
Administrative costs	33,664	33,787	(123)	(0.4)%
Unbillable and other costs, net	613	427	186	43.6%
Adjusted EBITDA	51,819	87,032	(35,213)	(40.5)%
Stock-based compensation	3,334	1,797	1,537	85.5%
Depreciation and amortization	11,016	10,948	68	0.6%
Deferred acquisition consideration	30	(24,298)	24,328	NM
Other items, net	1,535	883	652	73.8%
Operating Income	$ 35,904	$ 97,702	$ (61,798)	(63.3)%

Revenue

Revenue for the year ended December 31, 2023 was $333.7 million, compared to $435.7 million for the year ended December 31, 2022, a decrease of $101.9 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

		Net Revenue — Components of Change					Change	
	Year Ended December 31, 2022	Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change	Year Ended December 31, 2023	Organic	Total
			(dollars in thousands)					
Communications Network	$293,844	$(169)	$1,918	$(50,333)	$(48,584)	$245,260	(17.1)%	(16.5)%
Component % change		(0.1)%	0.7%	(17.1)%	(16.5)%			

The decline in organic net revenue was attributable to lower spending in public relations and related advocacy services as compared to higher spending in the prior year associated with the 2022 elections as well as decreased spending in the technology sector due to a reduction in budgets stemming from macroeconomic conditions. The increase in net acquisitions (divestitures) was driven by a $1.9 million increase in revenue from the acquisition of TMA.

Operating Income

Operating income for the year ended December 31, 2023 was $35.9 million compared to $97.7 million for the year ended December 31, 2022, representing a decrease of $61.8 million. The change in Operating Income was primarily attributable to a decrease in Revenue and Cost of services, and an increase in Office and general expenses.

The decrease in Cost of services was primarily attributable to lower billable costs, commensurate with lower revenue, and a decrease in staff costs associated with cost savings initiatives.

The increase in Office and general expenses was primarily attributable to an increase in deferred acquisition consideration, partially offset by a decrease in staff costs related to cost saving initiatives.

Deferred acquisition consideration increased $24.3 million, primarily attributable to a significant reduction in the fair value of the deferred acquisition consideration liability that occurred in the third quarter of 2022 associated with a certain Brand.

Adjusted EBITDA decreased $35.2 million, primarily driven by a decrease in Operating Income, partially offset by an increase in expenses added-back to EBITDA, primarily Deferred acquisition consideration as discussed above.

All Other

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Revenue	$ 46,585	$ 19,962	$ 26,623	NM
Operating Expenses				
Cost of services	32,484	10,006	22,478	NM
Office and general expenses	24,648	10,950	13,698	NM
Depreciation and amortization	8,390	5,234	3,156	60.3%
Impairment and other losses	—	19,041	(19,041)	(100.0)%
	$ 65,522	$ 45,231	$ 20,291	44.9%
Operating Loss	$(18,937)	$(25,269)	$ 6,332	(25.1)%

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Net Revenue	$ 46,585	$ 19,962	$ 26,623	NM
Revenue[1]	46,585	19,962	26,623	NM
Staff costs	37,416	13,963	23,453	NM
Administrative costs[1]	4,689	3,940	749	19.0%
Unbillable and other costs, net	15,087	2,990	12,097	NM
Adjusted EBITDA	(10,607)	(931)	(9,676)	NM
Stock-based compensation	518	41	477	NM
Depreciation and amortization	8,390	5,234	3,156	60.3%
Deferred acquisition consideration	(1,752)	—	(1,752)	(100.0)%
Impairment and other losses	—	19,041	(19,041)	(100.0)%
Other items, net	1,174	22	1,152	NM
Operating Loss	$(18,937)	$(25,269)	$ 6,332	(25.1)%

_____

(1) All Other Revenue and Administrative costs include approximately $6.0 million of eliminations of intercompany services.

Revenue

Revenue for the year ended December 31, 2023 was $46.6 million, compared to $20.0 million for the year ended December 31, 2022, an increase of $26.6 million.

Net Revenue

The components of the fluctuations in net revenue for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31, 2022	Net Revenue — Components of Change				Year Ended December 31, 2023	Change	
		Foreign Currency	Net Acquisitions (Divestitures)	Organic	Total Change		Organic	Total
		(dollars in thousands)						
All Other	$19,962	$(354)	$35,135	$(8,157)	$26,624	$46,586	(40.9)%	NM
Component % change		(1.8)%	NM	(40.9)%	NM			

The decline in organic net revenue was primarily attributable to budget cuts and client losses from clients in the communications industry ($2.0 million), with the remaining amount ($6.1 million) representing the elimination of intercompany revenue during the year ended December 31, 2023. The increase in net acquisitions (divestitures) was primarily driven by a $33.1 million increase in revenue from the acquisitions of Maru and Epicenter.

Operating Loss

Operating Loss for the year ended December 31, 2023 was $18.9 million compared to $25.3 million for the year ended December 31, 2022, representing a decrease of $6.3 million. The change in Operating Loss was primarily attributable to an increase in Revenue, Cost of services, Office and general expenses and Depreciation and amortization, partially offset by a decrease in Impairment and other losses.

The increase in Cost of services was primarily attributable to higher unbillable and staff costs, commensurate with higher revenue, and due to the acquisitions of Maru and Epicenter.

The increase in Office and general expenses was primarily attributable to an increase in staff costs primarily associated with the acquisitions of Maru and Epicenter.

The increase in Depreciation and amortization was primarily attributable to the recognition of intangible assets in connection with the acquisition of Maru.

Impairment and other losses decreased primarily due to the impairment of goodwill in 2022.

Adjusted EBITDA decreased $9.7 million, primarily driven by a decrease in Operating Loss, offset by a significant decrease in expenses added-back to EBITDA, primarily Impairment and other losses as discussed above.

Corporate

The components of operating results for the year ended December 31, 2023 compared to the year ended December 31, 2022 were as follows:

	Year Ended December 31,			
	2023	2022	Change	
	(dollars in thousands)			
			$	%
Staff costs	$ 36,938	$ 36,456	$ 482	1.3%
Administrative costs	11,472	6,655	4,817	72.4%
Adjusted EBITDA	(48,410)	(43,111)	(5,299)	12.3%
Stock-based compensation	19,638	11,710	7,928	67.7%
Depreciation and amortization	8,218	6,925	1,293	18.7%
Other items, net	10,007	5,312	4,695	88.4%
Operating Loss	$(86,273)	$(67,058)	$(19,215)	28.7%

Operating Loss for the year ended December 31, 2023 was $86.3 million compared to $67.1 million for the year ended December 31, 2022, representing an increase of $19.2 million.

Administrative costs increased by $4.8 million primarily attributable to computer software and licensing fees.

Stock-based compensation expense increased $7.9 million, primarily attributable to the modification of certain share-based payment awards and the granting of awards in 2023.

Other items, net increased $4.7 million, primarily attributable to professional fees incurred related to the Company's acquisitions.

Liquidity and Capital Resources:

The following table provides summary information about the Company's liquidity position:

	Year Ended December 31,	
	2023	2022
	(dollars in thousands)	
Net cash provided by operating activities	$ 81,007	$ 347,586
Net cash provided by (used in) investing activities	155,951	(116,275)
Net cash used in financing activities	(339,864)	(186,736)

The Company had cash and cash equivalents of $119.7 million and $220.6 million as of December 31, 2023 and December 31, 2022, respectively. The Company expects to maintain sufficient cash and/or available borrowings to fund operations for the next twelve months and subsequent periods. The Company has historically maintained and expanded its business using cash generated from operating activities, funds available under the Credit Agreement, and other initiatives, such as obtaining additional debt and equity financing. On May 4, 2023, as discussed in Note 11 of the Notes included herein, the Company amended the Credit Agreement to, among other things, increase the revolving commitments under the Credit Agreement by $140.0 million from $500.0 million to $640.0 million and permit restricted payments for share repurchases or redemptions from certain of its stockholders in an aggregate principal amount of up to $150.0 million. As of December 31, 2023, the Company had $59.0 million of borrowings outstanding and $16.2 million of outstanding and undrawn letters of credit resulting in $564.8 million under the Credit Agreement.

The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer.

The trade receivables transferred to the third parties were $393.9 million, $176.5 million, and $42.1 million for the years ended December 31, 2023, 2022, and 2021, respectively. The amount collected and due to the third parties under these arrangements was $1.8 million as of December 31, 2023 and $5.7 million as of December 31, 2022. No amounts were collected and due to third parties as of December 31, 2021. Fees for these arrangements were recorded in Office and general expenses in the Consolidated Statements of Operations and totaled $5.4 million, $1.8 million, and $0.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

On March 1, 2023, the Board authorized an extension and a $125.0 million increase in the size of our stock repurchase program (the "Repurchase Program") to an aggregate of $250.0 million, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program, as amended, will expire on March 1, 2026. During the year ended December 31, 2023, 9.9 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an aggregate value, excluding fees, of $59.5 million. These shares were repurchased at an average price of $6.00 per share. The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $138.6 million as of December 31, 2023. The Board will review the Repurchase Program periodically and may authorize adjustments of its terms. The Repurchase Program may be suspended, modified or discontinued at any time without prior notice.

On May 23, 2023, the Company repurchased 23.3 million shares of Class A Common Stock from certain entities affiliated with AlpInvest Partners B.V. at a price of $6.43 per share, for an aggregate total repurchase price of $150.0 million.

The Company's obligations extending beyond twelve months primarily consist of deferred acquisition consideration payments, purchases of noncontrolling interests, subsidiary awards, capital expenditures, scheduled lease obligation payments, and interest payments on borrowings under the Company's 5.625% Notes and Credit Agreement. The Company expects to make estimated cash payments in the future to satisfy obligations under our Tax Receivables Agreement with Stagwell Media LP and OpCo ("TRA") (see Note 17 of the Notes included herein for additional details). The amount and timing of payments are contingent on the Company achieving certain tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize as a result of (i) increases in the tax basis of OpCo's assets resulting from exchanges of Paired Units (each as defined in Note 15 of the Notes included herein) for shares of Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to the Company making payments under the TRA. Based on the current outlook, the Company believes future cash flows from operations, together with the Company's existing cash balance and availability of funds under the Credit Agreement, will be sufficient to meet the Company's anticipated cash needs for the next twelve months and subsequent periods. The Company's ability to make payments will depend on future performance, which is subject to general economic conditions, the competitive environment and other factors, including those described in this Form 10-K and in the Company's other SEC filings.

Cash Flows

Operating Activities

Cash flows provided by operating activities for the year ended December 31, 2023, were $81.0 million, primarily driven by earnings, partially offset by unfavorable working capital requirements, including the timing of media supplier payments.

Cash flows provided by operating activities for the year ended December 31, 2022, were $347.6 million, primarily driven by earnings and favorable working capital requirements.

Investing Activities

Cash flows provided by investing activities were $156.0 million for the year ended December 31, 2023, primarily driven by $229.5 million in proceeds from the sale of ConcentricLife, partially offset by $28.2 million in capitalized software spend, $14.2 million in capital expenditures, and $23.3 million for acquisitions, net of cash acquired.

Cash flows used in investing activities were $116.3 million for the year ended December 31, 2022, primarily driven by $12.8 million in capital capitalized software spend, $22.7 million in capital expenditures, and $74.2 million in acquisitions, net of cash acquired.

Financing Activities

During the year ended December 31, 2023, cash flows used in financing activities were $339.9 million, primarily driven by $41.0 million in net borrowings under the Credit Agreement, shares repurchased and cancelled of $223.8 million, payments of deferred consideration of $49.2 million, and distributions to noncontrolling interests of $25.0 million.

During the year ended December 31, 2022, cash flows used in financing activities were $186.7 million, primarily driven by $63.2 million of deferred acquisition consideration payments, $39.2 million of distributions to noncontrolling interests, $70.3 million in shares repurchased and cancelled.

Total Debt

Debt, net of debt issuance costs, as of December 31, 2023, was $1,145.8 million as compared to $1,184.7 million outstanding at December 31, 2022. See Note 11 to the Audited Consolidated Financial

Statements included herein for information regarding the Company's 5.625% Notes, and the Credit Agreement, which provides for a $640.0 million senior secured revolving credit facility maturing on August 3, 2026.

The Company is currently in compliance with all of the terms and conditions of the Credit Agreement, and management believes, based on its current financial projections, that the Company will be in compliance with its covenants over the next twelve months.

If the Company loses all or a substantial portion of its lines of credit under the Credit Agreement, or if the Company uses the maximum available amount under the agreement, it will be required to seek other sources of liquidity. If the Company were unable to find these sources of liquidity, for example through an equity offering or access to the capital markets, the Company's ability to fund its working capital needs and any contingent obligations with respect to acquisitions and redeemable noncontrolling interests would be adversely affected.

Pursuant to the Credit Agreement, the Company must maintain a Total Leverage Ratio (as defined in the Credit Agreement) below an established threshold. For the period ended December 31, 2023, the Company's calculation of this ratio, and the maximum permitted under the Credit Agreement, respectively, were calculated based on the trailing twelve months as follows:

	December 31, 2023
Total Leverage Ratio	3.10
Maximum per covenant	4.25

These ratios and measures are not based on GAAP and are not presented as alternative measures of operating performance or liquidity. Some of these ratios and measures include, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the Credit Agreement. They are presented here to demonstrate compliance with the covenants in the Credit Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.

Material Cash Requirements

The Company's Brands enter into contractual commitments with media providers and agreements with production companies on behalf of its clients at levels that exceed the revenue from services. Some of our Brands purchase media for clients and act as an agent for a disclosed principal. These commitments are included in Accounts payable and Accrued media when the media services are delivered by the media providers. Stagwell takes precautions against default on payment for these services including the procurement of credit insurance and has historically had a very low incidence of default. Stagwell is still exposed to the risk of significant uncollectible receivables from our clients. The risk of a material loss could significantly increase in periods of severe economic downturn.

The following table summarizes current and long-term requirements as of December 31, 2023. Management anticipates that the obligations outstanding at December 31, 2023 will be repaid with new financing, equity offerings, asset sales and/or cash flow from operations:

		Payments Due by Period			
Material Cash Requirements	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
			(dollars in thousands)		
Indebtedness[1]	$1,100,000	$ —	$ —	$ —	$1,100,000
Operating lease obligations	417,463	78,733	125,614	101,014	112,102
Interest on debt	371,250	61,875	123,750	123,750	61,875
Deferred acquisition consideration[2]	71,787	48,375	21,757	1,167	488
Total	$1,960,500	$188,983	$271,121	$225,931	$1,274,465

(1) Includes the principal amount of the 5.625% Notes which are due in 2029 and does not include borrowings under the Credit Agreement.

(2) Does not include amounts expected to be paid in shares of Class A Common Stock. As of December 31, 2023, $29.3 million of the deferred acquisition consideration is expected to be settled in shares of Class A Common Stock.

Deferred acquisition consideration on the balance sheet consists of deferred obligations related to contingent and fixed purchase price payments. See Note 9 of the Notes included herein for additional information regarding contingent deferred acquisition consideration.

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the incremental purchase may be required of the Company, the amounts are recorded as redeemable noncontrolling interests in mezzanine equity. See Note 13 of the Notes included herein for additional information regarding noncontrolling interests and redeemable noncontrolling interests.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee the right, but not the obligation, to sell its interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution.

The Company intends to finance the cash portion of these contingent payment obligations using available cash from operations, borrowings under the Credit Agreement (or any refinancings thereof), and, if necessary, through the incurrence of additional debt and/or issuance of additional equity. The ultimate amount payable in the future relating to these transactions will vary because it is dependent on the future results of operations of the subject businesses and the timing of when these rights are exercised.

Critical Accounting Estimates

Stagwell has prepared the Audited Consolidated Financial Statements in accordance with GAAP and pursuant to the rules and regulations of the SEC for reporting financial information on Form 10-K. Preparation of the Audited Consolidated Financial Statements and related disclosures requires us to make judgments, assumptions and estimates that affect the amounts reported and disclosed in the accompanying financial statements and footnotes. Our significant accounting policies are discussed in Note 2 of the Notes included herein. Our critical accounting estimates are those that are considered by management to require significant judgment, use of estimates and that could have a significant impact on our financial statements. An understanding of our critical accounting estimates is necessary to analyze our financial results.

Our critical accounting estimates include our accounting for revenue recognition, business combinations, deferred acquisition consideration, goodwill and intangible assets, and income taxes. The financial statements are evaluated on an ongoing basis and estimates are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. Actual results can differ from those estimates, and it is possible that the differences could be material.

Revenue Recognition. The Company's revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for further information.

Business Combinations. Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible asset value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, trademarks, developed technology and other intangible assets.

Deferred Acquisition Consideration.   Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the balance sheet. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, including revenue and EBITDA growth, net liquid assets and working capital, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in the Consolidated Statements of Operations.

Goodwill.   Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination which is not subject to amortization is tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and appropriate discount rates based on a reporting unit's weighted average cost of capital ("WACC") as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

At each reporting period, the Company assesses whether it is more likely than not that the carrying amount of its reporting units exceed their fair value. As of October 1, 2023 (the annual impairment test date), the Company performed this assessment and determined that all reporting units (11) did not have an impairment. The Company utilized a long-term average growth rate ranging from 1% to 4% and a WACC ranging from 11.50% to 20.00%.

The Company believes the estimates and assumptions used in the calculations are reasonable. However, if there were an adverse change in the facts and circumstances, then an impairment charge may be necessary in the future. As a result, to the extent that, among other factors, (i) there is underperformance in one or more reporting units, or (ii) disruptions in the macroeconomic environment, the fair value of one or more of these reporting units could fall below their carrying value, resulting in a goodwill impairment charge. The Company monitors its reporting units to determine if there is an indicator of potential impairment.

Based on the annual assessment performed, a certain reporting unit, with goodwill of $31.0 million as of December 31, 2023, did not have a substantial fair value in excess of its carrying value. This reporting unit included certain recent acquisitions of the Company and, accordingly, has a higher risk of impairment in future periods.

Income Taxes. We account for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

New Accounting Pronouncements

See Note 2 of the Company's Audited Consolidated Financial Statements included in this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, the Company is exposed to market risk related to interest rates, foreign currencies and impairment risk.

Debt Instruments: At December 31, 2023, the Company's debt obligations consisted of amounts outstanding under its Credit Agreement and the 5.625% Notes. The 5.625% Notes bear a fixed 5.625% interest rate. The Credit Agreement bears interest at variable rates based upon SOFR, EURIBOR, and SONIA depending on the duration of the borrowing product. The Company's ability to obtain the required bank syndication commitments depends in part on conditions in the bank market at the time of syndication.

On April 28, 2022, the Company amended its Credit Agreement. This amendment replaced references to LIBOR with references to SOFR. With regard to our variable rate debt, a 10% increase or decrease in interest rates would change our annual interest expense by $2.5 million.

Foreign Exchange: While the Company primarily conducts business in markets that use the U.S. dollar, the Canadian dollar, the Euro and the British Pound, its non-U.S. operations transact business in numerous different currencies. The Company's results of operations are subject to risk from the translation to the U.S. dollar of the revenue and expenses of its non-U.S. operations. The effects of currency exchange rate fluctuations on the translation of the Company's results of operations are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 of the Company's Audited Consolidated Financial Statements included in the 2023 Form 10-K. For the most part, revenues and expenses incurred related to the non-U.S. operations are denominated in their functional currency. This reduces the impact that fluctuations in exchange rates will have on profit margins. Translation of intercompany debt, which is not intended to be repaid, is included in cumulative translation adjustments. Translation of current intercompany balances are included in net income (loss). From time to time, the Company may enter into foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

Impairment Risk: For the year ended December 31, 2023, the Company recorded an impairment charge of $11.4 million to reduce the carrying value of four of its right-of-use lease assets and related leasehold improvements and a long-lived asset, specifically a trade name. See the Significant Accounting Policies section in the "Notes to Audited Consolidated Financial Statements" of the Company's 2023 Form 10-K for information related to impairment testing for Goodwill, Right-of-use lease assets and long-lived assets and the risk of potential impairment charges in future periods. See the Critical Accounting Estimates section in "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information related to the risk of potential impairment charges in future periods.

Item 8. Financial Statements and Supplementary Data

STAGWELL INC.
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Stagwell Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Stagwell Inc. and subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the year ended December 31, 2023, including the related notes and schedule of valuation and qualifying accounts for the year ended December 31, 2023 appearing under Item 15(a) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date as the Company (i) lacked a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training; (ii) did not design and maintain an effective risk assessment process at a precise enough level; (iii) did not design and maintain effective controls over information and communication; (iv) did not design and maintain effective monitoring controls; and (v) did not design and maintain effective control activities that address relevant risks across all business processes covering all significant accounts, including controls over the review of journal entries, account reconciliations and segregation of duties in the finance and accounting functions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments — Brand Performance Network Reporting Unit and Certain Reporting Units in the Integrated Agencies Network, Communications Network, and All Other Segments

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $1,499 million as of December 31, 2023, and the goodwill associated with the Brand Performance Network Reporting Unit, Integrated Agencies Network segment, Communications Network segment, and All Other segment was $442 million, $881 million, $137 million, and $39 million, respectively. Management tests goodwill for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, management performs a quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. Management generally uses a combination of the income approach, which incorporates the use of the discounted cash flow method, and the market approach, which incorporates the use of earnings multiples based on market data and comparable companies, and applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and discount rates based on a reporting unit's weighted average cost of capital.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments for the Brand Performance Network reporting unit and certain reporting units in the Integrated Agencies Network, Communications Network, and All Other segments (collectively the "aforementioned reporting units") is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the aforementioned reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, EBITDA margin, long-term growth rates, discount rates, comparable companies, and earnings multiples for the aforementioned reporting units; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, material weaknesses were identified that impacted this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating and determining the nature and extent of audit procedures performed and evidence obtained that are responsive to the material weaknesses identified; (ii) testing management's process for developing the fair value estimate of the aforementioned reporting units; (iii) evaluating the appropriateness of the income and market approaches used by management; (iv) testing the completeness and accuracy of underlying data used in the income and market approaches; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, EBITDA margin, long-term growth rates, discount rates, comparable companies, and earnings multiples. Evaluating management's assumptions related to revenue growth rates, EBITDA margin, and long-term growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the aforementioned reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income and market approaches; (ii) the weighting of the approaches; and (iii) the reasonableness of the long-term growth rates, discount rates, comparable companies, and earnings multiples assumptions for each of the reporting units.

/s/PricewaterhouseCoopers LLP
New York, NY
March 11, 2024

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stagwell, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stagwell, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, NY

March 6, 2023 (March 11, 2024 as to the effects of the restatement discussed in Note 21)

We began serving as the Company's auditor in 2020. In 2023 we became the predecessor auditor.

CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share amounts)

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue	$2,527,177	$2,687,792	$1,469,363
Operating Expenses			
Cost of services	1,621,174	1,673,576	906,856
Office and general expenses	661,250	601,536	424,038
Depreciation and amortization	142,831	131,273	77,503
Impairment and other losses	11,395	122,179	16,240
	2,436,650	2,528,564	1,424,637
Operating Income	90,527	159,228	44,726
Other income (expenses):			
Interest expense, net	(90,644)	(76,062)	(31,894)
Foreign exchange, net	(2,960)	(2,606)	(3,332)
Gain on sale of business	94,505	—	43,038
Other, net	(359)	(4,975)	7,020
	542	(83,643)	14,832
Income before income taxes and equity in earnings of non-consolidated affiliates	91,069	75,585	59,558
Income tax expense	40,557	25,462	23,398
Income before equity in earnings of non-consolidated affiliates	50,512	50,123	36,160
Equity in (loss) of non-consolidated affiliates	(8,870)	(79)	(240)
Net income	41,642	50,044	35,920
Net (income) loss attributable to noncontrolling and redeemable noncontrolling interests	(41,508)	(30,125)	(14,884)
Net income attributable to Stagwell Inc. common shareholders	$ 134	$ 19,919	$ 21,036
Earnings (Loss) Per Common Share:			
Basic	$ —	$ 0.16	$ (0.04)
Diluted	$ —	$ 0.12	$ (0.04)
Weighted Average Number of Common Shares Outstanding:			
Basic	117,259	124,262	90,426
Diluted	122,170	296,596	90,426

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
COMPREHENSIVE INCOME (LOSS)			
Net income	$ 41,642	$ 50,044	$ 35,920
Other comprehensive (loss) – Foreign currency translation adjustment	7,996	(37,773)	(6,000)
Other comprehensive income – Benefit plan adjustment	338	4,088	722
Other comprehensive (loss)	8,334	(33,685)	(5,278)
Comprehensive income for the period	49,976	16,359	30,642
Comprehensive (income) loss attributable to the noncontrolling and redeemable noncontrolling interests	(47,431)	(6,640)	(14,884)
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	$ 2,545	$ 9,719	$ 15,758

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(amounts in thousands)

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets		
Cash and cash equivalents	$ 119,737	$ 220,589
Accounts receivable, net	697,178	645,846
Expenditures billable to clients	114,097	93,077
Other current assets	94,054	74,011
Total Current Assets	1,025,066	1,033,523
Fixed assets, net	77,825	98,878
Right-of-use lease assets – operating leases	254,278	273,567
Goodwill	1,498,815	1,566,956
Other intangible assets, net	818,220	907,529
Other assets	92,843	116,138
Total Assets	$3,767,047	$3,996,591
LIABILITIES, RNCI, AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 414,980	$ 357,253
Accrued media	291,777	240,506
Accruals and other liabilities	233,046	268,871
Advance billings	301,674	337,034
Current portion of lease liabilities – operating leases	65,899	76,349
Current portion of deferred acquisition consideration	66,953	90,183
Total Current Liabilities	1,374,329	1,370,196
Long-term debt	1,145,828	1,184,707
Long-term portion of deferred acquisition consideration	34,105	71,140
Long-term lease liabilities – operating leases	281,307	294,049
Deferred tax liabilities, net	40,509	40,879
Other liabilities	54,905	67,695
Total Liabilities	2,930,983	3,028,666
Redeemable Noncontrolling Interests	10,792	39,111
Commitments, Contingencies and Guarantees (Note 14)		
Shareholders' Equity		
Common shares – Class A & B	118	132
Common shares – Class C	2	2
Paid-in capital	348,494	491,899
Retained earnings	21,148	22,095
Accumulated other comprehensive loss	(13,067)	(15,478)
Stagwell Inc. Shareholders' Equity	356,695	498,650
Noncontrolling interests	468,577	430,164
Total Shareholders' Equity	825,272	928,814
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders' Equity	$3,767,047	$3,996,591

See Notes to the Audited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 41,642	$ 50,044	$ 35,920
Adjustments to reconcile net income to cash provided by operating activities:			
Stock-based compensation	57,179	33,152	75,032
Depreciation and amortization	142,831	131,273	77,503
Amortization of right-of-use lease assets and lease liability interest	76,653	77,368	58,982
Impairment and other losses	11,395	122,179	16,240
Deferred income taxes	19,443	(18,241)	(3,818)
Adjustment to deferred acquisition consideration	13,060	(13,405)	18,721
Gain on sale of business	(94,505)	—	(43,440)
Other, net	8,313	(22)	568
Changes in working capital:			
Accounts receivable	(58,704)	37,780	(30,784)
Expenditures billable to clients	(21,477)	(32,366)	(35,371)
Other assets	1,153	(1,388)	3,997
Accounts payable	52,837	108,028	(51,978)
Accrued expenses and other liabilities	(24,647)	(22,436)	61,974
Advance billings	(41,137)	(27,062)	76,021
Current portion of lease liabilities – operating leases	(87,629)	(86,525)	(53,360)
Deferred acquisition related payments	(15,400)	(10,793)	(5,351)
Net cash provided by operating activities	81,007	347,586	200,856
Cash flows from investing activities:			
Capital expenditures	(14,238)	(22,663)	(8,797)
Acquisitions, net of cash acquired	(23,339)	(74,234)	150,346
Capitalized software	(28,175)	(12,774)	(13,829)
Proceeds from sale of business, net	229,484	—	37,232
Other	(7,781)	(6,604)	(1,000)
Net cash provided by (used in) investing activities	155,951	(116,275)	163,952
Cash flows from financing activities:			
Repayment of borrowings under revolving credit facility	1,945,500	(1,266,000)	(719,088)
Proceeds from borrowings under revolving credit facility	(1,986,500)	1,255,500	516,669
Shares repurchased and cancelled	(223,835)	(70,269)	(841)
Distributions to noncontrolling interests	(24,964)	(39,197)	—
Payment of deferred consideration	(49,221)	(63,170)	—
Purchase of noncontrolling interest	—	(3,600)	(37,500)
Proceeds from issuance of the 5.625% Notes	—	—	1,100,000
Debt issuance costs	(844)	—	(15,053)
Distributions	—	—	(233,203)
Repurchase of 7.50% Senior Notes	—	—	(884,398)
Net cash used in financing activities	(339,864)	(186,736)	(273,414)

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(amounts in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Effect of exchange rate changes on cash and cash equivalents	2,054	(7,995)	158
Net increase (decrease) in cash and cash equivalents	(100,852)	36,580	91,552
Cash and cash equivalents at beginning of period	220,589	184,009	92,457
Cash and cash equivalents at end of period	$ 119,737	$220,589	$184,009
Supplemental Cash Flow Information:			
Cash income taxes paid	$ 45,538	$ 41,235	$ 58,578
Cash interest paid	87,068	70,935	23,528
Non-cash investing and financing activities:			
Acquisitions of business	8,332	1,178	425,752
Acquisitions of noncontrolling interest	22,172	1,000	170,266
Issuance of redeemable noncontrolling interest	—	—	27,820
Establishment of a deferred tax asset related to the exchange	—	30,556	—
Establishment of Tax Receivables Agreement liability	—	26,610	—
Conversion of Class C to Class A shares	—	47,930	—
Finalization of Stagwell Inc's tax basis in Stagwell Global, LLC	—	119,470	—
Non-cash contributions	—	—	12,372
Non-cash distributions to Stagwell Media LP	—	—	13,000
Non-cash payment of deferred acquisition consideration	32,820	989	7,080
Conversion of preferred shares	—	—	209,947

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(amounts in thousands)

STGMDC1201

	Year Ended December 31, 2023									
	Common Shares — Class A & B		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2022	**131,724**	**$132**	**160,909**	**$ 2**	**$ 491,899**	**$22,095**	**$(15,478)**	**$ 498,650**	**$430,164**	**$ 928,814**
Net income	—	—	—	—	—	134	—	134	41,508	41,642
Other comprehensive income	—	—	—	—	—	—	2,411	2,411	5,923	8,334
Total other comprehensive income	—	—	—	—	—	134	2,411	2,545	47,431	49,976
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(19,164)	(19,164)
Purchases of noncontrolling interest	—	—	—	—	3,257	—	—	3,257	—	3,257
Changes in redemption value of RNCI	—	—	—	—	—	(442)	—	(442)	—	(442)
Restricted awards granted or vested	5,548	6	—	—	462	—	—	468	—	468
Shares repurchased and cancelled	(35,527)	(36)	—	—	(225,469)	—	—	(225,505)	—	(225,505)
Restricted shares forfeited	(67)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	49,674	—	—	49,674	—	49,674
Change in ownership held by Class C holders	—	—	—	—	(10,858)	—	—	(10,858)	10,858	—
Shares issued, acquisitions	7,530	8	—	—	41,152	—	—	41,160	—	41,160
Conversion of Class C to Class A shares	9,260	9	(9,260)	—	(9)	—	—	—	—	—
Other[(1)]	1	(1)	—	—	(1,614)	(639)		(2,254)	(712)	(2,966)
Balance at December 31, 2023	**118,469**	**$118**	**151,649**	**$ 2**	**$ 348,494**	**$21,148**	**$(13,067)**	**$ 356,695**	**$468,577**	**$ 825,272**

(1) The Other line within Paid-in Capital includes $1.6 million resulting from the modification of certain stock-appreciation rights from equity to cash settled that were subsequently exercised in equity.

	Year Ended December 31, 2022									
	Common Shares — Class A & B		Common Shares — Class C							
	Shares	Amount	Shares	Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
Balance at December 31, 2021	**118,252**	**$118**	**179,970**	**$ 2**	**$382,893**	**$ (6,982)**	**$ (5,278)**	**$370,753**	**$508,287**	**$879,040**
Net income	—	—	—	—	—	19,919	—	19,919	30,125	50,044
Other comprehensive loss	—	—	—	—	—	—	(10,200)	(10,200)	(23,485)	(33,685)
Total other comprehensive income (loss)	—	—	—	—	—	19,919	(10,200)	9,719	6,640	16,359
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(29,957)	(29,957)
Purchases of noncontrolling interests	—	—	—	—	(1,000)	—	—	(1,000)	(3,600)	(4,600)
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	—	2,667	2,667
Changes in redemption value of RNCI	—	—	—	—		8,711	—	8,711	—	8,711
Restricted awards granted or vested	3,940	4	—	—	(4)	—	—	—	—	—
Shares repurchased and cancelled	(9,725)	(10)	—	—	(70,269)	—	—	(70,279)	—	(70,279)
Restricted shares forfeited	(221)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	34,974	—	—	34,974	—	34,974
Shares issued, acquisitions	175	—	—	—	1,178	—	—	1,178	—	1,178
Conversion of Class C to Class A shares	19,061	19	(19,061)	—	47,911	—	—	47,930	(47,930)	—
Finalization of Stagwell Inc's tax basis in Stagwell Global, LLC	—	—	—	—	119,470	—	—	119,470	—	119,470
Finalization of MDC acquisition accounting and associated impact on Stagwell Inc.	—	—	—	—	(16,294)	—	—	(16,294)	2,301	(13,993)
Other	242	1	—	—	(6,960)	447	—	(6,512)	(8,244)	(14,756)
Balance at December 31, 2022	**131,724**	**$132**	**160,909**	**$ 2**	**$491,899**	**$22,095**	**$(15,478)**	**$498,650**	**$430,164**	**$928,814**

See Notes to the Audited Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (continued)
(amounts in thousands)

Year Ended December 31, 2021

	Members' capital	Convertible Preference Shares		Common Shares — Class A & B		Common Shares — Class C		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Stagwell Inc. Shareholders' Equity	Noncontrolling Interests	Shareholders' Equity
		Shares	Amount	Shares	Amount	Shares	Amount						
Balance at December 31, 2020	$ 358,756	—	$ —	—	$ —	—	$ —	$ —	$ —	$ —	$ 358,756	$ 39,787	$ 398,543
Net income prior to reorganization	24,742	—	—	—	—	—	—	—	—	—	24,742	14,884	39,626
Other comprehensive loss	(375)	—	—	—	—	—	—	—	—	—	(375)	—	(375)
Total other comprehensive income	24,367	—	—	—	—	—	—	—	—	—	24,367	14,884	39,251
Contributions	250	—	—	—	—	—	—	—	—	—	250	—	250
Distributions, net	(204,929)	—	—	—	—	—	—	—	—	—	(204,929)	—	(204,929)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(11,936)	(11,936)
Changes in redemption value of RNCI	(72)	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Other	—	—	—	—	—	—	—	—	—	—	—	(300)	(300)
Effect of reorganization	(178,372)	123,849	209,980	78,794	77	179,970	2	110,555	—	—	142,242	636,416	778,658
Reclass NCI to liability	—	—	—	—	—	—	—	—	—	—	—	(8,475)	(8,475)
Impact of PPA adjustment to noncontrolling interests	—	—	—	—	1	—	—	8,845	—	—	8,846	(1,549)	7,297
Net income (loss) attributable to Stagwell Inc.	—	—	—	—	—	—	—	—	(3,706)	—	(3,706)	12,602	8,896
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(5,278)	(5,278)	—	(5,278)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(16,338)	(16,338)
Changes in redemption value of RNCI	—	—	—	—	—	—	—	—	(3,834)	—	(3,834)	—	(3,834)
Restricted awards granted or vested	—	—	—	1,962	2	—	—	(2)	—	—	—	—	—
Shares acquired and cancelled	—	—	—	(14)	—	—	—	(841)	—	—	(841)	—	(841)
Stock-based compensation	—	—	—	—	—	—	—	70,427	—	—	70,427	—	70,427
Reclass noncontrolling interests to RNCI	—	—	—	—	—	—	—	(25,236)	—	—	(25,236)	(2,719)	(27,955)
Purchases of noncontrolling interests	—	—	—	4,476	5	—	—	(14,138)	—	—	(14,133)	(143,134)	(157,267)
Tax impact on step up transactions	—	—	—	—	—	—	—	23,108	—	—	23,108	—	23,108
Conversion of shares	—	(123,849)	(209,980)	33,035	33	—	—	209,947	—	—	—	—	—
Other	—	—	—	—	—	—	—	228	558	—	786	(10,951)	(10,165)
Balance at December 31, 2021	$ —	—	$ —	118,252	$118	179,970	$ 2	$382,893	$(6,982)	$(5,278)	$ 370,753	$ 508,287	$ 879,040

See Notes to the Audited Consolidated Financial Statements.

STAGWELL INC. AND SUBSIDIARIES

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Stagwell Inc. (the "Company," "we," or "Stagwell"), incorporated under the laws of Delaware, conducts its business through its networks and its portfolio of marketing services firms ("Brands"), which provide marketing and business solutions that realize the potential of combining data and creativity. Stagwell's strategy is to build, grow and acquire market-leading businesses that deliver the modern suite of services that marketers need to thrive in a rapidly evolving business environment.

The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell and its subsidiaries. Stagwell has prepared the Audited Consolidated Financial Statements included herein in accordance with accounting principles generally accepted in the United States ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for reporting financial information on this Annual Report on Form 10-K (this "Form 10-K"). The preparation of financial statements in conformity with GAAP requires us to make judgments, assumptions and estimates about current and future results of operations and cash flows that affect the amounts reported and disclosed. Actual results could differ from these estimates and assumptions.

On December 21, 2020, MDC Partners Inc. ("MDC") and Stagwell Media LP ("Stagwell Media") announced that they had entered into the Transaction Agreement, providing for the combination of MDC with the operating businesses and subsidiaries of Stagwell Media (the "Stagwell Subject Entities"). The Stagwell Subject Entities comprised Stagwell Marketing and its direct and indirect subsidiaries.

On August 2, 2021, we completed the combination of MDC and the operating businesses and subsidiaries of Stagwell Media and a series of related transactions (such combination and transactions, the "Transactions"). The Transactions were treated as a reverse acquisition for financial reporting purposes, with MDC treated as the legal acquirer and Stagwell Marketing treated as the accounting acquirer. The results of MDC are included within the Consolidated Statements of Operations for the period beginning on the date of the acquisition through the end of the respective period presented and the results of SMG are included for the entire period presented. See Note 4 of the Notes included herein for information in connection with the acquisition of MDC.

Revision of Previously Issued Consolidated Financial Statements

In connection with the preparation of the consolidated financial statements during 2023, the Company identified the following errors in the areas of income taxes, noncontrolling interests, and accumulated other comprehensive loss related to its previously filed 2022 annual consolidated financial statements.

- In the first quarter of 2023, we identified an error related to foreign currency gains and losses not being allocated from Accumulated other comprehensive loss to noncontrolling interest shareholders. Noncontrolling interests and Accumulated other comprehensive loss was overstated by approximately $23.5 million. There was no impact to Total Shareholders' Equity as of December 31, 2022. Also, we identified a $2.1 million understatement of income tax expense, and overstatement to income tax payable (Accruals and Other Liabilities) and deferred tax asset (Other Current Assets) of $2.4 million and $4.5 million, respectively, relating to an error in the calculation of valuation allowances. These errors were originally corrected within the first quarter of 2023 as management determined the errors were not material to the quarterly financial statements as of and for the three months ended March 31, 2023.

- In the second quarter of 2023, we identified an error related to an understatement of income tax expense and income tax payable (Accruals and Other Liabilities) by $5.3 million due to incorrect applications of tax payments. The Company also identified a misclassification of $12.9 million as a result of improper netting of income tax receivables (Other Current Assets) and payables (Accruals and Other Liabilities). This error resulted in an incremental $7.3 million misclassification of income tax receivables and payables as of March 31, 2023, which was originally corrected within the second quarter of 2023 as management determined the errors were not material to the quarterly financial statements as of and for the three and six months ended June 30, 2023.

- In the fourth quarter of 2023, we identified an incremental $10.4 million understatement of tax expense as well as balance sheet misclassification between income tax accounts included within Other Current Assets, Other Assets, Accruals and Other Liabilities, and Deferred Tax Liabilities. These errors were related to the incorrect applications of tax payments, and the incorrect calculation of deferred tax balances for items mainly associated with interest expense, intangible assets, fixed assets, state tax, basis adjustment for partnership, and the related valuation allowance. We also identified an error in our tax receivable agreement (TRA) liability calculation which resulted in a $2.1 million overstatement of other expenses and of Other Liabilities.

The Company evaluated the impact of all errors identified throughout 2023 individually and in the aggregate and concluded they are not material to its previously issued 2022 annual consolidated financial statements. As a result, the Company has revised its 2022 consolidated financial statements to reflect the effects of these adjustments, which were originally recorded out-of-period in the 2023 interim financial statements. See Note 21 of the Notes included herein for additional information. The 2022 balances presented within the 2023 Form 10-K reflect the effects of the corrections.

The Company will effect the revision of the 2023 interim consolidated financial statements the next time such financial statements are presented. See Note 22 of the Notes included herein for additional information regarding the unaudited quarterly financial information. The 2022 interim consolidated financial statements previously issued through September 30, 2022 were not affected by these errors.

Recent Developments

On January 2, 2024, the Company acquired 100% of the interests in Team Epiphany, LLC., for $15.8 million of which $10.8 million was paid in cash and 798,000 shares of Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $17.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

On March 1, 2024, the Company acquired 100% of the interests in Sidekick Live Limited., for £4.5 million of which £3.6 million (approximately $4.6 million) was paid in cash and 195,000 shares of Class A Common Stock, par value $0.001 per share, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of £8.0 million (approximately $10.2 million), subject to continued employment requirements and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion.

2. Significant Accounting Policies

The Company's significant accounting policies are summarized as follows:

Principles of Consolidation.   The accompanying Audited Consolidated Financial Statements include the accounts of Stagwell Inc. and its domestic and international controlled subsidiaries that are not considered variable interest entities, and variable interest entities for which the Company is the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates.   The preparation of the Audited Consolidated Financial Statements in conformity with GAAP requires management to make judgments, estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including goodwill, intangible assets, contingent deferred acquisition consideration, redeemable noncontrolling interests, deferred tax assets, right-of-use lease assets and the amounts of revenue and expenses reported during the period. These estimates are evaluated on an ongoing basis and are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances. These estimates require the use of assumptions about future performance, which are uncertain at the time of estimation. As of December 31, 2023, the effects of global macroeconomic and geopolitical uncertainty on the Company's business, results of operations and financial condition continue to evolve. As a result, many of the Company's estimates and assumptions continue to require increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company's estimates may change materially in the future.

Fair Value.   The Company applies the fair value measurement guidance for financial assets and liabilities that are required to be measured at fair value and for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis, including goodwill, right-of-use lease assets and other identifiable intangible assets. See Note 18 of the Notes included herein for additional information regarding fair value measurements.

Concentration of Credit Risk.   Credit is granted to qualified clients in the ordinary course of business. Due to the diversified nature of the Company's client base, the Company does not believe that it is exposed to a concentration of credit risk. No sales to an individual client accounted for more than 4% of revenue for the years ended December 31, 2023 and 2022.

Cash and Cash Equivalents.   The Company's cash equivalents may comprise investments in overnight interest-bearing deposits, money market instruments and other short-term investments with original maturity dates of three months or less at the time of purchase. The Company has a concentration of credit risk in that there are cash deposits in excess of federally insured amounts and international cash balances that may not qualify for foreign government insurance programs. To date, the Company has not experienced any losses on cash and cash equivalents.

Allowance for Doubtful Accounts.   Trade receivables are stated at invoiced amounts less allowances for doubtful accounts. The allowances represent expected losses using a current expected credit loss model. The Allowance for doubtful accounts is based on expected future uncollectible accounts receivable and is estimated considering forecasts of future economic conditions in addition to information about past events and current conditions. Allowance for doubtful accounts was $7.1 million and $10.4 million at December 31, 2023 and December 31, 2022, respectively.

Transfer of Accounts Receivable.   The Company transfers certain of its trade receivable assets to third parties under certain agreements. Per the terms of these agreements, the Company surrenders control over its trade receivables upon transfer. Accordingly, the Company accounts for the transfers as sales of trade receivables by recognizing an increase to cash and a decrease to accounts receivable when the receivables are transferred, with the proceeds being included in cash flows from operating activities in the Consolidated Statements of Cash Flows.

The trade receivables transferred to the third parties were $393.9 million, $176.5 million and $42.1 million, during the years ended December 31, 2023, 2022, and 2021, respectively. The amount collected and due to the third parties under these arrangements was $1.8 million as of December 31, 2023 and $5.7 million as of December 31, 2022. No amounts were collected and due to third parties as of December 31, 2021. Fees for these arrangements were recorded in Office and general expenses in the Consolidated Statements of Operations and totaled $5.4 million, $1.8 million, and $0.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Expenditures Billable to Clients.   Expenditures billable to clients consist principally of outside vendor costs incurred on behalf of clients when providing services that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of the period.

Fixed Assets.   Fixed assets are stated at cost, net of accumulated depreciation. Computers and furniture and fixtures are depreciated on a straight-line basis over periods of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset. Repairs and maintenance costs are expensed as incurred.

Leases.   The Company recognizes on the Consolidated Balance Sheets, at the time of lease commencement, a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. All right-of-use lease assets are reviewed for impairment. See Note 10 of the Notes included herein for further information on leases.

Impairment of Long-lived Assets.   A long-lived asset or asset group is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such events occur, the Company compares the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group to the carrying amount of such asset or asset group. If this comparison indicates that there is an impairment, the amount of the impairment is typically calculated using discounted expected future cash flows where observable fair values are not readily determinable. The discount rate applied to these cash flows is based on the Company's weighted average cost of capital ("WACC"), risk adjusted where appropriate, or other appropriate discount rate.

Goodwill.   Goodwill (the excess of the acquisition cost over the fair value of the net assets acquired) acquired as a result of a business combination is not amortized but rather tested for impairment, at the reporting unit level, annually as of October 1st of each year, or more frequently if indicators of potential impairment exist.

For the annual impairment test, the Company has the option of assessing qualitative factors to determine whether it is more likely than not that the carrying amount of a reporting unit exceeds its fair value or performing a quantitative goodwill impairment test. Qualitative factors considered in the assessment include industry and market considerations, the competitive environment, overall financial performance, changing cost factors such as labor costs, and other factors specific to each reporting unit such as change in management or key personnel.

If the Company elects to perform the qualitative assessment and concludes that it is more likely than not that the fair value of the reporting unit is more than its carrying amount, then goodwill is not considered impaired and the quantitative impairment test is not necessary. For reporting units for which the qualitative assessment concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the Company will perform the quantitative impairment test, which compares the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that reporting unit, goodwill is not considered impaired. However, if the fair value of the reporting unit is lower than the carrying amount of the net assets assigned to the reporting unit, an impairment charge is recognized equal to the excess of the carrying amount over the fair value.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The Company generally uses a combination of the income approach, which incorporates the use of the discounted cash flow ("DCF") method, and the market approach, which incorporates the use of earnings multiples based on market data and comparable companies. The Company applies an equal weighting to the income and market approaches for the impairment test. The income approach and the market approach both require the exercise of significant judgment, including judgment about the amount and timing of expected future cash flows, assumed terminal value and appropriate discount rates.

The DCF estimates incorporate expected cash flows that represent a spectrum of the amount and timing of possible cash flows of each reporting unit from a market participant perspective. The expected cash flows are developed from the Company's long-range planning process using projections of operating results and related cash flows based on assumed revenue growth rates, EBITDA margin, long-term growth rates, and appropriate discount rates based on a reporting unit's WACC as determined by considering the observable WACC of comparable companies and factors specific to the reporting unit. The terminal value is estimated using a constant growth method which requires an assumption about the expected long-term growth rate. The estimates are based on historical data and experience, industry projections, economic conditions, and the Company's expectations.

Definite Lived Intangible Assets.   Definite lived intangible assets are subject to amortization over their useful lives. A straight-line amortization method is used over the estimated useful life which is representative of the pattern of how the economic benefits of the specific intangible asset is consumed. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an intangible asset to estimated undiscounted future cash flows expected to be generated from use of the asset and its eventual disposition. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, a quantitative assessment is performed using an income approach, which incorporates the use of the DCF method.

Business Combinations.   Business combinations are accounted for using the acquisition method and accordingly, the assets acquired (including identified intangible assets), the liabilities assumed and any noncontrolling interest in the acquired business are recorded at their acquisition date fair values.

For each acquisition, the Company undertakes a detailed review to identify other intangible assets and a valuation is performed for all such identified assets. The Company uses several market participant measurements to determine the estimated value. This approach includes consideration of similar and recent transactions, as well as utilizing discounted expected cash flow methodologies. A substantial portion of the intangible assets value that the Company acquires is the specialized know-how of the workforce, which is treated as part of goodwill and is not required to be valued separately. The majority of the value of the identifiable intangible assets acquired is derived from customer relationships, including the related customer contracts, as well as trademarks.

Deferred Acquisition Consideration. Certain acquisitions include an initial payment at the time of closing and provide for future additional contingent purchase price payments. Contingent purchase price obligations for these transactions are recorded as deferred acquisition consideration liabilities on the balance sheet. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period. These liabilities are derived from the projected performance of the acquired entity. These arrangements may be dependent on future events, such as the growth rate of the earnings of the relevant subsidiary during the contractual period. At each reporting date, the Company models each business' future performance, such as revenue and EBITDA growth, to estimate the value of each deferred acquisition consideration liability. The liability is adjusted quarterly based on changes in current information affecting each subsidiary's current operating results and the impact this information will have on future results included in the calculation of the estimated liability. These adjustments are recorded in Office and general expenses in the Consolidated Statements of Operations.

Redeemable Noncontrolling Interests. Certain of the Company's acquisitions include contractual arrangements where the noncontrolling shareholders may require the Company to purchase such noncontrolling shareholders' incremental ownership interests under certain circumstances. The Company sometimes has similar call options under the same contractual terms. The amount of consideration under these contractual arrangements is not a fixed amount, but rather is dependent upon various valuation formulas, such as the average earnings of the relevant subsidiary through the date of exercise or the growth rate of the earnings of the relevant subsidiary during that period. In the event that an incremental purchase may be required by the Company, the amounts are recorded in Redeemable Noncontrolling Interests in mezzanine equity on the Consolidated Balance Sheets at their acquisition date fair value and adjusted for changes to their estimated redemption value through Retained earnings or Paid-in capital (if at an accumulated deficit) in the Consolidated Balance Sheets (but not less than their initial redemption value), except for foreign currency translation adjustments. These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values.

Control to Control Subsidiary Purchases. Transactions involving the purchase, sale or issuance of interests of a subsidiary where control is maintained are recorded as a reduction in the redeemable noncontrolling interests or noncontrolling interests, as applicable. Any difference between the purchase price and noncontrolling interest is recorded to Paid-in capital in the Consolidated Balance Sheets. In circumstances where the purchase of shares of an equity investment results in obtaining control, the existing carrying value of the investment is remeasured to the acquisition date fair value and any gain or loss is recognized in the Consolidated Statement of Operations.

Revenue Recognition. The Company's revenue is recognized when control of the promised services are transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. See Note 5 of the Notes included herein for additional information.

Cost of Services. Cost of services sold primarily consists of staff costs that are directly attributable to the Company's client engagements, as well as third-party direct costs of production and delivery of services to its clients. Cost of services sold does not include depreciation, amortization, and other office and general expenses that are not directly attributable to the Company's client engagements.

Deferred Financing Costs. The Company uses the straight-line method, which approximates the effective interest method, to amortize deferred financing costs.

Income Taxes. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company records associated interest and penalties as a component of income tax expense. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates on a quarterly basis all available positive and negative evidence considering factors such as the reversal of deferred income tax liabilities, taxable income in eligible carryback years, projected future taxable income, the character of the income tax asset, tax planning strategies, changes in tax laws and other factors. The periodic assessment of the net carrying value of the Company's deferred tax assets under the applicable accounting rules requires significant management judgment. A change to any of these factors could impact the estimated valuation allowance and income tax expense.

Stock-Based Compensation. Compensation cost is measured at fair value at the date of grant and is expensed over the service period, generally the award's vesting period.

Certain of our awards are settled in cash (stock appreciation awards) and are recorded at fair value on the date of grant and remeasured at each reporting period. The measurement of the compensation cost for these awards is based on using the Black-Scholes option pricing model and is recorded in Operating income over the service period, in this case the award's vesting period. The assumption for expected volatility is based on a blended rate which includes historical volatility of a peer group of market participants and historical volatility of the Company as the Company has limited historical volatility.

The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. Forfeitures for all awards are recognized as they occur. The Company commences recording compensation expense related to awards that are based on performance conditions under the straight-line attribution method when it is probable that such performance conditions will be met.

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The awards generally provide the employee the right, but not the obligation, to sell their profits interest in the subsidiary to the Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are primarily settled in cash, with certain awards having stock-settlement provisions at the Company's discretion. The corresponding liability associated with these profits interests awards is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. See Note 15 of the Notes included herein for further details on these awards.

Share Buybacks. The Company may purchase shares of Class A Common Stock under its stock repurchase program (the "Repurchase Program") as well as repurchases outside of the Repurchase Program. The Company accounts for these repurchases by reducing the value of our Class A Common Stock for the par value of the shares repurchased and account for the difference between the price paid for the Class A Common Stock, excluding fees, and the par value of such stock to Paid-in capital. See Note 15 of the Notes included herein for further details of our share buyback plan.

Retirement Costs. Several of the Company's subsidiaries offer employees access to certain defined contribution retirement programs. Under the defined contribution plans, these subsidiaries, in some cases, make annual contributions to participants' accounts which are subject to vesting. The Company's contribution expense pursuant to these plans was $20.5 million, $19.0 million, and $10.0 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Company also has a defined benefit pension plan. See Note 12 of the Notes included herein for additional information on the defined benefit plan.

Earnings (Loss) per Common Share. Basic earnings (loss) per common share is based upon the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per common share is based on the above, in addition, if dilutive, common share equivalents, which include stock appreciation rights, and unvested restricted stock and restricted stock units as well as shares of Class C Common stock, par value $0.00001 per share (the "Class C Common Stock"). In periods of net loss, all potentially issuable common shares are excluded from diluted net loss per common share because they are anti-dilutive.

Foreign Currency Translation. The functional and reporting currency of the Company is the U.S. dollar. Generally, the Company's subsidiaries use their local currency as their functional currency. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rates during the period presented. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in the Shareholders' equity section of our Consolidated Balance Sheets. Foreign currency transaction unrealized and realized gains or losses are recognized as incurred in the Consolidated Statements of Operations in Foreign, exchange, net. Translation of intercompany transactions, which are not intended to be settled, are included in cumulative translation adjustments.

3. New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board, ("FASB") issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures ("ASU 2023-09"), to enhance the transparency and decision usefulness of income tax disclosures by requiring disaggregated information about an entity's effective tax rate reconciliation, as well as information on taxes paid. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company is evaluating the impact of the adoption of this guidance on the Company's financial statements and disclosures.

In November 2023, the FASB issued Accounting Standards Update ASU 2023-07, Segment Reporting (Topic 280) Improvements to Segment Disclosures ("ASU 2023-07"), to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is evaluating the impact of the new requirements, effective for the Company's 2024 Financial Statements, to determine the level of disclosure of segment expenses.

4. Acquisitions

2023 Acquisitions

On November 1, 2023, the Company acquired Movers and Shakers, a digital creative company, for $15.0 million, of which $10.2 million was paid in cash and 1.0 million shares of Class A common stock, par value $0.001 per share (the "Class A Common Stock"), subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $35.0 million, subject to meeting certain future earnings targets and continued employment, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Movers and Shakers and expected growth related to new customer relationships. Goodwill of $8.2 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

On October 2, 2023, the Company acquired Left Field Labs ("LFL"), a digital experience design and strategy company, for $13.2 million, of which $9.4 million was paid in cash and 825 thousand shares of Class A Common Stock, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration up to a maximum value of $51.0 million, subject to continued employment and meeting certain future earnings targets, of which a portion may be settled in shares of Class A Common Stock at the Company's discretion. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of LFL and expected growth related to new customer relationships. Goodwill of $8.7 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

On July 3, 2023, the Company acquired Tinsel Experiential Design LLC ("Tinsel"), a marketing and design company, for $2.5 million in cash consideration, subject to post-closing adjustments. In connection with the acquisition, the sellers are entitled to contingent consideration, subject to continued employment, and meeting certain future earnings targets. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Tinsel and expected growth related to new customer relationships. Goodwill of $1.6 million was assigned to the Integrated Agencies Network reportable segment. The goodwill is fully deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

On April 25, 2023, the Company acquired Huskies, Ltd. ("Huskies"), for €5.2 million ($5.6 million) of cash consideration, of which €0.9 million ($1.0 million) is deferred, subject to post-closing adjustments. The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Huskies and expected growth related to new customer relationships and geographic expansion. Goodwill of $2.6 million was assigned to the Brand Performance Network reportable segment. The goodwill is non-deductible for income tax purposes. The purchase price accounting is not yet final as the Company may still make adjustments due to changes in post-closing adjustments.

2022 Acquisitions

Acquisition of Brand New Galaxy

On April 19, 2022, the Company acquired Brand New Galaxy ("BNG"), for $20.9 million of cash consideration, as well as contingent consideration up to a maximum value of $50.0 million. The contingent consideration is due upon meeting certain future earnings targets through 2024, with approximately 67% payable in cash and 33% payable in shares of Class A Common Stock.

The consideration has been allocated to the assets acquired and assumed liabilities of BNG based upon fair values, with any excess purchase price allocated to goodwill. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 2,766
Accounts receivable	10,147
Other current assets	671
Fixed assets	1,587
Identifiable intangible assets	12,740
Other assets	1,583
Accounts payable	(4,771)
Accruals and other liabilities	(6,880)
Advance billings	(1,159)
Other liabilities	(3,642)
Net assets assumed	13,042
Goodwill	24,643
Purchase price consideration	**$37,685**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of BNG. Goodwill of $24.6 million was assigned to the Brand Performance Network reportable segment. The majority of the goodwill is non-deductible for income tax purposes.

Intangible assets consist of trade names, customer relationships and developed technology. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately ten years. The following table presents the details of identifiable intangible assets acquired:

	Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$ 6,150	10
Trade names	5,500	10
Developed technology	1,090	7
Total acquired intangible assets	$12,740	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2021. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(dollars in thousands)	
Revenue	$2,698,018	$1,501,568
Net income	$ 49,299	$ 36,864

Revenue attributable to BNG, included within the Consolidated Statements of Operations for the year ended December 31, 2023 was $30.1 million, and Net loss was $1.5 million. Revenue attributable to BNG, included within the Consolidated Statements of Operations for the year ended December 31, 2022 was $20.5 million, and Net income was $0.1 million.

Acquisition of TMA Direct, Inc.

On May 31, 2022, the Company acquired approximately 87% of TMA Direct, Inc. ("TMA Direct") for $17.2 million of cash consideration and $0.5 million of deferred acquisition payments. The Company was also granted an option to purchase the remaining 13% minority interest in TMA Direct for up to $13.3 million.

The consideration has been allocated to the assets acquired and assumed liabilities of TMA Direct based upon fair values, with any excess purchase price allocated to goodwill. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Accounts receivable	$ 582
Other current assets	669
Identifiable intangible assets	13,200
Accounts payable	(379)
Other liabilities	(270)
Noncontrolling interests	(2,667)
Net assets assumed	11,135
Goodwill	6,569
Purchase price consideration	**$17,704**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of TMA Direct. Goodwill of $6.6 million was assigned to the Communications Network reportable segment. The majority of the goodwill is deductible for income tax purposes.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is ten years. The following table presents the details of identifiable intangible assets acquired:

	Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$11,400	10
Trade names	1,800	10
Total acquired intangible assets	$13,200	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2021. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(dollars in thousands)	
Revenue	$2,691,622	$1,481,727
Net income	$ 51,397	$ 39,386

Revenue attributable to TMA Direct, included within the Consolidated Statements of Operations for the year ended December 31, 2023 was $11.0 million, and Net income was $1.1 million. Revenue attributable to TMA Direct, included within the Consolidated Statements of Operations for the year ended December 31, 2022 was $7.7 million, and Net income was $0.9 million.

Acquisition of Maru Group Limited Ltd.

On October 3, 2022, the Company acquired Maru Group Limited Ltd. ("Maru") for £23.0 million ($25.8 million) in cash consideration.

The consideration has been allocated to the assets acquired and assumed liabilities of Maru based upon fair values, with any excess purchase price allocated to goodwill. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 1,033
Accounts receivable	7,374
Other current assets	899
Fixed assets	157
Identifiable intangible assets	14,300
Other assets	1,920
Accounts payable	(4,087)
Accruals and other liabilities	(9,154)
Advance billings	(6,462)
Deferred tax liability	(3,328)
Other liabilities	(2,891)
Net assets assumed	(239)
Goodwill	26,033
Purchase price consideration	**$25,794**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Maru and expected growth related to new customer relationships and geographic expansion. Goodwill of $26.0 million was assigned to the All Other reportable segment. The goodwill is partially deductible for income tax purposes.

Intangible assets consist of trade names, customer relationships, and developed technology. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately eight years. The following table presents the details of identifiable intangible assets acquired:

	Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Customer relationships	$ 4,900	10
Trade names	4,000	10
Developed technology	5,400	2 – 7
Total acquired intangible assets	$14,300	

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2021. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Revenue	$2,717,667	$1,512,791
Net income	$ 36,043	$ 15,167

Revenue attributable to Maru, included within the Consolidated Statements of Operations for the year ended December 31, 2023 was $32.1 million and Net loss was $10.8 million. Revenue attributable to Maru, included within the Consolidated Statements of Operations for the year ended December 31, 2022 was $8.8 million, and Net loss was $2.1 million.

Acquisition of Wolfgang, LLC.

On October 3, 2022, the Company acquired the remaining 80% interest that it did not already own in Wolfgang, LLC ("Wolfgang") for $3.8 million in cash consideration and 175 thousand shares of Class A Common Stock with a fair value of $1.2 million.

The consideration has been allocated to the assets acquired and assumed liabilities of Wolfgang based upon fair values, with any excess purchase price allocated to goodwill. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$1,606
Accounts receivable	1,180
Other current assets	100
Identifiable intangible assets	1,055
Other assets	46

	Amount
	(dollars in thousands)
Current liabilities	(278)
Net assets assumed	3,709
Goodwill	2,451
Purchase price consideration including fair value of previously owned interest . .	**$6,160**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Wolfgang. Goodwill of $2.5 million was assigned to the Integrated Agencies Network reportable segment. The majority of the goodwill is deductible for income tax purposes.

Intangible assets consist of customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately five years.

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2021. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Revenue	$2,696,733	$1,474,303
Net income	$ 51,398	$ 36,538

Revenue attributable to Wolfgang, included within the Consolidated Statements of Operations for the year ended December 31, 2023 was $5.7 million, and Net income was $0.7 million. Revenue attributable to Wolfgang, included within the Consolidated Statements of Operations for the year ended December 31, 2022 was $2.1 million, and Net loss was $0.3 million.

Acquisition of Epicenter Experience LLC.

On October 3, 2022, the Company acquired the assets of Epicenter Experience LLC ("Epicenter") for $9.9 million in cash consideration, as well as contingent consideration up to a maximum value of $5.0 million. The contingent consideration is subject to meeting certain future earnings targets through 2024 and can be paid up to 25% in shares of Class A Common Stock.

The consideration has been allocated to the assets acquired and assumed liabilities of Epicenter based upon fair values. The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Accounts receivable	$ 901
Other current assets	45
Identifiable intangible assets	7,300
Accounts payable	(148)
Other current liabilities	(650)
Net assets assumed	7,448
Goodwill	4,416
Purchase price consideration	**$11,864**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributable to the assembled workforce of Epicenter. Goodwill of $4.4 million was assigned to the All Other reportable segment. The majority of the goodwill is deductible for income tax purposes.

The intangible asset acquired was developed technology. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately five years.

Pro Forma Financial Information

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2021. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time.

	Year Ended December 31,	
	2022	2021
	(dollars in thousands)	
Revenue	$2,690,969	$1,473,183
Net income	$ 49,652	$ 35,810

Revenue attributable to Epicenter, included within the Consolidated Statements of Operations for the year ended December 31, 2023 was $4.3 million, and Net loss was $0.7 million. Revenue attributable to Epicenter, included within the Consolidated Statements of Operations for the year ended December 31, 2022 was $1.0 million, and Net loss was $1.2 million.

2021 Acquisitions

Acquisition of MDC

On December 21, 2020, MDC and Stagwell Media announced that they had entered into the Transaction Agreement, providing for the combination of MDC with the operating businesses and subsidiaries of the Stagwell Subject Entities. The Stagwell Subject Entities comprised Stagwell Marketing and its direct and indirect subsidiaries.

On August 2, 2021 (the "Closing Date"), we completed the combination of MDC and the Stagwell Subject Entities and a series of steps and related transactions (such combination and transactions, the "Transactions"). In connection with the Transactions, among other things, (i) MDC completed a series of transactions pursuant to which it emerged as a wholly owned subsidiary of the Company, converted into a Delaware limited liability company and changed its name to Midas OpCo Holdings LLC ("OpCo"), (which name was subsequently to Stagwell Global LLC); (ii) Stagwell Media contributed the equity interests of Stagwell Marketing and its direct and indirect subsidiaries to OpCo; and (iii) the Company converted into a Delaware corporation, succeeded MDC as the publicly-traded company and changed its name to Stagwell Inc.

In respect of the Transactions, the acquired assets and assumed liabilities, together with acquired processes and employees, represent a business as defined in the FASB's Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"). The Transactions were accounted for as a reverse acquisition using the acquisition method of accounting, pursuant to ASC Topic 805-10, Business Combinations, with MDC treated as the legal acquirer and SMG treated as the accounting acquirer. In identifying SMG as the acquiring entity for accounting purposes, MDC and SMG took into account a number of factors, including the relative voting rights and the corporate governance structure of the Company. SMG is considered the accounting acquirer since Stagwell Media controls the board of directors of the Company following the Transactions and received an indirect ownership interest in the Company's only operating subsidiary, OpCo, of 69.55% ownership of OpCo's common units. However, no single factor was the sole determinant in the overall conclusion that Stagwell is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion. Under the acquisition method of accounting, the assets and liabilities of MDC, as the accounting acquiree, were recorded at their respective fair value as of the date the Transactions were completed.

On August 2, 2021, an aggregate of 180.0 million shares of the Company's Class C Common Stock were issued to Stagwell Media in exchange for $1.80. The Class C Common Stock does not participate in the earnings of the Company. Additionally, an aggregate of 180.0 million OpCo common units were issued to Stagwell Media in exchange for the equity interests of the Stagwell Subject Entities (the "Stagwell OpCo Contribution").

The fair value of the purchase consideration was $429.1 million, consisting of 80.0 million shares of the Company's Class A Common Stock, Class B common stock, par value $0.001 per share (the "Class B Common Stock"), and common stock equivalents based on a per share price of $5.42, the closing stock price on the date of the combination.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. For this purpose, fair value shall be determined in accordance with the fair value concepts defined in ASC 820, "Fair Value Measurements and Disclosures," ("ASC 820"). Fair value is defined in ASC 820 as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Fair value measurements can be highly subjective and can involve a high degree of estimation. The purchase price valuation was completed during the third quarter of 2022.

The purchase price allocation is as follows:

	Amount
	(dollars in thousands)
Cash and cash equivalents	$ 130,197
Accounts receivable	398,736
Other current assets	41,291
Fixed assets	81,343
Right-of-use lease assets – operating leases	252,739
Identifiable intangible assets	810,900
Other assets	18,282
Accounts payable	(139,590)
Accruals and other liabilities	(307,439)
Advance billings	(211,212)
Current portion of lease liabilities	(54,009)
Current portion of deferred acquisition consideration	(53,054)
Long-term debt	(901,736)
Revolving credit facility	(109,954)
Long-term portion of deferred acquisition consideration	(8,056)
Long-term portion of lease liabilities	(283,637)
Other liabilities	(139,026)
Redeemable noncontrolling interests	(25,990)
Preferred shares	(209,980)
Noncontrolling interests	(151,090)
Net liabilities assumed	(861,285)
Goodwill	1,290,347
Purchase price consideration	**$ 429,062**

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce of MDC. Goodwill of $932.6 million, $285.4 million and $72.4 million was assigned to the Integrated Agencies Network, the Brand Performance Network and the Communications Network reportable segments, respectively. The majority of the goodwill is non-deductible for income tax purposes. Goodwill has been updated from the previously reported amount of $1,299.4 million as of December 31, 2021 to reflect a change in certain assets and liabilities. There has been no change that impacts the Consolidated Statement of Operations.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately thirteen years. The following table presents the details of identifiable intangible assets acquired:

	Fair Value	Estimated Useful Life in Years
	(dollars in thousands)	
Trade Names	$ 98,000	10
Customer Relationships	712,900	6 – 15
Total Acquired Intangible Assets	$810,900	

Pro Forma Financial Information (unaudited)

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2020. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time.

	Years Ended December 31,	
	2021	2020
	(dollars in thousands)	
Revenue	$2,224,343	$2,087,025

The pro forma net loss was nominal for the years ended December 31, 2021 and 2020.

Revenue attributable to MDC, included within the year ended December 31, 2021 Consolidated Statements of Operations was $605.4 million. The net loss included within the year ended December 31, 2021 Consolidated Statements of Operations was nominal.

Transaction expenses were $15.0 million for the twelve months ended December 31, 2021.

Acquisition of GoodStuff Holdings Limited

On December 31, 2021, the Company acquired GoodStuff Holdings Limited ("Goodstuff") for £21.0 million ($28.2 million) of cash consideration as well as contingent consideration up to a maximum of £22.0 million. The cash consideration included an initial payment of £8.0 million, an excess working capital payment of £9.0 million and £4.0 million of deferred payments. The contingent consideration is tied to employees' service and will be recognized as deferred acquisition consideration expense through 2026. Therefore, only the cash consideration has been allocated to the $23.8 million of assets acquired and assumed liabilities of Goodstuff based upon their fair values, with any excess purchase price allocated to goodwill.

The excess of purchase consideration over the fair value of the net assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce of Goodstuff. Goodwill of $4.4 million was assigned to the Brand Performance Network reportable segment. The majority of the goodwill is non-deductible for income tax purposes.

Intangible assets consist of trade names and customer relationships. We amortize purchased intangible assets on a straight-line basis over their respective useful lives. The weighted average life of the total acquired identifiable intangible assets is approximately ten years. Trade names had a fair value of $1.3 million with an estimated useful life of fifteen years, and customer relationships had a fair value of $13.6 million with an estimated useful life of ten years.

Pro Forma Financial Information (unaudited)

The unaudited pro forma information for the periods set forth below gives effect to the acquisition as if it occurred as of January 1, 2020. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time. For the years ended December 31, 2021 and 2020, pro forma revenue was $1,488.5 million and $902.6 million, respectively, and net income was $38.7 million and $72.7 million, respectively.

Other Acquisitions

On July 12, 2022, the Company acquired PEP Group Holdings B.V., an omnichannel content creation and adaption production company for $0.5 million in cash consideration, as well as contingent consideration up to a maximum value of €2.6 million. The contingent consideration is subject to meeting certain future earnings targets through 2025.

On July 15, 2022, the Company acquired Apollo Program II Inc., a real-time artificial intelligence-powered software-as-a-service platform, for $2.3 million in cash consideration, as well as guaranteed deferred payments of $1.0 million and $1.5 million on or prior to July 1, 2023 and July 1, 2024, respectively.

Dispositions

On October 31, 2023, the Company sold ConcentricLife, which was included in Integrated Agencies Network, to a strategic buyer for $245.0 million in cash resulting in a pre-tax gain of $94.5 million. The gain was recognized within Gain on sale of business within the Consolidated Statements of Operations. The divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

On September 15, 2021, the Company sold Reputation Defender, which was included in All Other Network, to a strategic buyer for $40.0 million resulting in a gain of $43.0 million. The gain was recognized within Gain on sale of business within the Consolidated Statements of Operations. The divestiture did not represent a strategic shift that would have a major effect on the Company's consolidated results of operations, and therefore its results of operations were not reported as discontinued operations.

2022 Purchases of Noncontrolling Interests

On April 1, 2022, the Company acquired the remaining interest in Hello Design, LLC ("Hello Design") that it did not already own for an aggregate purchase price of $4.6 million, comprised of a closing cash payment of $3.6 million and a contingent deferred acquisition payment of $1.0 million. The contingent deferred payment of $1.0 million was paid in the second quarter of 2023.

2021 Purchases of Noncontrolling Interests

On October 1, 2021, the Company entered into an agreement to purchase the approximate 27% remaining interest of Targeted Victory it did not already own, stipulating the purchase of 13.3% on October 1, 2021 and the remaining 13.3% on July 31, 2023. The purchase price of $73.9 million was comprised of a contingent deferred acquisition payment and redeemable noncontrolling interest with estimated present values at the acquisition date of $46.6 million and $27.3 million, respectively. The contingent deferred payment and redeemable noncontrolling interest were based on the financial results of the underlying business through July 2023 and July 2025, respectively. In addition, at the option of the Company, up to 50% of the total purchase price can be paid in shares of Class A Common Stock and in no event may the purchase price exceed $135.0 million.

On December 1, 2021, the Company acquired the approximate 27% remaining interest of ConcentricLife it did not already own for an aggregate purchase price of $8.1 million, comprised of a closing cash payment of

$1.6 million and contingent deferred acquisition payments with an estimated present value at the acquisition date of $6.5 million. The contingent deferred payments were based on the financial results of the underlying business.

On December 31, 2021, the Company acquired the approximate 49% remaining interest of Instrument it did not already own for an aggregate purchase price of $157.1 million, comprised of a closing payment of $37.5 million in cash and $37.5 million in shares of Class A Common Stock and deferred acquisition payments with an estimated present value at the acquisition date of $82.1 million, with approximately 40% to be paid in shares of Class A Common Stock. The deferred payments are not contingent.

5. Revenue

The Company's revenue recognition policies are established in accordance with ASC 606, and accordingly, revenue is recognized when control of the promised goods or services is transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Stagwell network provides an extensive range of services to our clients, offering a variety of marketing and communication capabilities including strategy, creative and production for advertising campaigns across a variety of platforms (print, digital, social media, television broadcast), public relations services including strategy, editorial, crisis support or issues management, online fundraising, media training, influencer engagement and events management, and subscription-based software-as-a-service and data-as-a service models. We also provide media-based solutions to drive brand performance, including buying and planning across a range of platforms (out-of-home, paid search, social media, lead generation, programmatic, television broadcast), experiential marketing and application/website design and development.

The primary source of the Company's revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses, depending on the terms of the client contract. In all circumstances, revenue is only recognized when collection is reasonably assured. Certain of the Company's contractual arrangements have more than one performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Stand-alone selling prices are determined based on the prices charged to clients on a stand-alone basis or using expected cost plus margin.

The determination of our performance obligations is specific to the services included within each contract. Based on a client's requirements within the contract, and how these services are provided, multiple services could represent separate performance obligations or be combined and considered one performance obligation. Contracts that contain services that can be provided on a stand-alone basis, that are not significantly integrated or interdependent, and that do not significantly modify or customize each other, are typically considered separate performance obligations. Typically, these services are creative (or strategy), production, experiential marketing and media planning and media buying arrangements.

Certain of the Company's contracts consist of a single performance obligation. In these instances, the Company does not consider the underlying activities as separate or distinct performance obligations because its services are highly interrelated, and the integration of the various components is essential to the overall promise to the Company's customer. Typically, these services are public relations, and application/website design and development. In other instances, the Company is engaged to provide marketing services, such online fundraising and brand performance media solutions, that include a variety of distinct activities performed throughout the contract term that are substantially the same and that are satisfied over time, and therefore the Company considers these to be one performance obligation.

We typically satisfy our performance obligations over time, as services are performed. Fees for services are typically recognized using input methods (direct labor hours, materials and third-party costs) that correspond with efforts incurred to date in relation to total estimated efforts to complete the contract. To a lesser extent, revenue is recognized using output measures, such as impressions or ongoing reporting. For client contracts when the Company has a stand-ready obligation to perform services, the Company recognizes revenue ratably using a time-based measure. In addition, for client contracts where the Company is providing online subscription-based hosted services, it recognizes revenue ratably over the contract term. Point in time recognition primarily relates to certain commission-based contracts, which are recognized upon the placement of advertisements in various media when the Company has no further performance obligation.

Revenue is recognized net of sales and other taxes due to be collected and remitted to governmental authorities. The Company's contracts typically provide for termination by either party within 30 to 90 days. Although payment terms vary by client, they are typically within 30 to 60 days. In addition, the Company generally has the right to payment for all services provided through the end of the contract or termination date.

Within each contract, we identify whether the Company is principal or agent at the service level. In arrangements where the Company has substantive control over the service before transferring it to the client, and is primarily responsible for integrating the services into the final deliverables, we act as principal. In these arrangements, revenue is recorded at the gross amount billed. Accordingly, for these contracts the Company has included reimbursed expenses in revenue. In other arrangements where a third-party supplier, rather than the Company, is primarily responsible for the integration of services into the final deliverables, and thus the Company is solely arranging for the third-party supplier to provide these services to our client, we generally act as agent and record revenue equal to the net amount retained, when the fee or commission is earned. The role of Stagwell's Brands under a typical production services agreement is to facilitate a client's purchasing of production capabilities from a third-party production company in accordance with the client's strategy and guidelines. The obligation of Stagwell's Brands under typical media buying services is to negotiate and purchase advertising media from a third-party media vendor on behalf of a client to execute its media plan. Typically, we do not obtain control prior to transferring these services to our clients; therefore, we primarily act as agent for production and media buying services. In situations where we are primarily responsible for fulfillment or have discretion in pricing, we have concluded that we have obtained control and act as principal.

A small portion of the Company's contractual arrangements with clients include performance incentive provisions, which allow the Company to earn additional revenues as a result of its performance relative to both quantitative and qualitative goals. Incentive compensation is primarily estimated using the most likely amount method and is included in revenue up to the amount that is not expected to result in a reversal of a significant amount of cumulative revenue recognized. We recognize revenue related to performance incentives as we satisfy the performance obligation to which the performance incentives are related.

Disaggregated Revenue Data

The Company provides a broad range of services to a large base of clients across the full spectrum of verticals globally. The primary source of revenue is from Brand arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses. Certain clients may engage with the Company in various geographic locations, across multiple disciplines, and through multiple Brands. Representation of a client rarely means that Stagwell handles marketing communications for all Brands or product lines of the client in every geographical location. The Company's Brands often cooperate with one another through referrals and the sharing of both services and expertise, which enables Stagwell to service clients' varied marketing needs by crafting custom integrated solutions.

The following table presents revenue disaggregated by our principal capabilities for the years ended December 31, 2023, 2022, and 2021. We reclassified certain brands into the Stagwell Marketing Cloud Group (software-as-a-service and data-as-a-service tools for the in-house marketers) principal capability in the third quarter of 2023. All prior periods presented have been revised to reflect these changes.

		Year Ended December 31,		
Principal Capabilities	**Reportable Segment**	**2023**	**2022**	**2021**
		(dollars in thousands)		
Digital Transformation	All segments	$ 636,624	$ 773,677	$ 373,657
Creativity and Communications . . .	All segments	1,160,178	1,222,289	591,062
Performance Media and Data	Brand Performance Network	295,247	279,903	193,476
Consumer Insights and Strategy . . .	Integrated Agencies Network	199,260	212,869	162,733
Stagwell Marketing Cloud Group . .	All segments	235,868	199,054	148,435
		$2,527,177	$2,687,792	$1,469,363

Stagwell's Brands are located in the United States and United Kingdom, and more than 28 other countries around the world. The Company continues to expand its global footprint to support clients in international markets. Historically, some clients have responded to weakening economic conditions with reductions to their marketing budgets, which included discretionary components that are easier to reduce in the short term than other operating expenses.

The following table presents revenue disaggregated by geography for the years ended December 31, 2023, 2022, and 2021:

Geographical Location	Reportable Segment	Year Ended December 31,		
		2023	2022	2021
		(dollars in thousands)		
United States	All	$2,048,229	$2,218,681	$1,219,816
United Kingdom	All	162,318	181,764	105,961
Other	All	316,630	287,347	143,586
		$2,527,177	$2,687,792	$1,469,363

Contract Assets and Liabilities

Contract assets consist of fees and reimbursable outside vendor costs incurred on behalf of clients when providing advertising, marketing and corporate communications services that have not yet been invoiced to clients. Such amounts are invoiced to clients at various times over the course of providing services. Unbilled service fees were $141.9 million and $116.4 million at December 31, 2023 and December 31, 2022, respectively, and are included as a component of Accounts receivable, net on the Consolidated Balance Sheets. Outside vendor costs incurred on behalf of clients which have yet to be invoiced were $114.1 million and $93.1 million at December 31, 2023 and December 31, 2022, respectively, and are included on the Consolidated Balance Sheets as Expenditures billable to clients.

Contract liabilities represent advanced billings to customers for fees and reimbursements of third-party costs, whether we act as principal or agent. Such fees and reimbursements of third-party costs are classified as Advance billings on the Company's Consolidated Balance Sheets. In arrangements in which we are acting as an agent, the recognition related to the contract liability is presented on a net basis within the Consolidated Statements of Operations. Advance billings at December 31, 2023 and December 31, 2022 were $301.7 million and $337.0 million, respectively. The decrease in Advance billings of $35.4 million for the year ended December 31, 2023 was primarily driven by $320.0 million of revenue recognized that was included in the Advance billings balances as of December 31, 2022, the incurrence of third-party costs, offset by cash payments received or due in advance of satisfying our performance obligations.

Changes in the contract asset and liability balances during the year ended December 31, 2023 were not materially impacted by write offs, impairment losses or any other factors.

Unsatisfied Performance Obligations

The majority of our contracts are for periods of one year or less. For those contracts with a term of more than one year, we had $97.7 million of unsatisfied performance obligations as of December 31, 2023 of which we expect to recognize approximately 86% in 2024, 11% in 2025 and 3% in 2026.

6. Earnings (Loss) Per Share

The following tables set forth the computations of basic and diluted income per common share for the year ended December 31, 2023 (amounts in thousands, except per share amounts):

	Year Ended December 31, 2023
Earnings Per Share – Basic	
Numerator:	
Net income	$ 41,642
Net income attributable to Class C shareholders	(39,066)
Net income attributable to other equity interest holders	(2,442)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(41,508)
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Weighted average number of common shares outstanding	117,259
Earnings Per Share – Basic	**$ 0.00**
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 134
Denominator:	
Basic – Weighted Average number of common shares outstanding	117,259
Dilutive shares:	
Stock appreciation right awards	421
Restricted share and restricted unit awards	4,485
Employee Stock Purchase Plan shares	5
Dilutive – Weighted average number of common shares outstanding	122,170
Earnings Per Share – Diluted	**$ 0.00**
Anti-dilutive:	
Class C Shares	154,972
Class A Shares to settle deferred acquisition obligations	5,127

The following table sets forth the computations of basic and diluted earnings per common share for the year ended December 31, 2022:

	Year Ended December 31, 2022
	(amounts in thousands, except per share amounts)
Earnings Per Share – Basic	
Numerator:	
Net income	$ 50,044
Net income attributable to Class C shareholders	(16,004)
Net income attributable to other equity interest holders	(14,121)
Net income attributable to noncontrolling and redeemable noncontrolling interests	(30,125)

	Year Ended December 31, 2022
	(amounts in thousands, except per share amounts)
Net income attributable to Stagwell Inc. common shareholders	$ 19,919
Denominator:	
Weighted Average number of common shares outstanding	124,262
Earnings Per Share – Basic	**$ 0.16**
Earnings Per Share – Diluted	
Numerator:	
Net income attributable to Stagwell Inc. common shareholders	$ 19,919
Net income attributable to Class C shareholders	16,004
	$ 35,923
Denominator:	
Basic – Weighted Average number of common shares outstanding	124,262
Dilutive shares:	
Stock appreciation right awards	1,896
Restricted share and restricted unit awards	4,467
Class C Shares	165,971
Dilutive – Weighted average number of common shares outstanding	296,596
Earnings Per Share – Diluted	**$ 0.12**

Restricted stock awards of 2.9 million and 2.3 million as of December 31, 2023 and 2022, respectively, were excluded from the computation of diluted earnings (loss) per common share because the performance contingencies necessary for vesting were not met as of the reporting date.

The following table sets forth the computations of basic and diluted earnings per common share for the year ended December 31, 2021:

	Year Ended December 31, 2021
Numerator:	
Net loss attributable to Stagwell Inc. common shareholders	$ (3,706)
Denominator:	
Weighted average number of common shares outstanding	90,426
Loss Per Share – Basic & Diluted	**$ (0.04)**
Anti-dilutive:	
Class C shares	179,970
Stock Appreciation Rights and Restricted Awards	9,509

On September 23, 2021, the Company provided notices of conversion to each holder of record of each share of the Company's Series 6 and Series 8 Preferred Stock. Pursuant to the notices, the 50,000 issued and outstanding shares of Series 6 Preferred Stock were converted into 12,087 shares of Class A Common Stock, in the aggregate, on October 7, 2021, and the 73,849 issued and outstanding shares of Series 8 Preferred Stock were converted into 20,949 shares of Class A Common Stock, in the aggregate, on November 8, 2021.

SMG's equity structure, prior to the combination with MDC, was a non-unitized single member limited liability company, resulting in all components of equity attributable to the member being reported within Members' Capital. Given that SMG was a non-unitized single member limited liability company, net income (loss) prior to the combination is not applicable for purposes of calculating earnings per share. Therefore, the net income (loss) in the table above includes the income or loss for the period beginning on the acquisition date through the end of the respective reporting period and as such will not reconcile to the respective amounts presented within the Consolidated Statements of Operations.

7. Fixed Assets

The following is a summary of the Company's fixed assets as of December 31,:

	2023			2022		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Computers, furniture and fixtures ..	$ 60,131	$(36,535)	$23,596	$ 56,788	$(27,689)	$29,099
Leasehold improvements	99,127	(44,898)	54,229	101,535	(31,756)	69,779
	$159,258	$(81,433)	$77,825	$158,323	$(59,445)	$98,878

Depreciation expense for the years ended December 31, 2023, 2022, and 2021 were $29.0 million, $26.5 million and $15.4 million, respectively.

8. Goodwill and Intangible Assets

As of December 31, goodwill was as follows:

	Integrated Agencies Network	Brand Performance Network	Communications Network	All Other	Total
Balance at December 31, 2020	$ 95,164	$180,639	$ 49,533	$ 26,389	$ 351,725
Acquired goodwill	1,058,411	178,994	66,244	—	1,303,649
Disposition	—	—	—	(935)	(935)
Foreign currency translation	(502)	(1,020)	—	(194)	(1,716)
Balance at December 31, 2021	$1,153,073	$358,613	$115,777	$ 25,260	$1,652,723
Acquired goodwill	3,330	26,176	6,569	29,387	65,462
Impairment	(49,840)	(49,314)	—	(17,560)	(116,714)
Transfer of goodwill between segments[1]	(111,065)	111,065	—	—	—
Foreign currency translation	(11,422)	(13,467)	(753)	—	(25,642)
Other[2]	(15,682)	685	6,124	—	(8,873)
Balance at December 31, 2022	$ 968,394	$433,758	$127,717	$ 37,087	$1,566,956
Acquired goodwill	18,451	2,626	—	—	21,077
Disposition – ConcentricLife	(98,779)	—	—	—	(98,779)
Transfer of goodwill between segments[1]	(8,517)	—	8,517	—	—
Foreign currency translation	1,846	5,056	353	271	7,526
Other[2]	—	220	—	1,815	2,035
Balance at December 31, 2023	$ 881,395	$441,660	$136,587	$ 39,173	$1,498,815

(1) Transfer of goodwill resulting from changes to the Company's reportable segments (Networks) due to changes in the Company's internal management and reporting structure. See Note 20 of the Notes included herein for additional information related to these changes.

(2) Represents adjustments associated with the finalization of purchase price accounting for acquisitions.

There was $116.7 million of accumulated goodwill impairment charges as of December 31, 2022 and December 31, 2023.

The Company recognized an impairment and other losses charge of $122.2 million for the year ended December 31, 2022, primarily related to the impairment of goodwill totaling $116.7 million. The goodwill impairment was to write-down the carrying value in excess of the fair value at eight reporting units, two in the Integrated Agencies Network, five in the Brand Performance Network and one within the All Other category. The charge was recorded within Impairment and other losses on the Consolidated Statements of Operations.

The gross and net amounts of intangible assets other than goodwill as of December 31, are as follows:

Intangible Assets	2023	2022
Customer relationships, gross	$ 870,987	$ 875,160
Accumulated amortization	(218,808)	(150,655)
Customer relationships, net	**$ 652,179**	**$ 724,505**
Trade names, gross	$ 188,820	$ 197,037
Accumulated amortization	(74,141)	(53,150)
Trade names, net	**$ 114,679**	**$ 143,887**
Capitalized software, gross	$ 70,622	$ 42,234
Accumulated amortization	(30,928)	(18,591)
Capitalized software, net	**$ 39,694**	**$ 23,643**
Developed technology and other, gross	$ 21,583	$ 21,331
Accumulated amortization	(9,915)	(5,837)
Developed technology and other, net	**$ 11,668**	**$ 15,494**
Total intangible assets, gross	$1,152,012	$1,135,762
Accumulated amortization	(333,792)	(228,233)
Total intangible assets, net	**$ 818,220**	**$ 907,529**

The Company recognized an impairment and other losses charge of $16.2 million for the year ended December 31, 2021, primarily related to intangible assets. The impairment was to reduce the carrying values of intangible assets within one reporting unit in the Integrated Agencies Network and two in the Media Network reportable segments in connection with the abandonment of certain trade names as part of the rebranding of certain Brands. The charge was recorded within Impairment and other losses on the Consolidated Statements of Operations.

The weighted average amortization period for customer relationships is thirteen years, trade names is twelve years, capitalized software is three years, and developed technology and other intangible assets is six years. In total, the weighted average amortization period is twelve years. Amortization expense related to amortizable intangible assets for the years ended December 31, 2023, 2022, and 2021 was $112.2 million, $103.1 million, and $61.1 million, respectively.

The estimated amortization expense for the five succeeding years is as follows:

Year	Amortization
2024	$106,514
2025	99,091
2026	89,824
2027	79,256
2028	71,734
Thereafter	371,801

9. Deferred Acquisition Consideration

Deferred acquisition consideration on the Consolidated Balance Sheets consists of deferred obligations related to contingent and fixed purchase price payments, and contingent and fixed retention payments tied to continued employment of specific personnel. Arrangements that are not contingent upon future employment are initially measured at the acquisition date fair value and are remeasured at each reporting period within Office and general expenses on the Consolidated Statements of Operations. Arrangements that are contingent upon future employment are expensed as earned over the respective vesting (employment) period within Office and general expenses on the Consolidated Statements of Operations.

The following table presents changes in deferred acquisition consideration and a reconciliation to the amounts reported on the Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Beginning balance	$161,323	$222,369
Payments[1]	(97,447)	(74,963)
Adjustments to deferred acquisition consideration[2]	14,303	(12,779)
Additions[3]	22,172	26,594
Currency translation adjustment	680	(758)
Other	27	860
Ending balance[4]	$101,058	$161,323

(1) Includes deferred acquisition consideration payments settled in shares of Class A Common Stock of $32.8 million and $1.0 million, respectively, for the period ended December 31, 2023 and December 31, 2022.

(2) Adjustments to deferred acquisition consideration contains fair value changes from the Company's initial estimates of deferred acquisition payments and accretion of expense as awards are earned over the vesting period.

(3) In 2021, the Company entered into an agreement to purchase the remaining 26.7% interest in Targeted Victory it did not previously own. The agreement provided for the purchase of 50% of the interest on October 1, 2021 (paid in October 2023) and 50% on July 31, 2023 (payable in October 2025 with a seller's right to defer until October 2027). In connection with the purchase, the estimated amount payable in October 2025, was reclassified from redeemable noncontrolling interest to deferred acquisition consideration.

(4) The contingent and fixed deferred acquisition consideration obligation was $57.5 million and $43.6 million, respectively, as of December 31, 2023 and $69.9 million and $91.4 million, respectively, as of December 31, 2022. The deferred acquisition consideration as of December 31, 2023 and December 31, 2022, includes $29.3 million and $51.6 million, respectively, expected to be settled in shares of Class A Common Stock.

10. Leases

The Company leases office space in North America, Europe, Asia, South America, Africa, and Australia. This space is primarily used for office and administrative purposes by the Company's employees in performing professional services. These leases are classified as operating leases and expire between years 2024 through 2034. The Company's finance leases are immaterial.

The Company's leasing policies are established in accordance with FASB's Accounting Standards Codification 842 ("ASC 842"), and accordingly, the Company recognizes on the balance sheet at the time of lease commencement a right-of-use lease asset and a lease liability, initially measured at the present value of the lease payments. Right-of-use lease assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. All right-of-use lease assets are reviewed for impairment. As the Company's implicit rate in its leases is not readily determinable, in determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the commencement date. Lease payments included in the measurement of the lease liability are comprised of non-cancellable lease payments, payments based upon an index or rate, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Lease costs are recognized in the Consolidated Statements of Operations over the lease term on a straight-line basis. Leasehold improvements are depreciated on a straight-line basis over the lesser of the term of the related lease or the estimated useful life of the asset.

Some of the Company's leases contain variable lease payments, including payments based upon an index or rate. Variable lease payments based upon an index or rate are initially measured using the index or rate in effect at the lease commencement date and are included within the lease liabilities. Lease liabilities are not remeasured as a result of changes in the index or rate, rather changes in these types of payments are recognized in the period in which the obligation for those payments is incurred. In addition, some of our leases contain variable payments for utilities, insurance, real estate tax, repairs and maintenance, and other variable operating expenses. Such amounts are not included in the measurement of the lease liability and are recognized in the period when the facts and circumstances which the variable lease payments are based upon occur.

Some of the Company's leases include options to extend or renew the leases through 2044. The renewal and extension options are not included in the lease term as the Company is not reasonably certain that it will exercise its option.

From time to time, the Company enters into sublease arrangements with unrelated third parties. These leases are classified as operating leases and expire between years 2024 through 2032. Sublease income is recognized over the lease term on a straight-line basis. Currently, the Company subleases office space in North America and Europe.

As of December 31, 2023, the Company entered into three operating leases for which the commencement date has not yet occurred primarily because of the premises being prepared for occupancy by the landlord. Accordingly, these three leases represent an obligation of the Company that is not reflected within the Consolidated Balance Sheets as of December 31, 2023. The aggregate future liability related to these leases is $5.9 million.

The discount rate used for leases accounted for under ASC 842 is the Company's collateralized credit adjusted borrowing rate.

The following table presents lease costs and other quantitative information for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	2022	2021
	(dollars in thousands)		
Lease Cost:			
Operating lease cost	$76,750	$ 75,190	$ 46,019
Variable lease cost	20,924	18,575	10,685
Sublease rental income	(9,659)	(14,446)	(7,367)
Total lease cost	$88,015	$ 79,319	$ 49,337
Additional information:			
Cash paid for amounts included in the measurement of lease liabilities for operating leases			
Operating cash flows	$88,955	$ 91,300	$ 53,360
Right-of-use lease assets obtained in exchange for operating lease liabilities and other non-cash adjustments[1]	$37,259	$ 27,761	$373,179

_____

(1) Includes Right-of-use lease assets obtained in exchange for operating lease liabilities related to acquisitions.

As of December 31, 2023, the weighted average remaining lease term (in years) and weighted average discount rate were 6.41 years and 5.5%, respectively.

Operating lease expense is included in Office and general expenses in the Consolidated Statements of Operations. The Company's lease expense for leases with a term of 12 months or less is immaterial.

In the year ended December 31, 2023, as a result of subleasing or ceasing use of office spaces, the Company recognized a charge of $10.0 million to reduce the carrying value of four of its right-of-use lease assets and related leasehold improvements. The right-of-use lease assets and related leasehold improvements related to agencies within the Integrated Agencies Network and the Brand Performance Network.

In the year ended December 31, 2022, the Company recognized a charge of $2.6 million, to reduce the carrying value of three of its right-of-use lease assets and related leasehold improvements. The right-of-use lease assets and related leasehold improvements related to agencies within the Integrated Agencies Network and the Brand Performance Network.

The Company evaluated the facts and circumstances related to the use of the assets which indicated that they may not be recoverable. Using estimated and actual sublease income to develop expected future cash flows, it was determined that the fair value of the assets were less than their carrying value. The aforementioned impairment charges are included in Impairment and other losses within the Consolidated Statements of Operations.

The following table presents minimum future rental payments under the Company's leases as of December 31, 2023 and their reconciliation to the corresponding lease liabilities:

	Maturity Analysis
	(dollars in thousands)
2024	$ 78,733
2025	68,302
2026	57,312
2027	52,130
2028	48,884
Thereafter	112,102
Total	417,463
Less: Present value discount	(70,257)
Lease liability	$347,206

11. Debt

As of December 31, 2023 and December 31, 2022, the Company's indebtedness was comprised as follows:

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Credit Agreement	$ 59,000	$ 100,000
5.625% Notes	1,100,000	1,100,000
Debt issuance costs	(13,172)	(15,293)
5.625% Notes, net of debt issuance costs	1,086,828	1,084,707
Total long-term debt	$1,145,828	$1,184,707

Interest expense related to long-term debt included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021, was $88.7 million, $73.8 million, and $29.6 million, respectively.

The amortization of debt issuance costs included in Interest expense, net on the Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021 was $3.2 million, $2.4 million, and $2.7 million, respectively.

Revolving Credit Agreement

The Company is party to a senior secured revolving credit facility with a five-year maturity with a syndicate of banks (the "Credit Agreement"). On May 4, 2023, the Company amended the Credit Agreement to, among other things, increase the revolving commitments under the Credit Agreement by $140.0 million from $500.0 million to $640.0 million and permit restricted payments for share repurchases or redemptions from certain of its stockholders in an aggregate principal amount of up to $150.0 million.

The Credit Agreement contains sub-limits for revolving loans denominated in pounds and euros not to exceed the U.S. dollar equivalent of $50.0 million in pounds and $50.0 million in euros and $100.0 million in the aggregate. Additionally, the Credit Agreement contains a $15.0 million sub-limit for letters of credit denominated in pounds, euros or saudi riyals and any alternative currency that is agreed among the Borrowers, the applicable Issuing Bank and the Administrative Agent.

Borrowings pursuant to the Credit Agreement bear interest at a rate equal to, at the Company's option, (i) the greatest of (a) the prime rate of interest in effect on such day, (b) the federal funds effective rate plus 0.50% and (c) the Secured Overnight Financing Rate ("SOFR") plus 0.10%, plus 1% in each case, plus the applicable margin (calculated based on the Company's Total Leverage Ratio, as defined in the Credit Agreement) at that time or (ii) the SOFR rate plus 0.10% plus the applicable margin (calculated based on the borrowers' total leverage ratio) at that time.

Advances under the Credit Agreement may be prepaid in whole or in part from time to time without penalty or premium. The Credit Agreement commitment may be reduced by the Company from time to time. Principal amounts outstanding under the Credit Agreement are due and payable in full at maturity on August 3, 2026.

The Credit Agreement contains a number of financial and nonfinancial covenants and is guaranteed by substantially all of our present and future subsidiaries, subject to customary exceptions. The Company was in compliance with all covenants as of December 31, 2023.

A portion of the Credit Agreement in an amount not to exceed $50.0 million is available for the issuance of standby letters of credit. As of December 31, 2023 and December 31, 2022, the Company had issued undrawn outstanding letters of credit of $16.2 million and $25.3 million, respectively.

Senior Notes

The Company had $1.1 billion aggregate principal amount of 5.625% senior notes ("5.625% Notes") outstanding as of December 31, 2023. The 5.625% Notes are due August 15, 2029 and bear interest of 5.625% to be paid on February 15 and August 15 of each year.

The 5.625% Notes are guaranteed on a senior unsecured basis by substantially all of the Company's subsidiaries. The 5.625% Notes rank (i) equally in right of payment with all of the Company's or any guarantor's existing and future unsubordinated indebtedness, (ii) senior in right of payment to the Company's or any guarantor's existing and future subordinated indebtedness, (iii) effectively subordinated to any of the Company's or any guarantor's existing and future secured indebtedness to the extent of the collateral securing such indebtedness, including the Credit Agreement, and (iv) structurally subordinated to all existing and future liabilities of the Company's subsidiaries that are not guarantors.

Our obligations under the 5.625% Notes are unsecured and are effectively junior to our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company, and any existing and future subsidiary guarantors, including all of the capital stock of each restricted subsidiary.

The Company may, at its option, redeem the 5.625% Notes in whole at any time or in part from time to time, on and after August 15, 2024 at a redemption price of 102.813% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2024, at a redemption price of 101.406% of the principal amount thereof if redeemed during the twelve-month period beginning on August 15, 2025 and at a redemption price of 100% of the principal amount thereof if redeemed on August 15, 2026 and thereafter. Prior to August 15, 2024, the Company may, at its option, redeem some or all of the 5.625% Notes at a price equal to 100% of the principal amount of the 5.625% Notes plus a "make whole" premium and accrued and unpaid interest. The Company may also redeem, at its option, prior to August 15, 2024, up to 40% of the 5.625% Notes with the net proceeds from one or more equity offerings at a redemption price of 105.625% of the principal amount thereof.

If the Company experiences certain kinds of changes of control (as defined in the indenture), holders of the 5.625% Notes may require the Company to repurchase any 5.625% Notes held by them at a price equal to 101% of the principal amount of the 5.625% Notes plus accrued and unpaid interest. In addition, if the Company sells assets under certain circumstances, it may be required to use the net sale proceeds (as defined in the indenture) to offer to repurchase the 5.625% Notes at a price equal to 100% of the principal amount of the 5.625% Notes plus accrued and unpaid interest, up to the net sale proceeds amount.

The indenture includes covenants that, among other things, restrict the Company's ability and the ability of its restricted subsidiaries (as defined in the indenture) to incur or guarantee additional indebtedness; pay dividends on or redeem or repurchase the capital stock of the Company; make certain types of investments; create restrictions on the payment of dividends or other amounts from the Company's restricted subsidiaries; sell assets; enter into transactions with affiliates; create liens; enter into sale and leaseback transactions; and consolidate or merge with or into, or sell substantially all of the Company's assets to, another person. These covenants are subject to a number of limitations and exceptions. The 5.625% Notes are also subject to customary events of default, including cross-payment default and cross-acceleration provisions. The Company was in compliance with all covenants as of December 31, 2023.

12. Employee Benefit Plan

A subsidiary of the Company, sponsors a defined benefit plan with benefits based on each employee's years of service and compensation. The benefits under the defined benefit pension plan are frozen.

Net Periodic Pension Cost and Pension Benefit Obligation

Net periodic pension benefit consists of the following components for the years ended December 31,:

| | Pension Benefits | | |
	2023	2022	2021
Interest cost on benefit obligation	$ 1,486	$ 1,104	$ 441
Expected return on plan assets	(1,218)	(1,659)	(697)
Amortization of actuarial (gain)	(67)	—	—
Net periodic benefit (income) loss	$ 201	$ (555)	$(256)
Settlement (gain)	(501)	(198)	—
Total periodic benefit income	$ (300)	$ (753)	$(256)

The above components are included within Other, net on the Consolidated Statements of Operations.

The weighted average discount rate and expected return on plan assets that were used to determine net periodic costs were 5.47% and 6.50%, respectively, as of December 31, 2023, 2.82% and 6.50%, respectively, as of December 31, 2022, and 2.62% and 6.50%, respectively, as of December 31, 2021.

The expected return on plan assets is a long-term assumption established by considering historical and anticipated returns of the asset classes invested in by the pension plan and the allocation strategy currently in place among those classes.

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss) consist of the following components for the years ended December 31,:

	Pension Benefits		
	2023	2022	2021
Current year actuarial (gain)	$(405)	$(4,088)	$(722)
Amortization of actuarial gain	67	—	—
Total recognized in other comprehensive (income)	(338)	(4,088)	(722)
Total recognized in net periodic benefit (income) and other comprehensive (income)	$(638)	$(4,841)	$(978)

The following table summarizes the change in benefit obligation and fair values of plan assets for the years ended December 31,:

	Pension Benefits		
	2023	2022	2021[1]
Change in benefit obligation:			
Benefit obligation, beginning balance	$28,044	$ 40,005	$41,206
Interest cost	1,486	1,104	441
Actuarial (gain) loss	535	(10,930)	(1,091)
Benefits paid	(3,604)	(2,135)	(551)
Benefit obligation, ending balance	26,461	28,044	40,005
Change in plan assets:			
Fair value of plan assets, beginning balance	19,235	26,355	26,578
Actual gain (loss) on plan assets	2,659	(4,985)	328
Employer contributions	4,106	—	—
Benefits paid	(3,604)	(2,135)	(551)
Fair value of plan assets, ending balance	22,396	19,235	26,355
Unfunded status	$ 4,065	$ 8,809	$13,650

---

(1) Benefit obligation assumed in connection with the acquisition of MDC. Beginning balance is as of July 31, 2021.

Amounts recognized in the Consolidated Balance Sheets at December 31, consist of the following:

	Pension Benefits	
	2023	2022
Non-current liability	$4,065	$8,809
Net amount recognized	$4,065	$8,809

Amounts recognized in Accumulated other comprehensive loss before income taxes consists of the following components for the years ended December 31,:

	Pension Benefits		
	2023	2022	2021
Accumulated net actuarial gains	$5,148	$4,810	$722
Amount recognized	$5,148	$4,810	$722

As of December 31, 2023 and 2022, the weighted average discount rates used to determine benefit obligations were 5.34% and 5.47%, respectively.

The discount rate assumptions at December 31, 2023 and 2022 were determined independently. The discount rate was derived from the effective interest rate of a hypothetical portfolio of high-quality bonds, whose cash flows match the expected future benefit payments from the plan as of the measurement date.

Fair Value of Plan Assets and Investment Strategy

As of December 31, 2023 and 2022, the plan assets consisted of receivables, money market fund — short term investments, and mutual funds, which were all Level 1 assets within the fair value hierarchy. The fair value of the receivables, money market fund — short term investments, and mutual funds were approximately $0.1 million, $0.8 million, and $21.5 million, respectively, as of December 31, 2023 and approximately $0.1 million, $0.8 million, and $18.4 million, respectively, as of December 31, 2022.

See Note 18 of the Notes included herein for additional information regarding the fair value hierarchy.

The pension plan's weighted average asset allocation for the years ended December 31, 2023 and 2022 were as follows:

	Target Allocation	Actual Allocation	
	2023	2023	2022
Asset Category:			
Equity securities	65.0%	69.6%	67.4%
Debt securities	30.0%	26.6%	28.4%
Cash/cash equivalents and Short-term investments	5.0%	3.8%	4.2%
Total	100.0%	100.0%	100.0%

The goals of the pension plan investment program are to fully fund the obligation to pay retirement benefits in accordance with the plan documents and to provide returns that, along with appropriate funding from the Company, maintain an asset/liability ratio that is in compliance with all applicable laws and regulations and assures timely payment of retirement benefits.

Equity securities primarily include investments in companies located in the United States with readily available prices and mid to large-cap companies that are traded in foreign markets. Debt securities are diversified across different asset types with bonds issued in the United States as well as outside the United States. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the preceding tables.

Cash Flows

The pension plan contributions are deposited into a trust, and the pension plan benefit payments are made from trust assets. The Company made contributions to the pension plan totaling $4.1 million during 2023 and did not make contributions in 2022 or 2021. The Company estimates that it will make $1.1 million in contributions to the pension plan in 2024. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefit costs and contributions in future periods.

The estimated benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the amount of $1.9 million in 2024, $1.8 million in 2025, $1.8 million in 2026, $1.8 million in 2027, $1.8 million in 2028, and $9.5 million thereafter.

13. Noncontrolling and Redeemable Noncontrolling Interests

When acquiring less than 100% ownership of an entity, the Company may enter into agreements that give the Company an option to purchase, or require the Company to purchase, the incremental ownership interests under certain circumstances. Where the option to purchase the incremental ownership is within the Company's control, the amounts are recorded as Noncontrolling interests within Shareholders' Equity in the Consolidated Balance Sheets. Where the incremental purchase may be required of the Company, the amounts are recorded as Redeemable noncontrolling interests in mezzanine equity in the Consolidated Balance Sheets at their estimated acquisition date redemption value and adjusted at each reporting period for changes to their estimated redemption value through Retained earnings (but not less than their initial redemption value), except for foreign currency translation adjustments.

The following table presents Net income attributable to noncontrolling and redeemable noncontrolling interests between holders of Class C Common Stock and other equity interest holders for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	2022	2021
	(dollars in thousands)		
Net income attributable to Class C shareholders	$39,066	$16,004	$ 6,126
Net income attributable to other equity interest holders	3,076	5,986	9,170
Net income attributable to noncontrolling interests	$42,142	$21,990	$15,296
Net income (loss) attributable to redeemable noncontrolling interests	(634)	8,135	(412)
Net income attributable to noncontrolling and redeemable noncontrolling interests	$41,508	$30,125	$14,884

The following table presents noncontrolling interests between holders of Class C Common Stock and other equity interest holders as of December 31, 2023 and December 31, 2022:

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Noncontrolling interest of Class C shareholders	$436,215	$399,316
Noncontrolling interest of other equity interest holders	32,362	30,848
Total noncontrolling interests	$468,577	$430,164

The following table presents changes in redeemable noncontrolling interests:

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Beginning balance	$ 39,111	$43,364
Redemptions[1]	(22,172)	(1,400)
Distributions	(5,800)	(2,822)
Changes in redemption value	442	(8,711)
Net income (loss) attributable to redeemable noncontrolling interests	(634)	8,135
Other	(155)	545
Ending balance	$ 10,792	$39,111

(1) Redemptions for the year ended December 31, 2023, is associated with redeemable noncontrolling interest of a certain brand we did not previously own. The amount was reclassified as a deferred acquisition contingent obligation (see Note 9).

The noncontrolling shareholders' ability to exercise any such option right is subject to the satisfaction of certain conditions, including conditions requiring notice in advance of exercise and specific employment termination conditions. In addition, these rights cannot be exercised prior to specified staggered exercise dates. The exercise of these rights at their earliest contractual date would result in obligations of the Company to fund the related amounts during 2024 to 2028. It is not determinable, at this time, if or when the owners of these rights will exercise all or a portion of these rights.

The redeemable noncontrolling interest of $10.8 million as of December 31, 2023, consists of $7.3 million, assuming that the subsidiaries meet certain performance metrics, and $3.5 million upon termination of such owner's employment with the applicable subsidiary or death.

These adjustments will not impact the calculation of earnings (loss) per share if the redemption values are less than the estimated fair values. As such, there is no related impact on the Company's earnings per share calculations for the year ended December 31, 2023 and 2022.

Comprehensive Loss Attributable to Noncontrolling and Redeemable Noncontrolling Interests

For the year ended December 31, 2023, comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests was $47.4 million, which consists of $41.5 million of net income and $5.9 million of other comprehensive income.

For the year ended December 31, 2022, comprehensive income attributable to the noncontrolling and redeemable noncontrolling interests was $6.6 million, which consists of $30.1 million of net income and $23.5 million of other comprehensive loss.

14. Commitments, Contingencies, and Guarantees

Legal Proceedings. The Company's operating entities are involved in legal proceedings and regulatory inquiries of various types. While any litigation or investigation contains an element of uncertainty, the Company has no reason to believe that the outcome of such proceedings or claims will have a material adverse effect on the financial condition or results of operations of the Company.

Guarantees. Generally, the Company has indemnified the purchasers of certain assets in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company. These types of indemnification guarantees typically extend for a number of years. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying Audited Consolidated Financial Statements with respect to these indemnification guarantees. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and would recognize any such losses under any guarantees or indemnifications in the period when those losses are probable and estimable.

Commitments. At December 31, 2023, the Company had $16.2 million of undrawn letters of credit outstanding.

The Company entered into three operating leases for which the commencement date has not yet occurred as of December 31, 2023. See Note 10 of the Notes included herein for additional information.

In the ordinary course of business, the Company may enter into long-term, non-cancellable contracts with partner associations that include revenue or profit-sharing commitments related to the provision of its services. These contracts may also include provisions that require the partner associations to meet certain performance targets prior to any obligation to the Company. As of December 31, 2023, the Company estimates its future minimum commitments under these non-cancellable agreements to be: $7.3 million, $7.0 million, $4.2 million, $3.0 million, $3.1 million and $3.8 million for 2024, 2025, 2026, 2027, 2028, and thereafter, respectively.

The Company has also entered into a certain long-term, non-cancellable contract with a certain vendor for cloud services that requires the Company to commit to minimum spending over the contract term. As of December 31, 2023, the Company estimates its future minimum commitments under this agreement to be: $5.7 million, $6.9 million, $8.7 million, $10.4 million, $12.7 million and $15.3 million for 2024, 2025, 2026, 2027, 2028, and thereafter, respectively.

15. Share Capital

The authorized and outstanding share capital of the Company is below.

Class A Common Stock

There are 1.0 billion shares of Class A Common Stock authorized, of which 118.5 million shares were issued and outstanding as of December 31, 2023. Each share of Class A Common Stock carries one vote and represents an economic interest in the Company.

Class C Common Stock

There are 250.0 million shares of Class C Common Stock authorized, of which 151.6 million shares were issued and outstanding as of December 31, 2023. Each share of Class C Common Stock carries one vote and does not represent an economic interest in the Company. Each share of Class C Common Stock is paired with a corresponding common unit of OpCo (each such paired share of Class C Common Stock and common unit of OpCo, a "Paired Unit"). Each holder of Paired Units may, at its option, exchange such Paired Units for shares of Class A Common Stock on a one-to-one basis (i.e., one Paired Unit for one share of Class A Common Stock).

In the year ended December 31, 2023, holders of the Paired Units exchanged 9.3 million Paired Units for the same number of shares of Class A Common Stock.

Class A Common Stock Repurchases

The Company may purchase shares of Class A Common Stock under its stock repurchase program (the "Repurchase Program") as well as repurchases outside of the Repurchase Program.

On March 1, 2023, the Company's board of directors (the "Board") authorized an extension and a $125.0 million increase in the size of the Repurchase Program to an aggregate of $250.0 million, with any previous purchases under the Repurchase Program continuing to count against that limit. The Repurchase Program, as amended, will expire on March 1, 2026.

Under the Repurchase Program, share repurchases may be made at our discretion from time to time in open market transactions at prevailing market prices, including through trading plans that may be adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, in privately negotiated transactions, or through other means. The timing and number of shares repurchased under the Repurchase Program will depend on a variety of factors, including the performance of our stock price, general market and economic conditions, regulatory requirements, the availability of funds, and other considerations we deem relevant. The Repurchase Program may be suspended, modified or discontinued at any time without prior notice. Our Board will review the Repurchase Program periodically and may authorize adjustments of its terms.

During the year ended December 31, 2023, 9.9 million shares of Class A Common Stock were repurchased pursuant to the Repurchase Program at an aggregate value, excluding fees, of $59.5 million. These shares were repurchased at an average price of $6.00 per share. The remaining value of shares of Class A Common Stock permitted to be repurchased under the Repurchase Program was $138.6 million as of December 31, 2023.

In addition to the repurchases under the Repurchase Program, on May 23, 2023, the Company repurchased 23.3 million shares of Class A Common Stock from certain affiliates of AlpInvest Partners B.V. at a price of $6.43 per share, for an aggregate total repurchase price of $150.0 million.

Employee Stock Purchase Plan

The Company's 2023 Employee Stock Purchase Plan (the "ESPP") was approved by stockholders and adopted by the Board in 2023. A total of 3.0 million shares of Class A Common Stock was reserved for sale under the ESPP to eligible employees as defined in the plan. Under the ESPP, eligible employees can elect to withhold up to 15% of their earnings, subject to certain maximums, to purchase shares of Class A Common

Stock on certain plan-defined dates. The purchase price for each offering period is 92.5% of the fair market value of shares of Class A Common Stock at the end of the offering period. The plan is considered compensatory resulting in the fair value of the discount being expensed over the service period.

The total number of shares authorized that remained available to be issued was 2.9 million as of December 31, 2023. During the year ended December 31, 2023, there were no material expenses incurred by the Company related to the ESPP and contributions to the ESPP were nominal.

Stock-based Awards

The Company's stock-based awards outstanding consist of restricted stock units, restricted stock and stock appreciation rights ("SAR awards"). The total number of shares authorized that remained available to be issued for future awards was 6.5 million as of December 31, 2023 and 12.9 million as of December 31, 2022.

For the years ended December 31, 2023, 2022, and 2021, the Company recognized total stock-based compensation expense related to all stock compensation awards of $51.2 million, $36.7 million, and $75.0 million, respectively. The related income tax benefit for the years ended December 31, 2023, 2022, and 2021 was $13.0 million, $4.1 million, and $5.3 million, respectively.

The following tables summarize stock-based activity of awards authorized under our employee stock incentive plans and awards (such as inducement awards) and other share-based commitments that have met the requirements to be issued separate from shareholder-approved stock incentive plans.

The following table summarizes information about time-based and performance-based restricted stock and restricted stock unit awards:

| | Time-Based Awards | | Performance-Based Awards | |
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	6,269	$7.07	2,386	$7.74
Granted	6,595	7.19	1,328	7.24
Vested	(5,479)	7.00	—	—
Forfeited	(213)	7.25	(3)	5.01
Balance at December 31, 2023	7,172	$7.23	3,711	$7.56

The weighted average grant date fair value of time-based awards granted in 2022 and 2021 was $7.38 and $5.51, respectively. The weighted average grant date fair value of performance-based awards granted in 2022 and 2021 was $8.68 and $7.03, respectively.

The vesting of the performance-based awards is contingent primarily upon the Company meeting certain cumulative revenue and earnings targets, primarily three years, and continued employment through the vesting date. The term of the time-based awards is generally three years with vesting generally one to three years. The vesting period of the time-based and performance-based awards is generally commensurate with the requisite service period.

The total fair value of restricted stock and restricted stock unit awards, which vested during the years ended December 31, 2023, 2022, and 2021, was $38.4 million, $77.3 million, and $1.5 million respectively. At December 31, 2023, the weighted average remaining contractual life for time-based and performance-based awards was 0.67 and 1.33 years, respectively.

At December 31, 2023, the unrecognized compensation expense for time-based awards was $21.3 million and will be recognized over a weighted average period of 0.67 years.

At December 31, 2023, the unrecognized compensation expense for performance-based awards was $12.3 million and will be recognized over a weighted average period of 1.33 years.

The following table summarizes information about SAR awards:

| | SAR Awards | | |
	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Balance at December 31, 2022	4,845	$2.78	$4.57
Granted	225	2.23	6.79
Forfeited	—	—	—
Exercised	(1,948)	3.02	2.93
Balance at December 31, 2023	3,122	$2.59	$5.74

The weighted average grant date fair value of SAR awards granted in 2021 was $2.39. There were no SAR awards granted in 2022.

We use the Black-Scholes option-pricing model to estimate the fair value of SAR awards.

The grant date fair value of the SAR awards granted in 2021 ranged from $2.20 to $3.66 per share. The assumptions used to value the SAR awards granted in 2021 were as follows: expected life ranging from 2.8 to 4 years, risk free interest rate of approximately 1.0%, expected volatility ranging from 35.5% to 38.1%, and dividend yield of 0%.

The grant date fair value of the SAR awards granted in 2023 ranged from $2.10 to $2.35 per share. The assumptions used to value the SARS granted in 2023 were as follows: expected life ranging from 3 to 4 years, risk free interest rate of approximately 4.6%, expected volatility ranging from 34.6% to 36.7%, and dividend yield of 0%. These SAR awards vest in 1 to 3 years. The vesting period of these awards is generally commensurate with the requisite service period. The term of these awards is 5 years.

Certain of the Company's SAR awards are settled in cash. These awards are liability classified and remeasured at each reporting period. As of December 31, 2023, the assumptions for the Black-Scholes model for these awards were as follows: expected life ranging from 0 to 3 years, risk free interest rate of approximately 5%, expected volatility ranging from 26.7% to 42.1%, and dividend yield of 0.0%. The remaining term of these awards as of December 31, 2023, ranges from approximately 0.2 years to 4 years.

During the year ended December 31, 2023, certain SAR awards were modified from equity to cash settled. The SAR awards were fair valued on the date of modification, reclassed from equity to liability and resulted in incremental stock-based compensation expense of $4.4 million.

For the year ended December 31, 2023, 0.5 million SAR awards vested. As of December 31, 2023, 2.4 million SAR awards vested and were exercisable.

The total intrinsic value of SAR awards exercised during the years ended December 31, 2023 and 2022 was $8.1 million and $0.1 million, respectively. There were no SAR awards exercised during the year ended December 31, 2021. As of December 31, 2023, the aggregate intrinsic value of the SAR awards outstanding was $5.3 million and the weighted average remaining contractual life for these awards was 1.02 years. As of December 31, 2023, the aggregate intrinsic value of the SAR awards exercisable was $5.3 million and the weighted average remaining contractual life for these awards was 0 years. The weighted average exercise price of SAR awards exercisable as of December 31, 2023 was $5.12.

At December 31, 2023, the unrecognized compensation expense for these awards was $0.4 million, to be recognized over a weighted average period of 1.02 years.

Subsidiary Awards

Certain of the Company's subsidiaries grant awards to their employees providing them with an equity interest in the respective subsidiary (the "profits interests awards"). The profits interests awards generally provide the employee the right, but not the obligation, to sell its profits interest in the subsidiary to the

Company based on a performance-based formula and, in certain cases, receive a profit share distribution. The profits interests awards are settled in cash and the corresponding liability was $20.3 million and $21.0 million at December 31, 2023 and 2022, respectively and is included as a component of Accruals and other liabilities and Other liabilities on the Consolidated Balance Sheets. The change in the profits interest liabilities for the years ended December 31, 2023 and 2022 was an increase of $3.9 million and a decrease of $4.2 million, respectively and was recorded as stock-based compensation in Cost of Services within the Statements of Operations.

16. Changes in Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) for the years ended December 31, were:

	Defined Benefit Pension	Foreign Currency Translation	Total
Balance at December 31, 2021	$ 722	$ (6,000)	$ (5,278)
Other comprehensive income (loss) before reclassifications	4,088	(14,288)	(10,200)
Other comprehensive income (loss)	4,088	(14,288)	(10,200)
Balance at December 31, 2022	4,810	(20,288)	(15,478)
Other comprehensive income before reclassifications	338	2,073	2,411
Other comprehensive income	338	2,073	2,411
Balance at December 31, 2023	$5,148	$(18,215)	$(13,067)

17. Income Taxes

The components of the Company's income before income taxes and equity in earnings of non-consolidated affiliates by taxing jurisdiction for the years ended December 31, were:

	2023	2022	2021
Income (Loss):			
U.S.	$66,432	$31,681	$38,717
Non-U.S.	24,637	43,904	20,841
	$91,069	$75,585	$59,558

The provision (benefit) for income taxes by taxing jurisdiction for the years ended December 31, were:

	2023	2022	2021
Current tax provision			
U.S. federal	$ 4,868	$ 13,229	$ 7,259
U.S. state and local	3,103	8,106	7,459
Non-U.S.	13,143	22,368	12,498
	21,114	43,703	27,216
Deferred tax provision (benefit):			
U.S. federal	18,168	(16,132)	(143)
U.S. state and local	7,017	701	(2,521)
Non-U.S.	(5,742)	(2,810)	(1,154)
	19,443	(18,241)	(3,818)
Income tax expense	$40,557	$ 25,462	$23,398

A reconciliation of income tax expense (benefit) using the U.S. federal income tax rate compared with actual income tax expense for the years ended December 31, is as follows:

	2023	2022	2021
Income before income taxes, equity in non-consolidated affiliates and noncontrolling interest	$91,069	$ 75,585	$59,558
Statutory income tax rate	21.0%	21.0%	21.0%
Tax expense using U.S. statutory income tax rate	$19,124	$ 15,873	$12,507
Impact of disregarded entity structure	(8,520)	(3,355)	(6,954)
Foreign, net	(3,684)	6,930	5,995
State taxes, net	8,422	8,807	4,327
Stock compensation	400	(1,342)	4,009
Valuation allowance	11,791	4,932	(15)
Revaluation of TRA step up	(424)	(5,109)	—
Gain on sale of business	8,347	—	
Prior year adjustments	5,617	(17,205)	—
Goodwill impairments	—	14,645	—
Other, net	(516)	1,286	3,529
Income tax expense	$40,557	$ 25,462	$23,398
Effective income tax rate	44.5%	33.7%	39.3%

Prior to merger, the Company was a limited liability company classified as a disregarded entity for U.S. federal income tax purposes, and as such was not subject to taxes from a U.S. federal income tax perspective. After the merger, the Company is a corporation with an investment in a limited liability company classified as a partnership for U.S. federal income tax purposes, and as such a portion of the consolidated income is not subject to taxes from a U.S. federal income tax perspective. The tax rate of 21.0% has been used to capture the U.S. federal taxes of the Company and the corporations owned by the Company and recorded in the Consolidated Statements of Operations and Comprehensive Income.

In August 2022, the United States enacted to the Inflation Reduction Act of 2022 ("IRA"), which creates a new book minimum tax of at least 15% of consolidated GAAP pre-tax income for corporations with average book income in excess of $1 billion. We do not expect an increase in our tax liability from this new book minimum tax in 2023.

Income taxes receivable were $21.6 million and $5.2 million at December 31, 2023 and 2022, respectively, and were included in other current assets on the balance sheet. Long-term income taxes receivable were $12.5 million at December 31, 2023 and 2022, and were included in other assets on the balance sheet. Income taxes payable were $5.7 million and $13.5 million at December 31, 2023 and 2022, respectively, and were included in accrued and other liabilities on the balance sheet.

The tax effects of significant temporary differences representing deferred tax assets and liabilities at December 31, were as follows:

	2023	2022	2021
Deferred tax assets:			
Net operating losses	$ 29,835	$ 44,001	$ 33,112
Tax credits	6,355	7,104	6,644
Operating lease liability	50,657	52,442	48,173
Interest deductions	36,618	30,681	30,760
Accruals and other liabilities	252	2,794	3,720
TRA and related step-up, net of amortization	29,007	30,556	—

	2023	2022	2021
Other	13,568	10,584	15,160
Gross deferred tax asset	166,292	178,162	137,569
Less: valuation allowance	(26,288)	(14,395)	(5,825)
Net deferred tax assets	$140,004	$163,767	$ 131,744
Deferred tax liabilities:			
Right-of-use lease asset – operating leases	38,261	40,012	37,001
Property and equipment, net	11,553	9,329	4,212
Goodwill and intangibles	83,335	85,990	83,607
Residual basis differences	—	—	102,297
Other	205	940	6,854
Total deferred tax liabilities	133,354	136,271	233,971
Net deferred tax asset (liability)	$ 6,650	$ 27,496	$(102,227)
Deferred tax assets	$ 47,159	$ 68,375	$ 866
Deferred tax liabilities	(40,509)	(40,879)	(103,093)
	$ 6,650	$ 27,496	$(102,227)

The preliminary deferred tax liability for the Company's residual basis difference in OpCo of $102.3 million reflected in the table above as of December 31, 2021 was adjusted to zero as of December 31, 2022 to reflect the finalization of the Company's book and tax basis in OpCo. This deferred tax liability had a balance of $119.5 million as of September 30, 2022 that should have been zero. In addition, a deferred tax liability of $16.7 million, and the associated reduction to additional paid-in-capital was not recorded when the exchanges of Paired Units for Class A Common Stock occurred in February 2022. The correction has been reflected as of December 31, 2022.

Tax Receivables Agreement

In connection with the closing of the Transaction, we entered into the Tax Receivables Agreement ("TRA") with OpCo and Stagwell Media, pursuant to which we are required to make cash payments to Stagwell Media equal to 85% of certain U.S. federal, state and local income tax or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) increases in the tax basis of OpCo's assets resulting from exchanges of Paired Units (defined in Note 11) for shares of Class A Common Stock or cash, as applicable, and (ii) certain other tax benefits related to us making payments under the TRA.

The Company accounts for amounts payable under the TRA in accordance with ASC 450-Contingencies. We will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance and a corresponding reduction to the TRA liability. The amounts to be recorded for both the deferred tax assets and the liability under the TRA will be estimated at the time of any purchase or exchange as a reduction to shareholders' equity, and the effects of changes in any of our estimates after this date will be included in net income or loss. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income or loss.

In the first quarter of 2022, the Company had its first exchange of Paired Units for shares of Class A Common Stock and recorded its initial TRA liability. Further exchanges have been made in the subsequent quarters in 2022 and no further exchanges in 2023. As of December 31, 2023, and 2022, the Company has recorded a TRA liability of $26.9 million and $26.6 million, respectively, and a deferred tax asset, net of amortization of $29.0 million and $30.6 million, respectively, in connection with the exchanges of the Paired Units and the projected obligations under the TRA.

Stagwell Inc. itself has net operating loss carryforwards of $58.1 million relating to U.S. states which expire years 2026 through 2042. Stagwell Inc. also had indefinite net operating loss carryforwards less than

126

$0.1 million relating to states. Stagwell Inc. also has foreign and state tax credits and general business carryovers of $6.4 million which expire between 2024 and 2031.

Stagwell Inc.'s consolidated corporate subsidiaries also have net operating loss carryforwards which expire in years 2031 through 2042. These definite lived net operating loss carryforwards consist of $13.8 million relating to U.S. federal, $8.0 million relating to states and $32.9 million relating to non-U.S. The corporate subsidiaries also have indefinite net operating loss carryforwards which consist of $17.1 million relating to U.S. federal, and $48.6 million relating to states, and $46.3 million relating to non-U.S. The majority of the consolidated corporate subsidiaries' U.S. tax attributes are subject to an annual limitation as a result of historic acquisitions which constituted a change of ownership as defined under Internal Revenue Code 382.

The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management evaluates all positive and negative evidence and considers factors such as the reversal of taxable temporary differences, taxable income in eligible carryback years, future taxable income, and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

The Company maintained a valuation allowance of $26.3 million as of December 31, 2023, relating to both U.S. and foreign deferred tax assets, and $14.4 million as of December 31, 2022 relating to U.S. and foreign deferred tax assets.

The Company is permanently reinvested with respect to its foreign earnings in certain jurisdictions, and no deferred taxes have been recorded related to such earnings as the determination of the amount is not practicable. The Company currently does not intend to distribute previously taxed income. Upon distribution in the future, the Company may incur state and foreign withholding taxes on such income, the amount of which is not practicable to compute.

As of December 31, 2023 and 2022, the Company recorded a liability for unrecognized tax benefits as well as applicable penalties and interest in the amount of $1.8 million and $2.2 million, respectively. It is the Company's policy to classify interest and penalties arising in connection with unrecognized tax benefits as a component of income tax expense. As of December 31, 2023 and 2022, accrued penalties and interest included in unrecognized tax benefits were $1.8 million and less than $0.1 million, respectively. If these unrecognized tax benefits were to be recognized, it would affect the Company's effective tax rate.

	2023	2022
A reconciliation of the change in unrecognized tax benefits is as follows:		
Unrecognized tax benefit – Beginning Balance	$ 2,136	$1,038
Current year positions	288	—
Prior period positions	(1,840)	1,850
Settlements	(289)	(477)
Lapse of statute of limitations	(286)	(275)
Unrecognized tax benefits – Ending Balance	$ 9	$2,136

It is reasonably possible that the amount of unrecognized tax benefits could decrease by a range of $— to less than $0.1 million in the next twelve months as a result of expiration of certain statute of limitations.

The Company is subject to taxation and files income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. The statute of limitations for tax years prior to 2020 are closed for U.S. federal purposes. The statute of limitations for tax years prior to 2017 have also expired in non-U.S. jurisdictions.

18. Fair Value Measurements

A fair value measurement assumes a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The hierarchy for observable and unobservable inputs used to measure fair value into three broad levels are described below:

- Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2 — Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

- Level 3 — Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial Instruments that are not Measured at Fair Value on a Recurring Basis

The following table presents certain information for our financial liability that is not measured at fair value on a recurring basis as of December 31, 2023 and December 31, 2022:

| | December 31, 2023 | | December 31, 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
5.625% Notes	$1,100,000	$1,010,658	$1,100,000	$902,000

The fair value of this instrument is based on quoted market prices in markets that are not active. Therefore, this debt is classified as Level 2 within the fair value hierarchy.

Financial Instruments Measured at Fair Value on a Recurring Basis

Contingent deferred acquisition consideration (Level 3 fair value measurement) is initially recorded at the acquisition date fair value and adjusted at each reporting period. The estimated liability is determined in accordance with models of each business' future performance, including revenue growth and free cash flows. These models are dependent upon significant assumptions, such as the growth rate of the earnings of the relevant subsidiary during the contractual period and the discount rate. These growth rates are consistent with the Company's long-term forecasts. As of December 31, 2023, the discount rate used to measure these liabilities was 5.1%.

As these estimates require the use of assumptions about future performance, which are uncertain at the time of estimation, the fair value measurements presented on the Consolidated Balance Sheets are subject to material uncertainty.

See Note 9 of the Notes included herein for additional information regarding contingent deferred acquisition consideration.

As of December 31, 2023 and December 31, 2022, the carrying amount of the Company's financial instruments, including cash, cash equivalents, accounts receivable and accounts payable, approximated fair value because of their short-term maturity.

Non-financial Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

Certain non-financial assets are measured at fair value on a nonrecurring basis, primarily goodwill, intangible assets (Level 3 fair value measurements) and right-of-use lease assets (Level 2 fair value measurement). Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic evaluations for potential impairment.

See Note 8 of the Notes included herein for additional information on goodwill and intangible assets and Note 10 of the Notes included herein for additional information on right-of-use lease assets.

19. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties, including its affiliates. The transactions may range in the nature and value of services underlying the arrangements. The following table presents significant related party transactions where a third party receives services from the Company:

Services	Total Transaction Value	Revenue			Due From Related Party	
		Year Ended December 31,			December 31,	
		2023	2022	2021	2023	2022
		(dollars in thousands)				
Marketing and advertising services[1]	$465 and Continuous[7]	$2,576	$ 2,240	$ —	$1,518	$1,047
Marketing and advertising services[2]	$3,576 and Continuous[7]	894	7,449	950	4,381	4,831
Marketing and website development services[3]	$6,496 and Continuous[7]	3,566	7,185	9,440	694	488
Polling services[4]	$1,903	1,042	379	436	160	280
Polling services[5]	$830	350	339	—	39	—
Polling services[6]	$4,431	1,046	3,450	—	—	—
Total		$9,474	$21,042	$10,826	$6,792	$6,646

(1) A member of the Company's Board holds an executive leadership position or is on the Board of the client.

(2) Brands' partners and executives either hold a key leadership position in or are on the Board of the client.

(3) Client has a significant interest in the Company.

(4) A family member of the Company's Chief Executive Officer holds a key leadership position in the client.

(5) A family member of the Company's President holds a key leadership position in the client.

(6) Founder of the client has significant interest in the Company.

(7) Certain of the contractual arrangements within these transactions were entered into for an indefinite term and are invoiced as services are provided, while others have a fixed definitive contract value.

In 2019, a Brand entered into a loan agreement with a related party who holds a minority interest in the Brand. The loan receivable of $0.8 million and $3.6 million due from the third party is included within Other current assets in the Company's Consolidated Balance Sheets as of December 31, 2023 and December 31, 2022, respectively. The Company recognized $0.3 million, $0.5 million and $0.3 million for the year ended December 31, 2023, 2022, and 2021 respectively, of interest income within Interest expense, net on its Consolidated Statements of Operations. In addition, in 2021, the Brand entered into an arrangement to obtain sales and management services from the same third party. Under the arrangement, the Brand has incurred $2.4 million, $2.0 million and $0.8 million of related party expense for the year ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and December 31, 2022, $0.6 million and $1.4 million, respectively, was due to the third party.

In 2018, a Brand entered into an agreement to provide marketing and advertising services to a related party whose partners hold executive leadership positions in the Brand. Under the arrangement, the Brand recognized $0.8 million, $1.0 million, and $0.7 million of revenue for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 nothing was from the related party, and as of December 31, 2022, $0.8 million was due from the related party. In addition, on behalf of the related party, the Brand serves as an agent to transfer funds from one of the related party's customers to the related party. The Brand does not receive revenue from this arrangement. As of December 31, 2023 $0.7 million was due to the related party, and nothing was due as of December 31, 2022.

In 2022, the Company made loans to three employees of a subsidiary each in the amount of $0.9 million, together with interest on the unpaid principal balance at a fixed interest rate equal to 3.5% per annum, compounding quarterly. The cash from the loan was used by the employees to purchase the noncontrolling interest of 13.3% in TMA Direct.

20. Segment Information

The Company determines an operating segment if a component (i) engages in business activities from which it earns revenues and incurs expenses, (ii) has discrete financial information, and is (iii) regularly reviewed by the Chief Operating Decision Maker ("CODM"), who is Mark Penn, Chief Executive Officer and Chairman, to make decisions regarding resource allocation for the segment and assess its performance. Once operating segments are identified, the Company performs an analysis to determine if aggregation of operating segments is applicable. This determination is based upon a quantitative analysis of the expected and historic average long-term profitability for each operating segment, together with a qualitative assessment to determine if operating segments have similar operating characteristics.

The CODM uses Adjusted EBITDA (defined below) as a key metric, to evaluate the operating and financial performance of a segment, identify trends affecting the segments, develop projections and make strategic business decisions. Adjusted EBITDA is defined as Net income excluding non-operating income or expense to achieve operating income, plus depreciation and amortization, stock-based compensation, deferred acquisition consideration adjustments, and other items. Other items include restructuring costs, acquisition-related expenses, and non-recurring items.

The Company made changes to its internal management and reporting structure in the first quarter of 2023, resulting in an update to our reportable segments (Networks). The change in reportable segments was that Mono, previously in the Integrated Agencies Network, is now within Allison & Partners in the Communications Network, Storyline (a Brand specializing in research and survey generation), previously in the Communications Network, is now within Constellation in the Integrated Agencies Network. Periods presented prior to the first quarter of 2023 have been recast to reflect the reclassification of certain reporting units (Brands) between operating segments.

The Company has three reportable segments as follows: "Integrated Agencies Network," "Brand Performance Network" and the "Communications Network." In addition, the Company combines and discloses operating segments that do not meet the aggregation criteria, and includes the elimination of certain intercompany services, as "All Other." This segment also includes the elimination of intercompany revenue. The Company also reports corporate expenses, as further detailed below, as "Corporate." All segments follow the same basis of presentation and accounting policies as those described throughout the Notes included herein.

- The **Integrated Agencies Network** includes five operating segments: the Anomaly Alliance, Constellation, the Doner Partner Network, Code and Theory, and National Research Group. The operating segments offer an array of complementary services spanning our core capabilities of Digital Transformation, Performance Media & Data, Consumer Insights & Strategy, and Creativity & Communications. The Brands included in the operating segments that comprise the Integrated Agencies Network reportable segment are as follows: Anomaly Alliance (Anomaly), Constellation (72andSunny, Colle McVoy, Hunter, Instrument, Redscout, Team Enterprises, Harris Insights, Left Field Labs, and Movers and Shakers), the Doner Partner Network (Doner, KWT Global, Harris X, Veritas, Doner North, and Yamamoto (Brands)), Code and Theory, and National Research Group. ConcentricLife, which was part of Anomaly Alliance was sold on October 31, 2023.

  These operating segments share similar characteristics related to (i) the nature of their services; (ii) the type of clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. In addition, these operating segments may occasionally compete with each other for new business or have business move between them.

- The **Brand Performance Network** ("BPN") is comprised of a single operating segment. BPN includes a unified media and data management structure with omnichannel media placement, creative media consulting, influencer and business-to-business marketing capabilities. Our Brands in this segment aim to provide scaled creative performance through developing and executing sophisticated omnichannel campaign strategies leveraging significant amounts of consumer data. BPN's Brands provide media solutions such as audience analysis, media planning, and buying across a range of digital and traditional platforms (out-of-home, paid search, social media, lead generation, programmatic, television, broadcast, among others) and includes multichannel Brands Assembly, Brand New Galaxy, Crispin Porter Bogusky, Forsman & Bodenfors, Goodstuff, Bruce Mau, digital creative & transformation consultancy Gale, B2B specialist Multiview, CX specialists Kenna, and travel media experts Ink.

- The **Communications Network** reportable segment is comprised of a single operating segment, our specialist network that provides advocacy, strategic corporate communications, investor relations, public relations, online fundraising and other services to both corporations and political and advocacy organizations and consists of our Allison brands, SKDK brands, and Targeted Victory brands.

- **All Other** consists of the Company's digital innovation group and Stagwell Marketing Cloud Group, including Maru and Epicenter, and products such as ARound, PRophet and SmartAssets.

- **Corporate** consists of corporate office expenses incurred in connection with the strategic resources provided to the operating segments, as well as certain other centrally managed expenses that are not fully allocated to the operating segments. These office and general expenses include (i) salaries and related expenses for corporate office employees, including employees dedicated to supporting the operating segments, (ii) occupancy expenses relating to properties occupied by all corporate office employees, (iii) other office and general expenses including professional fees for the financial statement audits and other public company costs, and (iv) certain other professional fees managed by the corporate office. Additional expenses managed by the corporate office that are directly related to the operating segments are allocated to the appropriate reportable segment and the All Other category.

	Year Ended December 31,		
	2023	**2022**	**2021**
	(dollars in thousands)		
Revenue:			
Integrated Agencies Network	$1,378,109	$1,474,970	$ 771,123
Brand Performance Network	768,776	757,208	424,632
Communications Network	333,707	435,652	247,766
All Other	46,585	19,962	25,842
Total Revenue	$2,527,177	$2,687,792	$1,469,363
Adjusted EBITDA:			
Integrated Agencies Network	$ 271,322	$ 292,293	$ 165,385
Brand Performance Network	96,015	115,835	65,942
Communications Network	51,819	87,032	43,741
All Other	(10,607)	(931)	(772)
Corporate	(48,410)	(43,111)	(20,644)
Total Adjusted EBITDA	$ 360,139	$ 451,118	$ 253,652
Depreciation and amortization	$ (142,831)	$ (131,273)	$ (77,503)
Impairment and other losses	(11,395)	(122,179)	(16,240)
Stock-based compensation	(57,179)	(33,152)	(75,032)
Deferred acquisition consideration	(13,060)	13,405	(18,721)
Other items, net	(45,147)	(18,691)	(21,430)
Total Operating Income	$ 90,527	$ 159,228	$ 44,726
Other Income (expenses):			
Interest expense, net	$ (90,644)	$ (76,062)	$ (31,894)
Foreign exchange, net	(2,960)	(2,606)	(3,332)
Gain on sale of business	94,505	—	43,038
Other, net	(359)	(4,975)	7,020
Income before income taxes and equity in earnings of non-consolidated affiliates	91,069	75,585	59,558
Income tax expense	40,557	25,462	23,398

	Year Ended December 31,		
	2023	**2022**	**2021**
	(dollars in thousands)		
Income before equity in earnings of non-consolidated affiliates	50,512	50,123	36,160
Equity in (loss) of non-consolidated affiliates	(8,870)	(79)	(240)
Net income	41,642	50,044	35,920
Net (income) loss attributable to noncontrolling and redeemable noncontrolling interests	(41,508)	(30,125)	(14,884)
Net income attributable to Stagwell Inc. common shareholders . . . . . . $	134 $	19,919 $	21,036

The Company's long-lived assets (i.e., Right-of-use-lease assets-operating leases and Fixed asset, net) was $332.1 million ($268.5 million in the United States and $63.6 million in all other countries) as of December 31, 2023, and $372.4 million ($315.8 million in the United States and $56.7 million in all other countries) as of December 31, 2022.

The Company's CODM does not use segment assets to allocate resources or to assess performance of the segments and therefore, total segment assets have not been disclosed.

See Note 5 of the Notes included herein for a summary of the Company's revenue by geographic region for the years ended December 31, 2023, 2022, and 2021.

21. Revision of 2022 Issued Consolidated Financial Statements

As described in Note 1, in connection with the preparation of the consolidated financial statements for the year ended December 31, 2023, the Company identified errors in the areas of income taxes, noncontrolling interests, and accumulated other comprehensive loss in its previously issued 2022 annual consolidated financial statements.

The Company has revised its financial statements as of and for the year ended December 31, 2022, to reflect the corrections in this Form 10-K. There were no changes to previously issued cash flows generated from (used by) operating, investing, or financing activities for any of the impacted periods. Line items impacted in the Consolidated Statements of Shareholders Equity have been reflected below within the Statements of Comprehensive Income (Loss) and Consolidated Balance Sheet below. Presented below are the effects of the errors to the impacted financial statements as of and for the year ended December 31, 2022.

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31, 2022		
	As reported	**Adjustment**	**As revised**
Other, net	$ (7,059)	$ 2,084	$ (4,975)
Other income (expenses)	(85,727)	2,084	(83,643)
Income before income taxes and equity in earnings of non-consolidated affiliates	73,501	2,084	75,585
Income tax expense	7,580	17,882	25,462
Income before equity in earnings of non-consolidated affiliates	65,921	(15,798)	50,123
Net income	65,842	(15,798)	50,044
Net (income) attributable to noncontrolling and redeemable noncontrolling interests	(38,573)	8,448	(30,125)
Net income attributable to Stagwell Inc. common shareholders	$ 27,269	$ (7,350)	$ 19,919
Earnings Per Common Share:			
Basic	0.22	(0.06)	0.16
Diluted	0.17	(0.05)	0.12

	Year Ended December 31, 2022		
	As reported	Adjustment	As revised
Other comprehensive (loss) – foreign currency translation adjustment . .	$(37,751)	$ (22)	$(37,773)
Other comprehensive (loss)	(33,663)	(22)	(33,685)
Comprehensive income for the period	32,179	(15,820)	16,359
Comprehensive (income) attributable to the noncontrolling and redeemable noncontrolling interest	(38,573)	31,933	(6,640)
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	(6,394)	16,113	9,719

Consolidated Balance Sheet

	December 31, 2022		
	As reported	Adjustment	As revised
Other current assets	71,443	2,568	74,011
Total current assets	**$1,030,955**	**$ 2,568**	**$1,033,523**
Other assets	115,447	691	116,138
Total assets	**$3,993,332**	**$ 3,259**	**$3,996,591**
Accruals and other liabilities	248,477	20,394	268,871
Total current liabilities	1,349,802	20,394	1,370,196
Deferred tax liabilities, net	40,109	770	40,879
Other liabilities	69,780	(2,085)	67,695
Total liabilities	**$3,009,587**	**$ 19,079**	**$3,028,666**
Retained earnings	29,445	(7,350)	22,095
Accumulated other comprehensive loss	(38,941)	23,463	(15,478)
Stagwell Inc. Shareholders' Equity	482,537	16,113	498,650
Noncontrolling interests	462,097	(31,933)	430,164
Total Shareholders' Equity	944,634	(15,820)	928,814
Total Liabilities, Redeemable Noncontrolling Interests and Shareholders' Equity	**$3,993,332**	**$ 3,259**	**$3,996,591**

22. Quarterly Financial Information (Unaudited)

The following table presents selected unaudited revised financial information for each of the four quarters during the year ended December 31, 2023. See Note 1 of the Notes included herein for additional information on the revision. There were no changes to previously issued cash flows generated from (used by) operating, investing, or financing activities for any of the impacted periods. The quarterly interim consolidated balance sheets were only impacted by the effects of the balance sheet adjustments noted above. For the three months ended March 31, 2023, we have included the line items that will be impacted by the correction of errors originally adjusted as out-of-period in the 2023 interim financial statements for the Consolidated Statements of Shareholders Equity. The impact to the Consolidated Statements of Shareholders Equity for the periods ended June 30, 2023 and September 30, 2023 have been reflected below within the Consolidated Statements of Comprehensive Income (Loss).

Consolidated Statements of Operations and

Consolidated Statements of Comprehensive Income (Loss)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023
Revenue	$622,444	$632,265	$617,573	$654,895
Cost of services	413,898	402,431	384,980	419,865
Income tax expense	236	437	4,324	35,560
Income (loss) before equity in earnings of non-consolidated affiliates	(2,642)	(4,749)	3,121	54,782
Net income (loss)	(2,869)	(4,965)	3,117	46,359
Net (income) loss attributable to noncontrolling and redeemable noncontrolling interests	4,258	1,771	(2,464)	(45,073)
Net income (loss) attributable to Stagwell Inc. common shareholders	1,389	(3,194)	653	1,286
Earnings (Loss) Per Common Share				
Basic	0.01	(0.03)	0.01	0.01
Diluted	0.00	(0.03)	0.00	0.00
Other comprehensive income (loss) – foreign currency translation adjustment	4,447	2,945	(13,516)	14,120
Other comprehensive income (loss)	4,447	2,945	(13,516)	14,458
Comprehensive income (loss) for the period	1,578	(2,020)	(10,399)	60,817
Comprehensive (income) loss attributable to the noncontrolling and redeemable noncontrolling interests	2,036	(1,158)	5,483	(53,792)
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	3,614	(3,178)	(4,916)	7,025

The impact of the revision on the previously issued unaudited quarterly financial information is as follows:

	Three Months Ended March 31, 2023		
	As reported	Adjustment	As revised
Income tax expense	$ 2,384	$ (2,148)	$ 236
Loss before equity in earnings of non-consolidated affiliates	(4,790)	2,148	(2,642)
Net loss	(5,017)	2,148	(2,869)
Net loss attributable to noncontrolling and redeemable noncontrolling interests	5,460	(1,202)	4,258
Net income attributable to Stagwell Inc. common shareholders	443	946	1,389
Earnings (Loss) Per Common Share			
Basic	0.00	0.01	0.01
Diluted	(0.01)	0.01	0.00
Other comprehensive income – foreign currency translation adjustment	4,425	22	4,447
Other comprehensive income	4,425	22	4,447
Comprehensive income (loss) for the period	(592)	2,170	1,578
Comprehensive loss attributable to the noncontrolling and redeemable noncontrolling interests	26,723	(24,687)	2,036
Comprehensive income attributable to Stagwell Inc. common shareholders	26,131	(22,517)	3,614

	Three Months Ended June 30, 2023		
	As reported	Adjustment	As revised
Income tax expense	$ 5,717	$(5,280)	$ 437
Loss before equity in earnings of non-consolidated affiliates	(10,029)	5,280	(4,749)
Net loss	(10,245)	5,280	(4,965)
Net loss attributable to noncontrolling and redeemable noncontrolling interests	5,552	(3,781)	1,771
Net loss attributable to Stagwell Inc. common shareholders	(4,693)	1,499	(3,194)
Loss Per Common Share			
Basic	(0.04)	0.01	(0.03)
Diluted	(0.04)	0.01	(0.03)
Other comprehensive income – foreign currency translation adjustment	2,938	7	2,945
Other comprehensive income	2,938	7	2,945
Comprehensive loss for the period	(7,307)	5,287	(2,020)
Comprehensive (income) loss attributable to the noncontrolling and redeemable noncontrolling interests	2,623	(3,781)	(1,158)
Comprehensive loss attributable to Stagwell Inc. common shareholders	(4,684)	1,506	(3,178)

	Six Months Ended June 30, 2023		
	As reported	Adjustment	As revised
Income tax expense	$ 8,101	$ (7,428)	$ 673
Loss before equity in earnings of non-consolidated affiliates	(14,819)	7,428	(7,391)
Net loss	(15,262)	7,428	(7,834)
Net loss attributable to noncontrolling and redeemable noncontrolling interests	11,012	(4,983)	6,029
Net loss attributable to Stagwell Inc. common shareholders	(4,250)	2,445	(1,805)
Loss Per Common Share			
Basic	(0.04)	0.03	(0.01)
Diluted	(0.04)	0.03	(0.01)
Other comprehensive income – foreign currency translation adjustment	7,363	29	7,392
Other comprehensive income	7,363	29	7,392
Comprehensive loss for the period	(7,899)	7,457	(442)
Comprehensive loss attributable to the noncontrolling and redeemable noncontrolling interests	29,346	(28,468)	878
Comprehensive income attributable to Stagwell Inc. common shareholders	21,447	(21,011)	436

	Nine Months Ended September 30, 2023		
	As reported	Adjustment	As revised
Income tax expense	$ 12,425	$ (7,428)	$ 4,997
Loss before equity in earnings of non-consolidated affiliates	(11,698)	7,428	(4,270)
Net loss	(12,145)	7,428	(4,717)
Net loss attributable to noncontrolling and redeemable noncontrolling interests	8,548	(4,983)	3,565
Net loss attributable to Stagwell Inc. common shareholders	(3,597)	2,445	(1,152)

	Nine Months Ended September 30, 2023		
	As reported	Adjustment	As revised
Loss Per Common Share			
Basic	(0.03)	0.02	(0.01)
Diluted	(0.03)	0.02	(0.01)
Other comprehensive loss – foreign currency translation adjustment ...	(6,153)	29	(6,124)
Other comprehensive loss	(6,153)	29	(6,124)
Comprehensive loss for the period	(18,298)	7,457	(10,841)
Comprehensive loss attributable to the noncontrolling and redeemable noncontrolling interests	34,829	(28,468)	6,361
Comprehensive income (loss) attributable to Stagwell Inc. common shareholders	16,531	(21,011)	(4,480)

Consolidated Statements of Shareholders' Equity

	Three Months Ended March 31, 2023		
	As reported	Adjustment	As revised
Net income attributable to Stagwell Inc. common shareholders	$ 443	$ 946	$ 1,389
Net income (loss) attributable to Noncontrolling Interests	(2,917)	1,202	(1,715)
Other comprehensive income	25,688	(23,463)	2,225
Other comprehensive income (loss) attributable to Noncontrolling Interests	(21,263)	23,485	2,222
Total other comprehensive income	**$ 4,425**	**$ 22**	**$ 4,447**

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Not Applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO"), who is our principal executive officer, and Chief Financial Officer ("CFO"), who is our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We conducted an evaluation, under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Based on that evaluation, and in light of the unremediated material weaknesses identified in our internal control over financial reporting described below, our CEO and CFO concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective.

Notwithstanding the conclusion by our CEO and CFO that our disclosure controls and procedures were not effective as of December 31, 2023, management has concluded that the consolidated financial statements and related financial information included in this Form 10-K fairly present in all material respects our financial condition, results of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with GAAP.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management, under the supervision of and with the participation of the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in Internal Control — Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023, because of the existing material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified material weaknesses in our internal control over financial reporting as follows:

- We lacked a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training to (i) appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) perform effective processes and controls.

- We did not design and maintain an effective risk assessment process at a precise enough level to (i) identify, assess, and communicate appropriate control objectives, (ii) identify and analyze risks to achieve these control objectives, and (iii) identify and assess changes in the business that could result in new and evolving risks of material misstatement in the consolidated financial statements.

- We did not design and maintain effective controls over information and communication relating to communicating accurate information internally and externally, including providing information pursuant to objectives, responsibilities, and functions of internal control.

- We did not design and maintain effective monitoring controls to ascertain whether the components of internal control are present and functioning.

These material weaknesses contributed to the following additional material weaknesses:

- We did not design and maintain effective control activities that address relevant risks at the appropriate level of precision to identify all potential material misstatements and retain sufficient evidence of the performance across all business processes covering all significant accounts, including controls over the review of journal entries, account reconciliations and segregation of duties in the finance and accounting functions.

These existing material weaknesses failed to prevent or detect misstatements requiring adjustments to our income tax expense and related accounts, accumulated other comprehensive loss, noncontrolling interest and related disclosures for each of the interim periods of 2023 and resulted in the revision of the Company's consolidated financial statements for the annual period of 2022. These material weaknesses also resulted in immaterial adjustments to multiple accounts and related disclosures for the annual and each of the interim periods of 2023. Additionally, these material weaknesses could result in material misstatements to the annual or interim consolidated financial statements that would not be prevented or detected.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Form 10-K

Remediation Plan for Unremediated Material Weaknesses

While management, under the leadership of our CFO, has improved our internal control over financial reporting throughout the fiscal year ended December 31, 2023, additional time and effort is required to fully complete the remediation activities. We continue to believe these actions will be effective in the remediation of the material weaknesses, but these activities currently remain ongoing.

- We continued our enhanced communications with the Audit Committee of the Board of Directors for increased oversight. The Company also formally reports quarterly to the Audit Committee regarding progress against the remediation plan.

- We designed and implemented controls over our risk assessment process that include detailed qualitative and quantitative factors to identify and assess risks and implement or modify controls in response to those risks. We intend to further enhance our risk assessment process to identify potential risks related to the ongoing performance of controls. The risk assessment is regularly updated for new entities and changes in risk profile.

- Based on our assessment of the current state of the system of internal control at the consolidated and brand levels, we enhanced existing business processes and control activities and assessed the adequacy of resources. Additional time is needed to make the required changes to our resourcing to facilitate effective operation of the controls.

- We implemented new controls and enhanced existing controls across all business processes covering all significant accounts, including controls over the review of journal entries, account reconciliations and segregation of duties in the finance and accounting function.

- We redesigned and strengthened control activities over account reconciliations including enhanced review and approval controls.

- We designed and enhanced management review controls to improve monitoring of internal control over financial reporting.

- We also formalized internal control policies and procedures and conducted multiple in-depth training sessions with control owners throughout the Company.

During the twelve months ended December 31, 2023, management evaluated its processes and internal control over financial reporting, remediated gaps in the design of internal controls and performed operating effectiveness testing. However, additional time and effort is required to fully achieve operating effectiveness of the internal controls as well as ensure the related sufficiency of resources to maintain the operating effectiveness. We will consider the above material weaknesses to be fully remediated once the applicable controls operate for a sufficient period and our management has concluded, through testing, that these controls are operating effectively. In addition, as we continue to monitor the effectiveness of our internal control over financial reporting, we may perform additional internal control changes as necessary.

Remediation of Previously Disclosed Material Weaknesses

As previously reported in Item 9A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, management identified the following material weaknesses in our internal control over financial reporting, which were remediated as of December 31, 2023:

- We did not effectively select and develop certain information technology ("IT") general controls related to access and change management controls.

In 2022, our management developed a comprehensive remediation plan and began to execute this plan to remediate the material weaknesses described above. During the year ended December 31, 2023, we implemented several measures, which included the following:

- Designed and implemented new controls and enhanced existing controls across our information technology environment including general controls related to access and change management, and centralized numerous IT controls. We also retired IT systems by continuing to deploy the new enterprise resource planning and human resource information systems.

As of December 31, 2023, management determined the enhancements to controls noted above have been in place for a sufficient period of time and concluded, through testing, that the material weaknesses identified above had been remediated.

Changes in Internal Control Over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a15(f) and 15d15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management recognizes that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, even an effective control system that operates at a reasonable assurance level may fail to detect misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

During the quarterly period covered by this Form 10-K, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item, and not set forth below, will be included in the Company's Proxy Statement for the 2024 Annual General Meeting of Stockholders (the "2024 Proxy Statement"), to be filed with the SEC no later than 120 days after December 31, 2023, and is incorporated herein by reference.

Executive Officers of Stagwell Inc.

The executive officers of Stagwell Inc. as of March 11, 2024 are:

Name	Age	Office
Mark Penn	70	Chairman of the Board, Chief Executive Officer
Jay Leveton	47	President
Frank Lanuto	61	Chief Financial Officer
Ryan Greene	46	Chief Operating Officer
Peter McElligott	39	General Counsel
Vincenzo DiMaggio	49	Senior Vice President, Chief Accounting Officer

There is no family relationship among any of the executive officers or directors.

Mr. Penn joined MDC in March 2019 and currently serves as Chairman of the Board and Chief Executive Officer. Mr. Penn has also been the Managing Partner and President of The Stagwell Group, a private equity fund that invests in digital marketing services companies, since its formation in 2015. Previously, Mr. Penn served as Microsoft's Executive Vice President and Chief Strategy Officer and held Chief Executive Officer position in multiple strategic public relation firms.

Mr. Leveton joined the Company in August 2021 as President. Prior to joining Stagwell Inc., Mr. Leveton served as a Partner of The Stagwell Group, where he was responsible for sourcing, integrating and scaling Stagwell's portfolio of companies, since July 2015. Previously, Mr. Leveton served as the Executive Vice President, Worldwide at Burson-Marsteller, a global public relations firm, from November 2010 to July 2015. Mr. Leveton has more than 20 years of leadership experience in marketing communications services and extensive experience in high-level political and corporate market research.

Mr. Lanuto joined MDC in June 2019 as Chief Financial Officer. Prior to joining Stagwell Inc., Mr. Lanuto served as Vice President, Corporate Controller at Movado Group, Inc. since August 2015. Before Movado Group, he spent over 17 years overseeing global financial functions and operations activities in the advertising, marketing and media services industries.

Mr. Greene joined the Company in August 2021 as Chief Operating Officer. Prior to joining Stagwell Inc., Mr. Greene served as Chief Financial Officer of The Stagwell Group since September 2015. Previously, Mr. Greene served as a Financial Management Consultant at MorganFranklin Consulting from October 2013 to September 2015, where he serviced clients across a variety of industries, including advertising technology, healthcare, financial services, and defense contractors, in connection with initial public offerings, mergers and acquisitions and business process reengineering. Prior to MorganFranklin, Mr. Greene worked in various financial leadership roles for several agencies of Omnicom Group Inc.'s Diversified Agency Services network. Earlier in his career, Mr. Greene held corporate finance and operations roles with Ernst & Young LLP, B|Com3 (acquired by Publicis Groupe), and Arthur Andersen, where he was employed in the Technology, Media and Telecom group.

Mr. McElligott joined MDC in March 2021 and became our General Counsel in February 2022. Prior to joining Stagwell Inc., Mr. McElligott served as General Counsel of RapidSOS, Inc. from October 2019 to March 2021 and General Counsel of Spruce Holdings Inc. from January 2017 to October 2019. Previously, Mr. McElligott held positions as senior legal counsel at Citrix Systems Inc., a member of the corporate strategy team at Microsoft, and with a Washington, D.C. based law firm. Mr. McElligott started his legal career as a clerk for Judge James Loken on the 8th Circuit Court of Appeals.

Mr. DiMaggio joined MDC in 2018 as Chief Accounting Officer. Prior to joining Stagwell Inc., he served as the Senior Vice President, Global Controller & Chief Accounting Officer at Endeavor, from 2017 to 2018. Prior thereto, he worked at Viacom Inc. from 2012 to 2017 as Senior Vice President, Deputy Controller and at the New York Times Company from 1999 to 2012 ultimately serving as its Vice President, Assistant Corporate Controller.

Code of Conduct

The Company has adopted a Code of Conduct, which applies to all directors, officers (including the Company's Chief Executive Officer and Chief Financial Officer) and employees of the Company and its subsidiaries. The Company's policy is to not permit any waiver of the Code of Conduct for any director or executive officer, except in extremely limited circumstances. Any waiver of this Code of Conduct for directors or officers of the Company must be approved by the Board. Amendments to and waivers of the Code of Conduct will be publicly disclosed as required by applicable laws, rules and regulations. The Code of Conduct is available free of charge on the Company's website at *www.stagwellglobal.com/investors*, or by writing to Stagwell Inc., One World Trade Center, Floor 65, New York, New York 10007, Attention: Investor Relations. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, certain provisions of the Code of Conduct that apply to its principal executive officer, principal financial officer and principal accounting officer by posting such information on its website, at the address and location specified above.

Item 11. Executive Compensation

The information required by this item will be included in the 2024 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2023 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2024 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2023 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be included in the 2024 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2023 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included in the 2024 Proxy Statement to be filed with the SEC no later than 120 days after December 31, 2023 and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statement Schedules

The Financial Statements and Schedules listed in the accompanying Index to the Audited Consolidated Financial Statements in Item 8 are filed as part of this report. Schedules not included in the Index have been omitted because they are not applicable.

Schedule II — 1 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(dollars in thousands)

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Removal of Uncollectible Receivables	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – allowance for doubtful accounts:					
December 31, 2023	$10,369	$2,589	$(5,939)	$ 53	$ 7,072
December 31, 2022	5,638	7,755	(2,908)	(116)	10,369
December 31, 2021	5,109	2,037	(1,482)	(26)	5,638

Schedule II — 2 of 2

STAGWELL INC. & SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Three Years Ended December 31,
(Dollars in Thousands)

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Other	Translation Adjustments Increase (Decrease)	Balance at End of Period
Valuation accounts deducted from assets to which they apply – valuation allowance for deferred income taxes:					
December 31, 2023	$14,395	$11,791	$ —	$102	$26,288
December 31, 2022	5,825	4,932	3,638	—	14,395
December 31, 2021	5,551	(15)	289	—	5,825

(b) Exhibits

The exhibits listed on the accompanying Exhibits Index are filed as a part of this report.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Transaction Agreement, dated as of December 21, 2020, by and among Stagwell Media LP and MDC Partners Inc. (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on December 22, 2020).
2.2	Amendment No. 1 to the Transaction Agreement, dated as of June 4, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 7, 2021).
2.3	Amendment No. 2 to the Transaction Agreement, dated as of July 8, 2021 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on July 9, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Stagwell Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q filed May 9, 2023).
3.2	Amended and Restated Bylaws of Stagwell Inc. (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on August 2, 2021).
4.1	Indenture, dated as of August 20, 2021, among Stagwell Global LLC (f/k/a Midas OpCo Holdings LLC), the Note Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on August 20, 2021).
4.2	Form of 5.625% Senior Note due 2029 (included in Exhibit 4.1).
4.3	Description of Securities.*
10.1	Second Amended and Restated Limited Liability Company Agreement of Stagwell Global LLC dated as of March 23, 2022. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed March 28, 2022).
10.2	Amended and Restated Credit Agreement, dated as of August 2, 2021, as amended, among Stagwell Marketing Group LLC, Stagwell Global LLC, Maxxcom LLC, the other Borrowers and Loan Parties party thereto, the Lenders and other parties party thereto, and JP Morgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 9, 2023).
10.3	Securities Purchase Agreement, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C., dated as of February 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 15, 2017).
10.3.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Broad Street Principal Investments, L.L.C. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 4, 2021).
10.4	Securities Purchase Agreement, by and between MDC Partners Inc. and Stagwell Agency Holdings LLC, dated as of March 14, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 15, 2019).
10.4.1	Amendment to Securities Purchase Agreement, dated August 4, 2021, by and between Stagwell Inc. and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 4, 2021).
10.5	Registration Rights Agreement, dated August 2, 2021, by and among the Company and the Stagwell Parties (as defined therein) (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on August 2, 2021).
10.6	Tax Receivable Agreement, dated August 2, 2021, by and among the Company, Midas OpCo Holdings LLC and Stagwell Media LP (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on August 2, 2021).
10.7	Information Rights Letter Agreement, dated August 2, 2021, by and among the Company, Stagwell Media LP, Stagwell Group LLC and Stagwell Agency Holdings LLC (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on August 2, 2021).

Exhibit No.	Description
10.8	Stock Repurchase Agreement, dated May 9, 2023, Between Stagwell Inc. and the entities listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 9, 2023).
10.9†	Second Amended and Restated Employment Agreement, dated as of March 11, 2022, by and between the Company and Mark Penn (incorporated by reference to Exhibit 10.10 to the Company's Form 10-K filed March 17, 2022).
10.9.1†	Amended and Restated Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 11, 2022 (incorporated by reference to Exhibit 10.10.2 to the Company's Form 10-K filed March 17, 2022).
10.9.2†	Stock Appreciation Rights Agreement by and between the Company and Mark Penn, dated as of March 1, 2023 (incorporated by reference to Exhibit 10.9.3 to the Company's Form 10-K filed on March 6, 2023).
10.10†	Employment Agreement dated as of May 6, 2019, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on May 8, 2019).
10.10.1†	Employment Agreement Amendment, dated as of September 8, 2021, by and between the Company and Frank Lanuto (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 8, 2021).
10.11†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Jay Leveton (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on September 16, 2021).
10.12†	Employment Agreement, dated as of September 12, 2021, by and between the Company and Ryan Greene (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on September 16, 2021).
10.13†	Employment Agreement between the Company and Vincenzo DiMaggio, dated as of May 8, 2018 (incorporated by reference to Exhibit 10.8 to the Company's 10-K filed on March 18, 2019).
10.14†	MDC Partners Inc. 2011 Stock Incentive Plan, as approved and adopted by the shareholders of the Company on June 1, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on June 1, 2011).
10.15†	Stagwell Inc. Second Amended and Restated 2016 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on June 14, 2022).
10.15.1†	Form of Financial Performance-Based Restricted Stock Unit Grant Agreement.*
10.15.2†	Form of Time-Based Restricted Stock Unit Grant Agreement.*
10.15.3†	Form of Financial Performance-Based Restricted Stock Grant Agreement (incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q filed on November 9, 2021).
10.16†	Stagwell Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.3 to the Company's Form S-8 filed on March 7, 2023.
10.17†	Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed November 7, 2022).
10.18†	Stagwell Inc. Non-Employee Director Compensation Policy. (incorporated by reference to Exhibit 10.20 to the Company's Form 10-K filed March 17, 2022).
21	Subsidiaries of Registrant*
23.1	Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP*
23.2	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP*
24	Power of Attorney (included on the signature pages to this Form 10-K)*
31.1	Certification by Chief Executive Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit No.	Description
31.2	Certification by Chief Financial Officer pursuant to Rules 13a – 14(a) and 15d – 14(a) under the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification by Chief Executive Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	Certification by Chief Financial Officer pursuant to 18 USC. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
97	Stagwell Inc. Executive Compensation Clawback Policy.*
101	Interactive Data File, for the period ended December 31, 2023. The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.*
104	Cover Page Interactive Data File. The cover page XBRL tags are embedded within the inline XBRL document and are included in Exhibit 101.*

_____

*   Filed electronically herewith.

†   Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAGWELL INC.

/s/ Frank Lanuto
_____
Frank Lanuto
Chief Financial Officer and Authorized Signatory
March 11, 2024

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Lanuto and Vincenzo DiMaggio, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

STAGWELL INC.

/s/ Mark Penn
_____
Mark Penn
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)
March 11, 2024

/s/ Frank Lanuto
_____
Frank Lanuto
Chief Financial Officer
(Principal Financial Officer)
March 11, 2024

/s/ Vincenzo DiMaggio
_____
Vincenzo DiMaggio
Chief Accounting Officer
(Principal Accounting Officer)
March 11, 2024

/s/ Charlene Barshefsky
_____
Ambassador Charlene Barshefsky
Director
March 11, 2024

/s/ Bradley Gross
_____
Bradley Gross
Director
March 11, 2024

/s/ Wade Oosterman
_____
Wade Oosterman
Director
March 11, 2024

/s/ Desirée Rogers
_____
Desirée Rogers
Director
March 11, 2024

/s/ Eli Samaha
_____
Eli Samaha
Director
March 11, 2024

/s/ Irwin D. Simon
_____
Irwin D. Simon
Lead Independent Director
March 11, 2024

/s/ Rodney Slater
_____
Secretary Rodney Slater
Director
March 11, 2024

/s/ Brandt Vaughan
_____
Brandt Vaughan
Director
March 11, 2024

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BOARD OF DIRECTORS


Mark J. Penn
Chairman and Chief Executive Officer
Stagwell Inc.


Irwin D. Simon
Lead Independent Director
Chairman and CEO, Tilray Brands, Inc.


Ambassador Charlene Barshefsky
Director
Chair, Parkside Global Advisors


Bradley J. Gross
Director
Partner and Managing Director,
Goldman Sachs & Co.


Wade Oosterman
President and CEO
Peyden Inc.


Desirée Rogers
Director
CEO, Black Opal, LLC


Eli Samaha
Director
Managing Partner, Madison Avenue
Partners, LP


Secretary Rodney Slater
Director
Partner, Squire Patton Boggs


Brandt Vaughan
Director
Chief Operating Officer and
Chief Investment Officer, Ballmer Group

EXECUTIVE OFFICERS


Mark J. Penn
Chairman and Chief Executive Officer


Jay Leveton
President


Frank Lanuto
Chief Financial Officer


Ryan Greene
Chief Operating Officer


Peter McElligott
General Counsel


Vincenzo DiMaggio
SVP, Chief Accounting Officer

TRANSFER AGENT
Equiniti Trust Company, LLC
6201 15th Ave.
Brooklyn NY 11219
800-937-5449

INVESTOR RELATIONS
For Investor Relations information, contact Ben
Allanson, Director of Investor Relations, at
ir@stagwellglobal.com.

STOCK EXCHANGE LISTING
The Class A common stock of the Company is listed
on NASDAQ under the trading symbol "STGW".

STAGWELL